SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date March 29, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Anexo I

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

ANEXO I

FORMULÁRIO CADASTRAL – DIRETOR(A) OU CONSELHEIRO(A) DE ADMINISTRAÇÃO

Conformidade com a Lei 13.303, de 30 de junho de 2016.
Verificação dos requisitos e vedações legais e estatutários exigidos para indicação de Administrador (conselheiro de administração ou diretor) de empresa estatal com receita operacional bruta igual ou superior a R$ 90 milhões.

A. DADOS GERAIS

1. Nome completo:	
2. CPF:	3. Sexo: ( ) M ( ) F
4. Endereço:	
5. Telefone profissional:	6. Telefone pessoal:
7. *E-mail*:	
8. Cargo para o qual foi indicado: ( ) Conselho de Administração ( ) Diretor	
9. Empresa à qual foi indicado:	
10. Representante do(s): ( ) Acionista controlador ( ) Acionistas minoritários ( ) Acionistas preferencialistas ( ) Empregados	

B. EXPERIÊNCIA PROFISSIONAL

11. Assinale a experiência profissional abaixo que você possui: ( ) 10 anos na área de atuação da estatal ou em área conexa ao cargo para o qual foi indicado ( ) 04 anos em cargo de direção (conselho de administração, diretoria ou comitê de auditoria) ou chefia superior (dois níveis hierárquicos não estatutários mais altos da empresa) em empresa de porte ou objeto semelhante ao da estatal

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

( ) 04 anos em cargo equivalente a DAS-4 ou superior em pessoa jurídica de direito público interno
( ) 04 anos como docente ou pesquisador, de nível superior, na área de atuação da estatal
( ) 04 anos como profissional liberal em atividade vinculada à área de atuação da estatal

12. Dos itens assinalados no item 11, descreva a experiência mais aderente ao cargo de administrador:*

____

*Indicar só a principal. Exemplos: a) empregado; b) superintendente; c) coordenador-geral; d) professor de economia; e) advogado

	SIM	NÃO
13. Tem formação acadêmica compatível com o cargo para o qual foi indicado, contemplando curso de graduação ou pós-graduação reconhecido ou credenciado pelo Ministério da Educação?		

14. Qual a área de sua formação acadêmica?

	SIM	NÃO
15. É titular de cargo com vínculo permanente com o serviço Público?		

16. Em caso de resposta positiva no item 15, informe o cargo:

	SIM	NÃO
17. Possui notório conhecimento compatível com o cargo para o qual foi indicado?		
18. É residente no Brasil (requisito obrigatório apenas para indicação de Diretor)?		
19. Cumpre as exigências do estatuto social da estatal, que foi lido e verificado pelo indicado?		

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

C. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	**Se enquadra?**	
	SIM	**NÃO**
I - é representante do órgão regulador ao qual a empresa estatal está sujeita?		
II - é Ministro de Estado, Secretário Estadual ou Secretário Municipal?		
III - é titular de cargo em comissão na administração pública federal, direta ou indireta, sem vínculo permanente com o serviço público? (aplica-se a servidor ou ao empregado público aposentado que seja titular de cargo em comissão da administração pública estadual direta ou indireta)		
IV - é dirigente estatutário de partido político, ainda que licenciado?		
V - é titular de mandato no Poder Legislativo de qualquer ente federativo, ainda que licenciado?		
VI - é parente consanguíneo ou afim até o terceiro grau das pessoas mencionadas nos incisos I a V?		
VII - é pessoa que atuou, nos últimos trinta e seis meses, como participante de estrutura decisória de partido político?		
VIII - é pessoa que atuou, nos últimos trinta e seis meses, em trabalho vinculado a organização, estruturação e realização de campanha eleitoral?		
IX - é pessoa que exerça cargo em organização sindical?		
X - é pessoa física que tenha firmado contrato ou parceria, como fornecedor ou comprador, demandante ou ofertante, de bens ou serviços de qualquer natureza, com o Estado do Paraná, com a própria estatal ou com empresa estatal do seu conglomerado estatal, nos três anos anteriores à data de sua nomeação?		
XI - é pessoa que tenha ou possa ter qualquer forma de conflito de interesse com o Estado do Paraná estatal ou com a própria estatal?		
XII - é pessoa inalistável ou analfabeto?		
XIII - foi membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa e das Câmaras Municipais, que haja perdido o respectivo mandato por infringência do disposto nos incisos I e II do art. 55 da Constituição Federal, dos dispositivos equivalentes sobre perda de mandato das Constituições Estaduais e Leis Orgânicas dos Municípios e do Distrito Federal, nos últimos 8 (oito) anos?		
XIV - foi Governador ou Vice-Governador de Estado e do Distrito Federal ou Prefeito ou Vice-Prefeito que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	**Se enquadra?**	
	SIM	**NÃO**
XV - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 8 (oito) anos?		
XVI - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena ou encerrado o cumprimento da pena, nos últimos 8 (oito) anos? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		
XVII - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 8 (oito) anos?		
XVIII - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 8 (oito) anos, contados a partir da data da decisão, aplicando-se o disposto no inciso II do art. 71 da Constituição Federal, a todos os ordenadores de despesa, sem exclusão de mandatários que houverem agido nessa condição?		
XIX - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado ou proferida por órgão judicial colegiado, nos últimos 8 (oito) anos?		
XX - exerceu cargo ou função de direção, administração ou representação em estabelecimentos de crédito, financiamento ou seguro que tenham sido ou estejam sendo objeto processo de liquidação judicial ou extrajudicial, nos 12 (doze) meses anteriores à respectiva decretação ou, em caso positivo, não foi exonerado da responsabilidade?		
XXI - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 8 (oito) anos?		
XXII - foi Presidente da República, o Governador de Estado e do Distrito Federal, o Prefeito, membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa, das Câmaras Municipais, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		
XXIII - foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 8 (oito) anos?		

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	**Se enquadra?**	
	SIM	**NÃO**
XXIV - foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 8 (oito) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		
XXV - foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 8 (oito) anos?		
XXVI - foi demitido do serviço público em decorrência de processo administrativo ou judicial, pelo prazo de 8 (oito) anos, contado da decisão, salvo se o ato houver sido suspenso ou anulado pelo Poder Judiciário?		
XXVII - é pessoa física e ou dirigente de pessoa jurídica responsável por doações eleitorais tidas por ilegais por decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral nos últimos 8 (oito) anos?		
XXVIII - é magistrado ou membro do Ministério Público que foi aposentado compulsoriamente por decisão sancionatória, que tenha perdido o cargo por sentença ou que tenha pedido exoneração ou aposentadoria voluntária na pendência de processo administrativo disciplinar, nos últimos 8 (oito) anos?		
XXIX - é pessoa impedida por lei especial, ou condenada por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos?		
XXX - é pessoa declarada inabilitadas por ato da Comissão de Valores Mobiliários?* * Site da CVM, no link de Atuação Sancionadora - Pesquisa Avançada		
XXXI - ocupa cargo em sociedade que possa ser considerada concorrente no mercado, em especial, em conselhos consultivos, de administração ou fiscal?		

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

D. VERIFICAÇÃO DO ENQUADRAMENTO DO INDICADO À CONDIÇÃO DE MEMBRO INDEPENDENTE DO CONSELHO DE ADMINISTRAÇÃO

	Se enquadra?	
	SIM	NÃO
I – possui qualquer vínculo com a empresa pública ou sociedade de economia mista, exceto participação de capital?		
II – é cônjuge ou parente consanguíneo ou afim, até o terceiro grau ou por adoção, de chefe do Poder Executivo, de Ministro de Estado, de Secretário de Estado ou Município ou de administrador da empresa pública ou da sociedade de economia mista?		
III – manteve, nos últimos 3 (três) anos, vínculo de qualquer natureza com a empresa pública, a sociedade de economia mista ou seus controladores, que possa vir a comprometer sua independência?		
IV – é ou foi, nos últimos 3 (três) anos, empregado ou diretor da empresa pública, da sociedade de economia mista ou de sociedade controlada, coligada ou subsidiária da empresa pública ou da sociedade de economia mista, exceto se o vínculo for exclusivamente com instituições públicas de ensino ou pesquisa?		
V – é fornecedor ou comprador, direto ou indireto, de serviços ou produtos da empresa pública ou da sociedade de economia mista, de modo a implicar perda de independência?		
VI – é funcionário ou administrador de sociedade ou entidade que esteja oferecendo ou demandando serviços ou produtos à empresa pública ou à sociedade de economia mista, de modo a implicar perda de independência?		
VII – recebe outra remuneração da empresa pública ou da sociedade de economia mista além daquela relativa ao cargo de conselheiro, à exceção de proventos em dinheiro oriundos de participação no capital?		

Ciente das possíveis penalidades cíveis, administrativas e penais, que eventuais declarações falsas podem acarretar, afirmo que as informações prestadas e os comprovantes anexos são exatos, verdadeiros e sem rasuras de qualquer espécie, podendo ser utilizados pelo Conselho de Controle das Empresas Estaduais - CCEE.

Local e data

Assinatura do(a) Indicado(a)

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

ANEXO II

FORMULÁRIO CADASTRAL – CONSELHEIRO FISCAL

Conformidade com a Lei 13.303, de 30 de junho de 2016.
Verificação dos requisitos e vedações legais e estatutários exigidos para indicação de conselheiro fiscal de empresa estatal com receita operacional bruta igual ou superior a R$ 90 milhões.

A. DADOS GERAIS

1. Nome completo:	
2. CPF:	3. Sexo: ( ) M ( ) F
4. Endereço:	
5. Telefone profissional:	6. Telefone pessoal:
7. *E-mail*:	
8. Cargo para o qual foi indicado: ( ) Titular ( ) Suplente	
9. Empresa à qual foi indicado:	
10. Indicação: ( ) Acionista controlador ( ) Acionistas minoritários ( ) Acionistas preferencialistas	

B. EXPERIÊNCIA PROFISSIONAL

	Sim	Não
11. Tem formação acadêmica compatível com o cargo para o qual foi indicado, contemplando curso de graduação ou pós-graduação reconhecido ou credenciado pelo Ministério da Educação?		
12. Qual a área de sua formação acadêmica?		

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

ANEXO V

FORMULÁRIO CADASTRAL – MEMBRO DO COMITÊ DE AUDITORIA ESTATUTÁRIO

Conformidade com a Lei 13.303, de 30 de junho de 2016.
Verificação dos requisitos e vedações legais e estatutários exigidos para indicação de membro de Comitê de Auditoria Estatutário de empresa estatal com receita operacional bruta igual ou superior a R$ 90 milhões.

A. DADOS GERAIS

1. Nome completo:	
2. CPF:	3. Sexo: ( ) M ( ) F
4. Endereço:	
5. Telefone profissional:	6. Telefone pessoal:
7. *E-mail*:	
8. Empresa à qual foi indicado:	

B. EXPERIÊNCIA PROFISSIONAL

9. Qual a área de sua formação acadêmica?		
10. Possui reconhecida experiência em assuntos de contabilidade societária?	SIM	NÃO
11. É titular de cargo com vínculo permanente com o serviço Público?		
12. Em caso de resposta positiva no item 11, informe o cargo:		

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

C. REQUISITOS MÍNIMOS

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses, discriminados abaixo, estando apto para integrar o Comitê de Auditoria Estatutário, nos termos da Lei Federal nº 13.303/2016:	**Se enquadra?**	
	Sim	**Não**
I – é ou foi, nos últimos 12 (doze) meses, diretor, empregado ou membro do conselho fiscal da empresa pública ou sociedade de economia mista ou de sua controladora, controlada, coligada ou sociedade em controle comum, direta ou indireta?		
II - é ou foi, nos últimos 12 (doze) meses, responsável técnico, diretor, gerente, supervisor ou qualquer outro integrante com função de gerência de equipe envolvida nos trabalhos de auditoria na empresa pública ou sociedade de economia mista?		
III – é cônjuge ou parente consanguíneo ou afim, até o segundo grau ou por adoção, de pessoa referida nos itens I ou II?		
IV – recebe qualquer outro tipo de remuneração a empresa pública ou sociedade de economia mista ou de sua controladora, controlada, coligada ou sociedade em controle comum, direta ou indireta, que não seja aquela relativa à função de integrante do Comitê de Auditoria Estatutário?		
V – é ou foi ocupante de cargo público efetivo, ainda que licenciado, ou de cargo em comissão da pessoa jurídica de direito público que exerça o controle acionário da empresa pública ou sociedade de economia mista, nos 12 (doze) meses anteriores à nomeação para o Comitê de Auditoria Estatutário?		

D. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011 e no Decreto Estadual nº 41/2015, discriminadas abaixo:	**Se enquadra?**	
	Sim	**Não**
I - é agente político que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Federal, da Constituição Estadual ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		
II - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 4 (quatro) anos?		
III - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena nos últimos 4 (quatro) anos, por qualquer dos crimes abaixo? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011 e no Decreto Estadual nº 41/2015, discriminadas abaixo:	Se enquadra?	
	Sim	Não
IV - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 4 (quatro) anos?		
V - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 4 (quatro) anos?		
VI - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado ou proferida por órgão judicial colegiado, nos últimos 4 (quatro) anos?		
VII - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 4 (quatro) anos?		
VIII - foi agente político, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		
IX - foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 4 (quatro) anos?		
X - foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 4 (quatro) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		
XI - foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 4 (quatro) anos?		
XII - foi demitido do serviço público em decorrência de processo administrativo ou judicial, nos últimos 4 (quatro) anos, salvo se o ato houver sido suspenso ou anulado pelo Poder Judiciário?		
XIII - é pessoa física e ou dirigente de pessoa jurídica responsável por doações eleitorais tidas por ilegais por decisão transitada em julgado proferida nos últimos 4 (quatro) anos?		
XIV - é magistrado ou membro do Ministério Público que foi aposentado compulsoriamente por decisão sancionatória, que tenha perdido o cargo por sentença ou que tenha pedido exoneração ou aposentadoria voluntária na pendência de processo administrativo disciplinar, nos últimos 4 (quatro) anos?		
XV - é pessoa impedida por lei especial, ou condenada por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos?		

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011 e no Decreto Estadual nº 41/2015, discriminadas abaixo:	**Se enquadra?**	
	Sim	**Não**
XVI - é pessoa declarada inabilitadas por ato da Comissão de Valores Mobiliários?* * Site da CVM, no link de Atuação Sancionadora - Pesquisa Avançada		
XVII - ocupa cargo em sociedade que possa ser considerada concorrente no mercado, em especial, em conselhos consultivos, de administração ou fiscal?		
XVIII - tem interesse conflitante com a sociedade?		

D. VERIFICAÇÃO DO ENQUADRAMENTO DO INDICADO À CONDIÇÃO DE MEMBRO INDEPENDENTE DO COMITÊ DE AUDITORIA ESTATUTÁRIO*

	Se enquadra?	
	SIM	**NÃO**
I – possui qualquer vínculo com a empresa pública ou sociedade de economia mista, exceto participação de capital?		
II – é cônjuge ou parente consanguíneo ou afim, até o terceiro grau ou por adoção, de chefe do Poder Executivo, de Ministro de Estado, de Secretário de Estado ou Município ou de administrador da empresa pública ou da sociedade de economia mista?		
III – manteve, nos últimos 3 (três) anos, vínculo de qualquer natureza com a empresa pública, a sociedade de economia mista ou seus controladores, que possa vir a comprometer sua independência?		
IV – é ou foi, nos últimos 3 (três) anos, empregado ou diretor da empresa pública, da sociedade de economia mista ou de sociedade controlada, coligada ou subsidiária da empresa pública ou da sociedade de economia mista, exceto se o vínculo for exclusivamente com instituições públicas de ensino ou pesquisa?		
V – é fornecedor ou comprador, direto ou indireto, de serviços ou produtos da empresa pública ou da sociedade de economia mista, de modo a implicar perda de independência?		
VI – é funcionário ou administrador de sociedade ou entidade que esteja oferecendo ou demandando serviços ou produtos à empresa pública ou à sociedade de economia mista, de modo a implicar perda de independência?		
VII – recebe outra remuneração da empresa pública ou da sociedade de economia mista além daquela relativa ao cargo de conselheiro, à exceção de proventos em dinheiro oriundos de participação no capital?		

*Os indicados para o Comitê de Auditoria Estatutário deverão preencher essa tabela para fins de verificação, por parte do Comitê de Indicação e Avaliação, quanto à condição ou não de membro independente (art. 22, § 1º, c/c art. 25 da Lei Federal nº 13.303/2016).

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

Ciente das possíveis penalidades cíveis, administrativas e penais, que eventuais declarações falsas podem acarretar, afirmo que as informações prestadas e os comprovantes anexos são exatos, verdadeiros e sem rasuras de qualquer espécie, podendo ser utilizados pelo Conselho de Controle das Empresas Estaduais - CCEE.

____________________ Local e data

____________________ Assinatura do(a) Indicado(a)

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

	SIM	NÃO
13. É titular de cargo com vínculo permanente com o serviço Público?		
14. Em caso de resposta positiva no item 13, informe o cargo:		
	Sim	**Não**
15. Possui notório conhecimento compatível com o cargo para o qual foi indicado?		
16. É residente no Brasil?		
17. Exerceu, por prazo mínimo de 3 (três) anos, cargo de direção ou assessoramento na administração pública ou cargo de conselheiro fiscal ou administrador em empresa?		
18. Cumpre as exigências do estatuto social da estatal, que foi lido e verificado pelo indicado?		

C. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011, no Decreto Estadual nº 41/2015 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	Se enquadra?	
	Sim	Não
I - é agente político que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Federal, da Constituição Estadual ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		
II - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 4 (quatro) anos?		
III - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena nos últimos 4 (quatro) anos, por qualquer dos crimes abaixo? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		
IV - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 4 (quatro) anos?		
V - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 4 (quatro) anos?		
VI - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado		

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011, no Decreto Estadual nº 41/2015 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	Se enquadra?	
	Sim	Não
ou proferida por órgão judicial colegiado, nos últimos 4 (quatro) anos?		
VII - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 4 (quatro) anos?		
VIII - foi agente político, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		
IX - foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 4 (quatro) anos?		
X - foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 4 (quatro) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		
XI - foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 4 (quatro) anos?		
XII - foi demitido do serviço público em decorrência de processo administrativo ou judicial, nos últimos 4 (quatro) anos, salvo se o ato houver sido suspenso ou anulado pelo Poder Judiciário?		
XIII - é pessoa física e ou dirigente de pessoa jurídica responsável por doações eleitorais tidas por ilegais por decisão transitada em julgado proferida nos últimos 4 (quatro) anos?		
XIV - é magistrado ou membro do Ministério Público que foi aposentado compulsoriamente por decisão sancionatória, que tenha perdido o cargo por sentença ou que tenha pedido exoneração ou aposentadoria voluntária na pendência de processo administrativo disciplinar, nos últimos 4 (quatro) anos?		
XV - é pessoa impedida por lei especial, ou condenada por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos?		
XVI - é pessoa declarada inabilitadas por ato da Comissão de Valores Mobiliários?* * Site da CVM, no link de Atuação Sancionadora - Pesquisa Avançada		
XVII - ocupa cargo em sociedade que possa ser considerada concorrente no mercado, em especial, em conselhos consultivos, de administração ou fiscal?		
XVIII - tem interesse conflitante com a sociedade?		

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011, no Decreto Estadual nº 41/2015 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	**Se enquadra?**	
	Sim	**Não**
XIX - É membro de órgão da administração ou empregado da companhia ou de sociedade controlada ou do mesmo grupo, ou cônjuge ou parente, até terceiro grau, de administrador da companhia?		

Ciente das possíveis penalidades cíveis, administrativas e penais, que eventuais declarações falsas podem acarretar, afirmo que as informações prestadas e os comprovantes anexos são exatos, verdadeiros e sem rasuras de qualquer espécie, podendo ser utilizados pelo Conselho de Controle das Empresas Estaduais - CCEE.

________________________ Local e data

________________________ Assinatura do(a) Indicado(a)

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

ANEXO VI

FORMULÁRIO CADASTRAL – MEMBRO DO COMITÊ DE INDICAÇÃO E AVALIAÇÃO

Conformidade com a Lei 13.303, de 30 de junho de 2016.
Verificação dos requisitos e vedações legais e estatutários exigidos para indicação de membro de Comitê de Indicação e Avaliação de empresa estatal com receita operacional bruta igual ou superior a R$ 90 milhões.

A. DADOS GERAIS

1. Nome completo:	
2. CPF:	3. Sexo: ( ) M ( ) F
4. Endereço:	
5. Telefone profissional:	6. Telefone pessoal:
7. *E-mail*:	
8. Empresa à qual foi indicado:	

B. EXPERIÊNCIA PROFISSIONAL

9. Qual a área de sua formação acadêmica?		
	SIM	**NÃO**
10. É titular de cargo com vínculo permanente com o serviço Público?		
11. Em caso de resposta positiva no item 10, informe o cargo:		

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

C. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011 e no Decreto Estadual nº 41/2015, discriminadas abaixo:	**Se enquadra?**	
	Sim	**Não**
I - é agente político que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Federal, da Constituição Estadual ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		
II - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 4 (quatro) anos?		
III - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena nos últimos 4 (quatro) anos, por qualquer dos crimes abaixo? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		
IV - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 4 (quatro) anos?		
V - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 4 (quatro) anos?		
VI - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado ou proferida por órgão judicial colegiado, nos últimos 4 (quatro) anos?		
VII - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 4 (quatro) anos?		
VIII - foi agente político, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		
IX - foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 4 (quatro) anos?		
X - foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 4 (quatro) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		
XI - foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão		

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011 e no Decreto Estadual nº 41/2015, discriminadas abaixo:	**Se enquadra?**	
	Sim	**Não**
de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 4 (quatro) anos?		
XII - foi demitido do serviço público em decorrência de processo administrativo ou judicial, nos últimos 4 (quatro) anos, salvo se o ato houver sido suspenso ou anulado pelo Poder Judiciário?		
XIII - é pessoa física e ou dirigente de pessoa jurídica responsável por doações eleitorais tidas por ilegais por decisão transitada em julgado proferida nos últimos 4 (quatro) anos?		
XIV - é magistrado ou membro do Ministério Público que foi aposentado compulsoriamente por decisão sancionatória, que tenha perdido o cargo por sentença ou que tenha pedido exoneração ou aposentadoria voluntária na pendência de processo administrativo disciplinar, nos últimos 4 (quatro) anos?		
XV - é pessoa impedida por lei especial, ou condenada por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos?		
XVI - é pessoa declarada inabilitadas por ato da Comissão de Valores Mobiliários?* * Site da CVM, no link de Atuação Sancionadora - Pesquisa Avançada		
XVII - ocupa cargo em sociedade que possa ser considerada concorrente no mercado, em especial, em conselhos consultivos, de administração ou fiscal?		
XVIII - tem interesse conflitante com a sociedade?		

Ciente das possíveis penalidades cíveis, administrativas e penais, que eventuais declarações falsas podem acarretar, afirmo que as informações prestadas e os comprovantes anexos são exatos, verdadeiros e sem rasuras de qualquer espécie, podendo ser utilizados pelo Conselho de Controle das Empresas Estaduais – CCEE.

____________________ Local e data

____________________ Assinatura do(a) Indicado(a)

1. FINALIDADE

1.1 - Estabelecer diretrizes para a indicação de membros de órgãos estatutários da Companhia Paranaense de Energia – Copel (Holding), de suas subsidiárias integrais e de suas participações societárias diretas ou indiretas, incluindo demais cargos previstos em acordo de acionistas.

1.2 - Também é aplicável, como recomendação, às controladas e controladas em conjunto, e em caráter indicativo para as empresas coligadas e outras participações societárias, respeitados seus trâmites societários.

1.3 - Para efeito desta Política, o conjunto de empresas relacionadas nos parágrafos anteriores, doravante, será denominado Copel

2. CONCEITOS

2.1 - ACORDO DE ACIONISTAS

Instrumento jurídico que estabelece os direitos, os deveres e as obrigações dos sócios, envolvendo a gestão, o controle e a governança corporativa da sociedade.

2.2 - ADMINISTRADORES

Membros do Conselho de Administração e da Diretoria.

2.3 - COMITÊ DE AUDITORIA ESTATUTÁRIO

Órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.

2.4 - COMITÊ DE INDICAÇÃO E AVALIAÇÃO

Órgão de caráter permanente, auxiliar dos acionistas, responsável por verificar a conformidade do processo de indicação dos Administradores, conselheiros fiscais e membros de comitês estatutários e apoiar o processo de avaliação de desempenho dos órgãos estatutários e de seus membros.

2.5 - CONSELHO DE ADMINISTRAÇÃO

Órgão de deliberação estratégica e colegiada responsável pela orientação superior da empresa.

2.6 - CONSELHO FISCAL

Órgão de caráter permanente responsável por fiscalizar os atos dos Administradores e verificar os cumprimentos dos seus deveres legais e estatutários.

2.7 - CONTROLADA

Empresa na qual a controladora, diretamente ou através de outras controladas, é titular de direitos de sócio que lhe assegurem, de modo permanente, preponderância nas deliberações sociais e o poder de eleger a maioria dos Administradores.

2.8 - EMPREENDIMENTOS CONTROLADOS EM CONJUNTO

Acordo conjunto por meio do qual as partes que detêm o controle em conjunto do acordo contratual têm direitos sobre os ativos líquidos desse acordo.

2.9 - ESTATUTO SOCIAL

Documento que apresenta o objeto social e a estrutura orgânica da empresa, além do funcionamento e atribuições dos órgãos estatutários.

2.10 - HOLDING

Empresa que detém a posse majoritária de ações de outras empresas, geralmente denominadas subsidiárias, centralizando o controle sobre elas.

2.11 - ÓRGÃO ESTATUTÁRIO

Órgão de deliberação colegiada com criação e funcionamento previstos em estatuto social. Para efeitos desta norma, os órgãos estatutários são: Conselho de Administração, Conselho Fiscal, Diretoria, e comitês estatutários, como o Comitê de Auditoria Estatutário e Comitê de Indicação e Avaliação.

2.12 - PARTES INTERESSADAS

Pessoa ou grupo que legitima as ações de uma organização e que tem papel direto ou indireto na gestão e resultados desta mesma organização.

2.13 - PARTICIPAÇÃO SOCIETÁRIA

Empresa onde a Copel (Holding) e/ou suas subsidiárias integrais possui ações.

2.14 – REGIMENTO INTERNO

Documento que visa organizar os trabalhos internos formalizando as responsabilidades e atribuições complementares e/ou regulamentadoras dos órgãos estatutários, observando as normas contidas no Estatuto Social e na legislação que rege as atividades da Copel (Holding) e de suas subsidiárias integrais.

2.15 - SUBSIDIÁRIA INTEGRAL

Sociedade constituída, mediante escritura pública, tendo somente um único acionista.

3. PRINCÍPIOS

3.1 - As ações realizadas em nome da Copel (Holding) e de suas controladas devem contribuir para a perenidade da Companhia e estar fundamentadas nos princípios de governança corporativa do Instituto Brasileiro de Governança Corporativa - IBGC, nos seus valores, no seu Código de Conduta e nos compromissos voluntários assumidos com o desenvolvimento sustentável.

3.2 - Para a presente Política, são princípios básicos a serem considerados no processo de indicação:

3.2.1 - **Foco no Resultado**: capacidade do indicado de priorizar e estabelecer estratégias para a realização com alta performance do objeto social da empresa onde irá atuar, buscando maximizar o valor, gerar lucro, distribuir dividendos e manter a sustentabilidade econômico-financeira da empresa.

3.2.2 - **Diligência**: capacidade do indicado em se relacionar com a empresa onde irá atuar, buscando diretrizes e relatando tempestivamente o andamento da companhia quanto aos indicadores relevantes para sua sustentabilidade e manutenção dos retornos esperados.

3.2.3 - **Transparência**: disponibilizar para as partes interessadas as informações que sejam de seu interesse e não apenas aquelas impostas por disposições de leis ou regulamentos, não se restringindo ao desempenho econômico-financeiro, contemplando também os demais fatores para garantia da conformidade.

3.2.4 - **Equidade**: tratamento justo e isonômico de todos os sócios e demais partes interessadas, levando em consideração seus direitos, deveres, necessidades, interesses e expectativas.

3.2.5 - **Prestação de contas**: o indicado deve prestar contas de sua atuação de modo claro, conciso, compreensível e tempestivo, assumindo integralmente as consequências de seus atos e omissões, e atuando com diligência e responsabilidade.

3.2.6 - **Responsabilidade corporativa**: o indicado deve zelar pela viabilidade econômico-financeira das organizações, reduzir as externalidades negativas de seus negócios e suas operações, e aumentar as positivas, levando em consideração, no seu modelo de negócios, os diversos capitais no curto, médio e longo prazos.

3.2.7 - **Independência**: o indicado deverá agir com o máximo de independência, defendendo os negócios da empresa em que irá atuar, visando o desenvolvimento sustentável e a geração de valor.

3.2.8 - **Diversidade**: reconhecer a importância da diversidade de formações, qualificações e experiências, inclusive em relação a gênero, religião, idade e raça.

4. PREMISSAS

4.1 - A Copel valoriza a indicação de profissionais qualificados, com notória experiência (técnica, profissional, acadêmica) e reputação ilibada.

4.2 - A Copel considera o processo de indicação de Administradores, conselheiros fiscais e membros de comitês estatutários como parte fundamental para a gestão sustentável dos negócios da Companhia.

5. DIRETRIZES

5.1 - Estruturar o processo de indicação buscando combinar o interesse da Companhia, dos acionistas, gestores e colaboradores, com base no mérito e nas competências requeridas para o desempenho do cargo, observando a legislação vigente, os Estatutos Sociais e Regimentos Internos, fundamentado na legalidade e na ética.

5.2 - Priorizar na indicação de membros de órgãos estatutários a complementariedade de competências, disponibilidade de tempo para o exercício do cargo, qualificações e experiências.

5.3 - Zelar para que os membros indicados tenham o perfil requerido para o cargo, observando as diretrizes estratégicas e as expectativas de desempenho das atribuições previstas para os respectivos cargos da Companhia em que irá atuar.

5.4 – Estar em conformidade com os requisitos e as vedações previstos na legislação aplicável e nas normas internas.

6. LEGISLAÇÃO APLICÁVEL

a) Lei Federal nº 6.404/76 - Lei das Sociedades Anônimas;
b) Lei Federal nº 12.846/2013 - Lei Anticorrupção;
c) Lei Federal nº 13.303/2016 - Lei de Responsabilidade das Estatais;
d) Decreto nº 6.263/2017 – Regulamentação da Lei 13.303/2016;
e) Decreto nº 8.945/2016 – Regulamentação da Lei 13.303/2016;
f) Estatutos Sociais da Copel (Holding) e de suas subsidiárias integrais;
g) Deliberação Normativa CCEE nº 002/2017 e suas alterações;
h) Deliberação Normativa CCEE nº 001/2018 e suas alterações;
i) Deliberação Normativa CCEE nº 003/2018 e suas alterações;
j) Código de Conduta da Copel;
k) Decreto Estadual nº 38/2015 - Código de Ética da Alta Administração Estadual;
l) Modelo de Política de Indicação de Administradores – CCEE; e
m) Código das Melhores Práticas de Governança Corporativa – Instituto Brasileiro de Governança Corporativa (IBGC). 5ª Edição, 2015.

A presente Política foi aprovada na 2325ª Reunião de Diretoria - Redir, em 09/10/2018 e na 183ª Reunião Ordinária do CAD, em 17/10/2018.

Documento original assinado por:

JONEL NAZARENO IURK
Diretor Presidente

Controle de alterações		
Data	**Responsável**	**Descrição**
17.10.2018	DRC/CSG Dagmar Spring Ivete Hitomi Eurich Leandro Rabello de Abreu Nilo Humberto Serenato Sergio Baptista Salgueiro Analista de Gestão CDO Mª de Fátima	Primeira versão da NPC 0315 – Política de Indicação.

1. FINALIDADE

Estabelecer os requisitos mínimos e vedações para a indicação de conselheiros de administração, conselheiros fiscais, diretores, membros de comitês estatutários da Companhia Paranaense de Energia - Copel (Holding), das suas subsidiárias integrais - SIs e das suas participações societárias diretas ou indiretas, incluindo demais cargos previstos em acordo de acionistas.

Esta norma é aplicável, como recomendação, às suas controladas e controladas em conjunto, e em caráter indicativo para as empresas coligadas e outras participações societárias, respeitado seus trâmites societários.

Para efeito desta Norma, o conjunto de empresas relacionadas no primeiro parágrafo será doravante denominado Empresa.

2. CONCEITOS

2.1 - Para efeito desta Norma, adotam-se os mesmos conceitos elencados na NPC 0315 – Política de Indicação.

3. DISPOSIÇÕES GERAIS

3.1 - Os indicados para compor os órgãos estatutários da Copel (Holding), das suas SIs e das suas participações societárias diretas ou indiretas, incluindo demais cargos previstos em acordo de acionistas, devem possuir o perfil requerido para o cargo, comprovar os requisitos mínimos e o não enquadramento nas vedações previstos na legislação aplicável, nos estatutos sociais e regimentos internos, além dos requisitos adicionais estabelecidos nesta norma.

3.2 - O indicado deve, ainda, comprovar experiência para ocupar o cargo (técnica, profissional, acadêmica) e possuir reputação ilibada.

3.3 - O membro do órgão estatutário deve manter durante todo o mandato a elegibilidade necessária (comprovação de requisitos e ausência de vedações) para o desempenho do cargo, conforme legislação aplicável, além dos requisitos adicionais estabelecidos nesta norma.

3.4 - O membro de órgão estatutário que tiver a condição de elegibilidade alterada durante o seu mandato deve informar a área responsável pela gestão societária da empresa na qual foi indicado, em até sete dias úteis após a ocorrência do fato.

3.5 - Os conselheiros de administração e conselheiros fiscais, caso sejam designados para mais de dois conselhos, devem informar a área responsável pela gestão societária das empresas nas quais foi indicado, em até sete dias úteis após a ocorrência do fato.

3.6 - Os Formulários Cadastrais (Anexos I e II) devem ser preenchidos pelos indicados de acordo com o cargo a ser ocupado e encaminhados à área responsável pela gestão societária da empresa na qual foi indicado para conclusão dos trâmites administrativos e societários necessários para eleição.

3.7 - Os indicados para compor os órgãos estatutários devem ter graduação em uma das seguintes áreas:

a) Administração Pública ou de Empresas;

b) Ciências Atuariais;

c) Ciências Econômicas;

d) Comércio Internacional;

e) Contabilidade ou Auditoria;

f) Direito;

g) Engenharia;

h) Estatística;

i) Finanças; ou

j) Matemática.

Obs.: no caso de o indicado possuir curso de graduação em áreas diversas daquelas previstas acima, serão aceitos cursos de pós-graduação em áreas afins.

3.8 - No processo de indicação será realizado o procedimento de diligência de integridade (*background check*).

3.9 - A indicação de membros para órgãos estatutários e demais cargos previstos em acordo de acionistas das participações societárias da Copel (Holding) ou de suas SIs deve ser objeto de aprovação societária primeiramente em Reunião de Diretoria no âmbito da subsidiária responsável pela gestão do ativo e posteriormente de aprovação em Reunião da Diretoria da Copel (Holding).

3.10 - A ata relativa à eleição de indicado para cargo em órgão estatutário deve indicar a qualificação e o prazo de gestão do membro eleito, ser divulgada por meio do *website* da Empresa, em local de fácil acesso, podendo constar eventuais manifestações divergentes dos acionistas ou dos conselheiros, conforme o caso, devendo, ainda, ser arquivada em Junta Comercial competente e publicada de acordo com a legislação vigente.

3.11 - A publicação e divulgação das atas relativas à eleição de indicados para órgãos estatutários deverá seguir as regras e procedimentos de classificação de sigilo estabelecidos em norma interna da Copel (Holding) e estar em conformidade com a legislação vigente.

3.12 - No caso de recondução, respeitado o número máximo previsto em estatuto social, o membro será submetido novamente ao processo de indicação do órgão em que atua.

3.13 - Os casos não contemplados nesta NAC devem ser encaminhados para análise da Coordenação de Sustentabilidade Empresarial e Governança Corporativa – DRC/CSG.

4. DISPOSIÇÕES ESPECÍFICAS

4.1 - DIRETORIA

4.1.1 - O indicado deve atender aos requisitos dos itens 3.1 e 3.2 desta norma, comprovando seus termos por meio do preenchimento do Formulário Cadastral (Anexo I).

4.2 - CONSELHO DE ADMINISTRAÇÃO - CAD

4.2.1 - O indicado deve atender aos requisitos dos itens 3.1 e 3.2 desta norma, comprovando seus termos por meio do preenchimento do Formulário Cadastral (Anexo I).

4.2.2 - Na composição global do CAD, devem ser observadas a diversidade e complementariedade de experiências profissionais entre os indicados, bem como o percentual de conselheiros independentes estabelecidos em seus respectivos estatutos sociais e na legislação vigente.

4.2.3 - Os requisitos mínimos, impedimentos e vedações para o cargo de conselheiro de administração aplicam-se aos representantes dos empregados, acionistas minoritários e preferencialistas, bem como aos indicados por força de acordo de acionistas.

4.2.4 - O representante dos empregados no CAD deverá ser escolhido entre os empregados ativos da empresa a qual foi indicado, pelo voto direto de seus pares, em eleição organizada em conjunto com as entidades sindicais que os representem, conforme previsto na legislação vigente.

4.2.5 - Não serão consideradas para o cômputo das vagas destinadas a membros independentes do CAD aquelas ocupadas pelos conselheiros eleitos por empregados.

4.2.6 - Serão consideradas, para o cômputo das vagas destinadas a membros independentes do CAD, aquelas ocupadas pelos conselheiros eleitos por acionistas minoritários.

4.2.7 - A qualificação como membro independente do CAD será expressamente declarada na ata da Assembleia Geral que eleger o conselheiro.

4.2.8 - As empresas públicas e sociedades de economia mistas e as que possuem ações listadas *na New York Stock Exchange – NYSE* e/ou na [B]³ - Brasil, Bolsa, Balcão, devem garantir que ao menos um dos conselheiros de administração possua reconhecida experiência em assuntos de contabilidade societária para integrar o Comitê de Auditoria Estatutário.

4.3 - CONSELHO FISCAL – CF

4.3.1 - O indicado deve atender aos requisitos dos itens 3.1 e 3.2 desta norma, comprovando seus termos por meio do preenchimento do Formulário Cadastral (Anexo I).

4.4 - COMITÊ DE AUDITORIA ESTATUTÁRIO – CAE

4.4.1 - O indicado deve atender aos requisitos dos itens 3.1 e 3.2 desta norma, comprovando seus termos por meio do preenchimento do Formulário Cadastral - Membro do Comitê de Auditoria Estatutário (Anexo II).

4.4.2 – Caso a Empresa tenha ações listadas na *New York Stock Exchange* - NYSE, o indicado deve atender aos critérios de independência e composição dispostos na Seção 301 Regra 10-A da Lei *Sarbanes-Oxley - SOX*.

4.4.3 - Caso a Empresa tenha ações listadas na [B]³ - Brasil, Bolsa, Balcão:

a) o indicado deve atender, também, aos critérios de independência e composição dispostos na Instrução CVM 308/1999, atualizada pela Instrução CVM 509/2011;

b) é vedada a participação de diretores da Empresa, suas controladas, controladora, coligadas ou sociedades em controle comum, diretas ou indiretas, no CAE;

c) deve manter a documentação utilizada para comprovação do requisito de reconhecida experiência em assuntos de contabilidade societária na sede da Empresa pelo prazo mínimo de cinco anos, contado a partir do último dia de mandato do membro do CAE.

4.4.4 – No caso de indicação para empresa pública ou sociedade de economia mista, o indicado deve atender os critérios de independência e composição previstos na Lei Federal nº 13.303/2016.

4.5 - COMITÊ DE INDICAÇÃO E AVALIAÇÃO – CIA

4.5.1 - O indicado deve atender aos requisitos dos itens 3.1 e 3.2 desta norma, comprovando seus termos por meio do preenchimento do Formulário Cadastral (Anexo I).

4.6 - OUTROS CARGOS

O indicado para cargos que não sejam do CAD, do Conselho Fiscal, da Diretoria ou de comitês estatutários das empresas em que a Copel (Holding) ou suas subsidiárias integrais participem direta ou indiretamente, deve atender aos requisitos dos itens 3.1 e 3.2 desta norma, comprovando seus termos por meio do preenchimento do Formulário Cadastral (Anexo I).

5. LEGISLAÇÃO E NORMAS RELACIONADAS AO ASSUNTO

a) NPC 0315 - Política de Indicação;
b) Código das Melhores Práticas de Governança Corporativa - Instituto Brasileiro de Governança Corporativa (IBGC). 5ª Edição, 2015;
c) Deliberação Normativa CCEE nº 002/2017 e suas alterações;
d) Deliberação Normativa CCEE nº 003/2017 e suas alterações;
e) Deliberação Normativa CCEE nº 004/2017 e suas alterações;
f) Deliberação Normativa CCEE nº 001/2018 e suas alterações;
g) Deliberação Normativa CCEE nº 003/2018 e suas alterações;

h) Estatutos Sociais da Copel (Holding) e de suas participações societárias;
i) Código de Conduta da Copel (Holding);
j) Lei Federal nº 6.404/1976 (dispõe sobre as sociedades por ações);
k) Lei Federal nº 13.303/2016 (dispõe sobre o estatuto jurídico da empresa pública, da sociedade de economia mista e de suas subsidiárias);
l) Lei Estadual nº 16.971/2011 (dispõe sobre a vedação para ocupar cargos ou funções, no âmbito do Estado do Paraná);
m) Decreto Estadual nº 41/2015 (regulamenta a Lei Estadual nº 16.971/2011);
n) Decreto Estadual nº 6.263/2017;
o) Decreto Federal nº 8.945/2016 (dispõe sobre o estatuto jurídico da empresa pública, da sociedade de economia mista e de suas subsidiárias);
p) Instrução CVM 308/1999;
q) Instrução CVM 480/2009;
r) Instrução CVM 509/2011;
s) Instrução CVM 561/2015;
t) Instrução CVM 586/2017; e
u) Lei *Sarbanes-Oxley*/2002.

Atualiza a NAC 030311 de 14.11.2018.

Documento original assinado por:

DANIEL PIMENTEL SLAVIERO
Diretor Presidente

A presente norma entra em vigor com a sua publicação.

Controle de alterações		
Data	Responsável	Descrição
14.11.2018	DRC Miris Thelma Tonin do Nascimento Renata Maraccini Franco DRC/CSG Dagmar Spring Ivete Hitomi Eurich Leandro Rabello de Abreu Nilo Humberto Serenato Sergio Baptista Salgueiro DRC/CIC/CCOM Adriana de Queiroz Alves	Primeira versão da NAC 030311 - Indicação de Membros de Órgaos Estatuários.

	GET/SGG Marcio Roberto de Souza Marques Oziel Favoreto de Souza Analista de Gestão CDO Maria de Fátima T. Oliveira	
13.03.2019	DRC Renata Maraccini Franco DRC/CIC/CCOM Adriana de Queiroz Alves DRC/CSG Ivete Hitomi Eurich Leandro Rabello de Abreu Sergio Baptista Salgueiro DGE/CDO Mª de Fátima	Inclusões: • informações relativas ao título de eleitor nos formulários cadastrais nos anexos I e II; e • observação relativa à aplicabilidade dos itens 14 a 16 do anexo I.

Anexo I

FORMULÁRIO CADASTRAL

Verificação dos requisitos e vedações legais e estatutários exigidos para indicação de Administradores (diretor e conselheiro de administração), conselheiros fiscais, membros do Comitê de Indicação e Avaliação e demais cargos previstos em acordos de acionistas, para os órgãos estatutários da Companhia Paranaense de Energia – Copel (Holding), das suas subsidiárias integrais e das suas participações societárias diretas ou indiretas.

A. DADOS GERAIS

1. Nome completo:		2. Sexo: ( ) M ( ) F
3. CPF:	4. RG:	5. Título de eleitor:
6. Endereço pessoal:		
7. Endereço profissional:		
8. Telefone pessoal:		9. Telefone profissional:
10. *E-mail*:		
11. Cargo para o qual foi indicado: ( ) Titular ( ) Suplente ( ) Conselho de Administração ( ) Diretoria ( ) Conselho Fiscal ( ) Comitê de Indicação e Avaliação ( ) Outros cargos. Especificar: ______________________________ Obs.: a questão 22 somente deve ser respondida pelos indicados para o Conselho Fiscal.		
12. Empresa à qual foi indicado:		
13. Representante do(s): ( ) Acionista controlador ( ) Acionistas minoritários ( ) Acionistas preferencialistas ( ) Empregados		

B. EXPERIÊNCIA PROFISSIONAL

Os itens 14 a 16 são exclusivos para indicações aos cargos de Diretoria, Conselho de Administração e Comitê de Indicação e Avaliação:

14. Assinale a experiência profissional abaixo que você possui:

( ) 10 (dez) anos, no setor público ou privado, na área de atuação da empresa pública ou da sociedade de economia mista ou em área conexa àquela para a qual foi indicado em função de direção superior;

( ) 04 anos em cargo de direção ou de chefia superior em empresa de porte ou objeto social semelhante ao da empresa pública ou da sociedade de economia mista, entendendo-se como cargo de chefia superior aquele situado nos 2 (dois) níveis hierárquicos não estatutários mais altos da empresa;

( ) 04 anos em cargo em comissão ou função de confiança equivalente a DAS-4 ou superior, no setor público;

( ) 04 anos em cargo de docente ou de pesquisador em áreas de atuação da empresa pública ou da sociedade de economia mista;

( ) 04 anos de experiência como profissional liberal em atividade direta ou indiretamente vinculada à área de atuação da empresa pública ou sociedade de economia mista;

15. Dos itens assinalados no item 14, descreva a experiência mais aderente ao cargo indicado: *

____

*Indicar só a principal. Exemplos: a) empregado; b) superintendente; c) coordenador-geral; d) professor de economia; e) advogado, etc.

16. No caso de indicação de empregados para o cargo de administrador ou como membro de comitê, os requisitos acima podem ser dispensados, desde que atendidos os seguintes quesitos mínimos:

( ) Tenha ingressado na empresa pública ou na sociedade de economia mista por meio de concurso público de provas ou de provas e títulos;

( ) Tenha mais de 10 (dez) anos de trabalho efetivo na empresa pública ou na sociedade de economia mista;

( ) Tenha ocupado cargo na gestão superior da empresa pública ou da sociedade de economia mista, comprovando sua capacidade para assumir as responsabilidades dos cargos.

	SIM	NAO
17. Tem formação acadêmica compatível com o cargo para o qual foi indicado, contemplando curso de graduação ou pós-graduação reconhecido ou credenciado pelo Ministério da Educação?		

18. Qual a área de sua formação acadêmica?

	SIM	NÃO
19. É titular de cargo com vínculo permanente com o serviço Público?		

20. Em caso de resposta positiva no item 19, informe o cargo:

	SIM	NÃO
21. Possui notório conhecimento compatível com o cargo para o qual foi indicado?		

22. É residente no Brasil (requisito obrigatório apenas para indicação de Diretor e Conselheiro Fiscal)?		
23. Exerceu, por prazo mínimo de 3 (três) anos, cargo de direção ou assessoramento na administração pública ou cargo de conselheiro fiscal ou administrador em empresa?		
24. Cumpre as exigências do estatuto social da estatal, que foi lido e verificado pelo indicado?		

C. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990, na Instrução CVM nº 367/2002 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	**Se enquadra?**	
	SIM	**NÃO**
I - é representante do órgão regulador ao qual a empresa estatal está sujeita?		
II - é Ministro de Estado, Secretário Estadual ou Secretário Municipal?		
III - é titular de cargo em comissão na administração pública federal, direta ou indireta, sem vínculo permanente com o serviço público? (aplica-se a servidor ou ao empregado público aposentado que seja titular de cargo em comissão da administração pública estadual direta ou indireta)		
IV - é dirigente estatutário de partido político, ainda que licenciado?		
V - é titular de mandato no Poder Legislativo de qualquer ente federativo, ainda que licenciado?		
VI - é parente consanguíneo ou afim até o terceiro grau das pessoas mencionadas nos incisos I a V?		
VII - é pessoa que atuou, nos últimos trinta e seis meses, como participante de estrutura decisória de partido político?		
VIII - é pessoa que atuou, nos últimos trinta e seis meses, em trabalho vinculado a organização, estruturação e realização de campanha eleitoral?		
IX - é pessoa que exerça cargo em organização sindical?		
X - é pessoa física que tenha firmado contrato ou parceria, como fornecedor ou comprador, demandante ou ofertante, de bens ou serviços de qualquer natureza, com o Estado do Paraná, com a própria estatal ou com empresa estatal do seu conglomerado estatal, nos três anos anteriores à data de sua nomeação?		
XI - é pessoa que tenha ou possa ter qualquer forma de conflito de interesse com o Estado do Paraná ou com a empresa para a qual foi indicado?		
XII - é pessoa inalistável ou analfabeto?		
XIII - foi membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa e das Câmaras Municipais, que haja perdido o respectivo mandato por infringência do disposto nos incisos I e II do art. 55 da Constituição Federal, dos dispositivos equivalentes sobre perda de mandato das Constituições Estaduais e Leis Orgânicas dos Municípios e do Distrito Federal, nos últimos 8 (oito) anos?		
XIV - foi Governador ou Vice-Governador de Estado e do Distrito Federal ou Prefeito ou Vice-Prefeito que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		
XV - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 8 (oito) anos?		

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990, na Instrução CVM nº 367/2002 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	**Se enquadra?**	
	SIM	**NAO**
XVI - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena ou encerrado o cumprimento da pena, nos últimos 8 (oito) anos? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		
XVII - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 8 (oito) anos?		
XVIII - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 8 (oito) anos, contados a partir da data da decisão, aplicando-se o disposto no inciso II do art. 71 da Constituição Federal, a todos os ordenadores de despesa, sem exclusão de mandatários que houverem agido nessa condição?		
XIX - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado ou proferida por órgão judicial colegiado, nos últimos 8 (oito) anos?		
XX - exerceu cargo ou função de direção, administração ou representação em estabelecimentos de crédito, financiamento ou seguro que tenham sido ou estejam sendo objeto processo de liquidação judicial ou extrajudicial, nos 12 (doze) meses anteriores à respectiva decretação ou, em caso positivo, não foi exonerado da responsabilidade?		
XXI - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 8 (oito) anos?		
XXII - foi Presidente da República, o Governador de Estado e do Distrito Federal, o Prefeito, membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa, das Câmaras Municipais, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		
XXIII - foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 8 (oito) anos?		
XXIV - foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 8 (oito) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		
XXV - foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 8 (oito) anos?		
XXVI - foi demitido do serviço público em decorrência de processo administrativo ou judicial, pelo prazo de 8 (oito) anos, contado da decisão, salvo se o ato houver sido suspenso ou anulado pelo Poder Judiciário?		

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990, na Instrução CVM nº 367/2002 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	Se enquadra? SIM	NÃO
XXVII - é pessoa física e ou dirigente de pessoa jurídica responsável por doações eleitorais tidas por ilegais por decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral nos últimos 8 (oito) anos?		
XXVIII - é magistrado ou membro do Ministério Público que foi aposentado compulsoriamente por decisão sancionatória, que tenha perdido o cargo por sentença ou que tenha pedido exoneração ou aposentadoria voluntária na pendência de processo administrativo disciplinar, nos últimos 8 (oito) anos?		
XXIX - é pessoa impedida por lei especial, ou condenada por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos?		
XXX - está condenado a pena de suspensão ou inabilitação temporária aplicada pela Comissão de Valores Mobiliários, que o torne inelegível?		
XXXI - ocupa cargo em sociedade que possa ser considerada concorrente no mercado, em especial, em conselhos consultivos, de administração ou fiscal?		

D. VERIFICAÇÃO DO ENQUADRAMENTO DO INDICADO À CONDIÇÃO DE MEMBRO INDEPENDENTE DO CONSELHO DE ADMINISTRAÇÃO - CRITERIOS DA LEI 13.303/2016

	SIM	NÃO
I – Possui qualquer vínculo com a empresa pública ou sociedade de economia mista, exceto participação de capital?		
II – É cônjuge ou parente consanguíneo ou afim, até o terceiro grau ou por adoção, de chefe do Poder Executivo, de Ministro de Estado, de Secretário de Estado ou Município ou de administrador da empresa pública ou da sociedade de economia mista?		
III – manteve, nos últimos 3 (três) anos, vínculo de qualquer natureza com a empresa pública, a sociedade de economia mista ou seus controladores, que possa vir a comprometer sua independência?		
IV – É ou foi, nos últimos 3 (três) anos, empregado ou diretor da empresa pública, da sociedade de economia mista ou de sociedade controlada, coligada ou subsidiária da empresa pública ou da sociedade de economia mista, exceto se o vínculo for exclusivamente com instituições públicas de ensino ou pesquisa?		
V – É fornecedor ou comprador, direto ou indireto, de serviços ou produtos da empresa pública ou da sociedade de economia mista, de modo a implicar perda de independência?		
VI – É funcionário ou administrador de sociedade ou entidade que esteja oferecendo ou demandando serviços ou produtos à empresa pública ou à sociedade de economia mista, de modo a implicar perda de independência?		
VII – Recebe outra remuneração da empresa pública ou da sociedade de economia mista além daquela relativa ao cargo de conselheiro, à exceção de proventos em dinheiro oriundos de participação no capital?		

Obs.: para empresas públicas e sociedades de economia mista.

E. OUTRAS INFORMAÇÕES

	SIM	NAO
Existe algum litígio administrativo ou judicial no qual conste como autor ou réu, que sejam parte a Empresa para a qual está sendo indicado, para a Copel ou alguma de suas empresas? Caso positivo favor especificar, informando se é processo coletivo ou individual: ____		

Ocupa cargo de administrador (Conselho de Administração e Diretoria) ou de Conselheiro Fiscal em empresa pública, sociedade de economia mista ou de suas subsidiárias?

Caso a resposta seja afirmativa, indicar cargo e empresa, utilizando a tabela abaixo:

Cargo	Empresa	Remunerado	
		SIM	NÃO

O indicado deverá anexar ao presente Formulário os documentos abaixo que atestam a comprovação das seguintes informações:

DADOS GERAIS

- Cópia de documento de identificação com foto, contendo nº do RG e CPF;
- Cópia do Título de eleitor; e
- Cópia de comprovante de residência em nome do indicado, com menos de 90 dias.

FORMAÇÃO ACADÊMICA

- Cópia do diploma de graduação (frente e verso);
- Cópia do certificado de pós-graduação (frente e verso), se for o caso; e
- Cópia da Carteira de identidade profissional.

EXPERIÊNCIA PROFISSIONAL

- Ato de nomeação e de exoneração, se houver;
- Declaração de vínculo ou termo de posse, se houver;
- Cópia da carteira de trabalho (com o registro da atividade exercida), se houver;
- Currículo atualizado (assinado), com descrição de experiência comprovada nas funções previstas na legislação; e
- Outras documentações que comprovem a experiência profissional.

Ciente das possíveis penalidades cíveis, administrativas e penais, que eventuais declarações falsas **podem** acarretar, afirmo que as informações prestadas e os comprovantes anexos são exatos, verdadeiros e sem rasuras de qualquer espécie.

______________________ Local e data

______________________________ Assinatura do(a) Indicado(a)

Anexo II

FORMULÁRIO CADASTRAL – MEMBRO DO COMITÊ DE AUDITORIA ESTATUTÁRIO

Verificação dos requisitos e vedações legais e estatutários exigidos para indicação de membro do Comitê de Auditoria Estatutário para os órgãos estatutários da Companhia Paranaense de Energia – Copel (Holding), das suas subsidiárias integrais e das suas participações societárias diretas ou indiretas.

A. DADOS GERAIS

1. Nome completo:			2. Sexo: ( ) M ( ) F
3. CPF:	4. RG:	5. Título de eleitor:	
6. Endereço pessoal:			
7. Endereço profissional:			
8. Telefone pessoal:		9. Telefone profissional:	
10. *E-mail*:			
11. Empresa à qual foi indicado: 12. Indicação: ( ) Acionista controlador ( ) Acionistas minoritários ( ) Acionistas preferencialistas			

B. EXPERIÊNCIA PROFISSIONAL

13. Qual a área de sua formação acadêmica?		
14. Verificação do requisito de experiência em assuntos de contabilidade societária, de acordo com a Instrução CVM 509/2011:	**SIM**	**NAO**
I – possui conhecimento dos princípios contábeis geralmente aceitos e das demonstrações financeiras;		
II - possui habilidade para avaliar a aplicação desses princípios em relação às principais estimativas contábeis;		
III - possui experiência preparando, auditando, analisando ou avaliando demonstrações financeiras que possuam nível de abrangência e complexidade comparáveis aos da		

companhia;		
14. Verificação do requisito de experiência em assuntos de contabilidade societária, de acordo com a Instrução CVM 509/2011 (continuação):	**SIM**	**NAO**
IV - possui formação educacional compatível com os conhecimentos de contabilidade societária necessários às atividades do CAE;		
V - possui conhecimento de controles internos e procedimentos de contabilidade societária;		
15. É titular de cargo com vínculo permanente com o serviço Público?		
16. Em caso de resposta positiva no item 15, informe o cargo:		

C. REQUISITOS MÍNIMOS

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses, discriminadas abaixo, estando apto para integrar o Comitê de Auditoria Estatutário, nos termos da Lei Federal n° 13.303/2016:	**Se enquadra?**	
	SIM	**NAO**
I – é ou foi, nos últimos 12 (doze) meses, diretor, empregado ou membro do conselho fiscal da empresa pública ou sociedade de economia mista ou de sua controladora, controlada, coligada ou sociedade em controle comum, direta ou indireta?		
II - é ou foi, nos últimos 12 (doze) meses, responsável técnico, diretor, gerente, supervisor ou qualquer outro integrante com função de gerência de equipe envolvida nos trabalhos de auditoria na empresa pública ou sociedade de economia mista?		
III - é cônjuge ou parente consanguíneo ou afim, até o segundo grau ou por adoção, de pessoa referida nos itens I ou II?		
IV - recebe qualquer outro tipo de remuneração da empresa pública ou sociedade de economia mista ou de sua controladora, controlada, coligada ou sociedade em controle comum, direta ou indireta, que não seja aquela relativa à função de integrante do Comitê de Auditoria Estatutário?		
V - é ou foi ocupante de cargo público efetivo, ainda que licenciado, ou de cargo em comissão da pessoa jurídica de direito público que exerça o controle acionário da empresa pública ou sociedade de economia mista, nos 12 (doze) meses anteriores à nomeação para o Comitê de Auditoria Estatutário?		

Obs.: para empresas públicas e sociedades de economia mista.

D. REQUISITOS MÍNIMOS DA LEI SARBANES-OXLEY - SOX

O indicado para integrar o Comitê de Auditoria Estatutário:	**Se enquadra?**	
	SIM	**NAO**
I – E membro do Conselho de Administração da empresa pública ou da sociedade de economia mista para a qual foi indicado?		

Obs.: quando a indicação do membro for para empresas com ações listadas na New York Stock Exchange – NYSE.

E. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990, na Instrução CVM nº 367/2002 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	**Se enquadra?**	
	SIM	**NÃO**
I - é representante do órgão regulador ao qual a empresa estatal está sujeita?		
II - é Ministro de Estado, Secretário Estadual ou Secretário Municipal?		
III - é titular de cargo em comissão na administração pública federal, direta ou indireta, sem vínculo permanente com o serviço público? (aplica-se a servidor ou ao empregado público aposentado que seja titular de cargo em comissão da administração pública estadual direta ou indireta)		
IV - é dirigente estatutário de partido político, ainda que licenciado?		
V - é titular de mandato no Poder Legislativo de qualquer ente federativo, ainda que licenciado?		
VI - é parente consanguíneo ou afim até o terceiro grau das pessoas mencionadas nos incisos I a V?		
VII - é pessoa que atuou, nos últimos trinta e seis meses, como participante de estrutura decisória de partido político?		
VIII - é pessoa que atuou, nos últimos trinta e seis meses, em trabalho vinculado a organização, estruturação e realização de campanha eleitoral?		
IX - é pessoa que exerça cargo em organização sindical?		
X - é pessoa física que tenha firmado contrato ou parceria, como fornecedor ou comprador, demandante ou ofertante, de bens ou serviços de qualquer natureza, com o Estado do Paraná, com a própria estatal ou com empresa estatal do seu conglomerado estatal, nos três anos anteriores à data de sua nomeação?		
XI - é pessoa que tenha ou possa ter qualquer forma de conflito de interesse com o Estado do Paraná estatal ou com a empresa para a qual foi indicado?		
XII - é pessoa inalistável ou analfabeto?		
XIII - foi membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa e das Câmaras Municipais, que haja perdido o respectivo mandato por infringência do disposto nos incisos I e II do art. 55 da Constituição Federal, dos dispositivos equivalentes sobre perda de mandato das Constituições Estaduais e Leis Orgânicas dos Municípios e do Distrito Federal, nos últimos 8 (oito) anos?		
XIV - foi Governador ou Vice-Governador de Estado e do Distrito Federal ou Prefeito ou Vice-Prefeito que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		
XV - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 8 (oito) anos?		
XVI - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena ou encerrado o cumprimento da pena, nos últimos 8 (oito) anos? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		
XVII - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 8 (oito) anos?		
XVIII - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por		

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990, na Instrução CVM nº 367/2002 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	**Se enquadra? SIM**	**Se enquadra? NÃO**
irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 8 (oito) anos, contados a partir da data da decisão, aplicando-se o disposto no inciso II do art. 71 da Constituição Federal, a todos os ordenadores de despesa, sem exclusão de mandatários que houverem agido nessa condição?		
XIX - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado ou proferida por órgão judicial colegiado, nos últimos 8 (oito) anos?		
XX - exerceu cargo ou função de direção, administração ou representação em estabelecimentos de crédito, financiamento ou seguro que tenham sido ou estejam sendo objeto processo de liquidação judicial ou extrajudicial, nos 12 (doze) meses anteriores à respectiva decretação ou, em caso positivo, não foi exonerado da responsabilidade?		
XXI - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 8 (oito) anos?		
XXII - foi Presidente da República, o Governador de Estado e do Distrito Federal, o Prefeito, membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa, das Câmaras Municipais, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		
XXIII - foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 8 (oito) anos?		
XXIV - foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 8 (oito) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		
XXV - foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 8 (oito) anos?		
XXVI - foi demitido do serviço público em decorrência de processo administrativo ou judicial, pelo prazo de 8 (oito) anos, contado da decisão, salvo se o ato houver sido suspenso ou anulado pelo Poder Judiciário?		
XXVII - é pessoa física e ou dirigente de pessoa jurídica responsável por doações eleitorais tidas por ilegais por decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral nos últimos 8 (oito) anos?		
XXVIII - é magistrado ou membro do Ministério Público que foi aposentado compulsoriamente por decisão sancionatória, que tenha perdido o cargo por sentença ou que tenha pedido exoneração ou aposentadoria voluntária na pendência de processo administrativo disciplinar, nos últimos 8 (oito) anos?		
XXIX - é pessoa impedida por lei especial, ou condenada por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos?		
XXX - está condenado a pena de suspensão ou inabilitação temporária aplicada pela Comissão de Valores Mobiliários, que o torne inelegível*?		
XXXI - ocupa cargo em sociedade que possa ser considerada concorrente no mercado, em especial, em conselhos consultivos, de administração ou fiscal?		

* Apenas para cargos em companhias de capital aberto

F. VERIFICAÇÃO DO ENQUADRAMENTO DO INDICADO À CONDIÇÃO DE MEMBRO INDEPENDENTE DO COMITÊ DE AUDITORIA ESTATUTÁRIO

	Se enquadra?	
	SIM	**NAO**
I – possui qualquer vínculo com a empresa pública ou sociedade de economia mista, exceto participação de capital?		
II – é cônjuge ou parente consanguíneo ou afim, até o terceiro grau ou por adoção, de chefe do Poder Executivo, de Ministro de Estado, de Secretário de Estado ou Município ou de administrador da empresa pública ou da sociedade de economia mista?		
III – manteve, nos últimos 3 (três) anos, vínculo de qualquer natureza com a empresa pública, a sociedade de economia mista ou seus controladores, que possa vir a comprometer sua independência?		
IV – é ou foi, nos últimos 3 (três) anos, empregado ou diretor da empresa pública, da sociedade de economia mista ou de sociedade controlada, coligada ou subsidiária da empresa pública ou da sociedade de economia mista, exceto se o vínculo for exclusivamente com instituições públicas de ensino ou pesquisa?		
V – é fornecedor ou comprador, direto ou indireto, de serviços ou produtos da empresa pública ou da sociedade de economia mista, de modo a implicar perda de independência?		
VI – é funcionário ou administrador de sociedade ou entidade que esteja oferecendo ou demandando serviços ou produtos à empresa pública ou à sociedade de economia mista, de modo a implicar perda de independência?		
VII – recebe outra remuneração da empresa pública ou da sociedade de economia mista além daquela relativa ao cargo de conselheiro, à exceção de proventos em dinheiro oriundos de participação no capital?		

Obs.: quando o membro indicado for do Conselho de Administração da empresa pública ou da sociedade de economia mista, de acordo com a Lei Federal 13.303/2016.

G. CRITÉRIOS DE INDEPENDÊNCIA - LEI SARBANES-OXLEY – SOX

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses, discriminadas abaixo, estando apto para integrar o Comitê de Auditoria Estatutário, nos termos da Lei Sarbanes-Oxley, seção 301 regra 10A:	Se enquadra?	
	SIM	**NÃO**
I – é ou foi, pessoa remunerada ou recebeu qualquer taxa compensatória por parte da empresa pública ou sociedade de economia mista ou de sua controladora, controlada, coligada ou sociedade em controle comum, direta ou indireta?		
II – é ou foi, pessoa com vínculo empregatício ou comissionado por parte da empresa pública ou sociedade de economia mista ou de sua controladora, controlada, coligada ou sociedade em controle comum, direta ou indireta?		

Obs.: quando a indicação do membro for para empresas com ações listadas na New York Stock Exchange – NYSE.

H. CRITÉRIOS DE INDEPENDÊNCIA – INSTRUÇÃO CVM 509/2011

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses, discriminadas abaixo, estando apto para integrar o Comitê de Auditoria Estatutário, nos termos da Instrução CVM 509/2011.	**Se enquadra?**	
	SIM	**NÃO**
I – é ou foi, nos últimos 05 (cinco) anos, diretor ou empregado da empresa pública ou sociedade de economia mista ou de sua controladora, controlada, coligada ou sociedade em controle comum, direta ou indireta?		
II - é ou foi, nos últimos 05 (cinco) anos, responsável técnico da equipe envolvida nos trabalhos de auditoria na empresa pública ou sociedade de economia mista?		
III - é cônjuge, parente em linha reta ou linha colateral, até o terceiro grau, e por afinidade, até o segundo grau, da pessoa referida nos itens I ou II?		

Obs.: quando a indicação do membro for para empresas com ações listadas na Brasil, Bolsa, Balcão [B]³.

I. OUTRAS INFORMAÇÕES

	SIM	NÃO
Existe algum litígio administrativo ou judicial no qual conste como autor ou réu, que sejam parte a Empresa para a qual está sendo indicado, para a Copel ou alguma de suas empresas? Caso positivo favor especificar, informando se é processo coletivo ou individual: ____		

Ocupa cargo de administrador (Conselho de Administração e Diretoria) ou de Conselheiro Fiscal em empresa pública, sociedade de economia mista ou de suas subsidiárias?

Caso a resposta seja afirmativa, indicar cargo e empresa, utilizando a tabela abaixo:

Cargo	**Empresa**	**Remunerado**	
		SIM	**NÃO**

O indicado deverá anexar ao presente Formulário os documentos abaixo que atestam a comprovação das seguintes informações:

DADOS GERAIS

- Cópia de documento de identificação com foto, contendo nº do RG e CPF;
- Cópia do Título de eleitor; e
- Cópia de comprovante de residência em nome do indicado, com menos de 90 dias.

FORMAÇÃO ACADÊMICA

- Cópia do diploma de graduação (frente e verso);
- Cópia do certificado de pós-graduação (frente e verso), se for o caso; e
- Cópia da Carteira de identidade profissional.

EXPERIÊNCIA PROFISSIONAL

- Ato de nomeação e de exoneração, se houver;
- Declaração de vínculo ou termo de posse, se houver;
- Cópia da carteira de trabalho (com o registro da atividade exercida), se houver;
- Currículo atualizado (assinado), com descrição de experiência comprovada nas funções previstas na legislação; e
- Outras documentações que comprovem a experiência profissional.

Ciente das possíveis penalidades cíveis, administrativas e penais, que eventuais declarações falsas podem acarretar, afirmo que as informações prestadas e os comprovantes anexos são exatos, verdadeiros e sem rasuras de qualquer espécie.

____________________ Local e data

____________________ Assinatura do(a) Indicado(a)

Anexo II

PROTOCOLO
Fls. 5
Mov. 3
INTEGRADO DO ESTADO

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

ANEXO I

FORMULÁRIO CADASTRAL – DIRETOR(A) OU CONSELHEIRO(A) DE ADMINISTRAÇÃO

Conformidade com a Lei 13.303, de 30 de junho de 2016.
Verificação dos requisitos e vedações legais e estatutários exigidos para indicação de Administrador (conselheiro de administração ou diretor) de empresa estatal com receita operacional bruta igual ou superior a R$ 90 milhões.

A. DADOS GERAIS

1. Nome completo:
Marcel Martins Malczewski

2. CPF: 445.212.009-15 — 3. Sexo: (X) M ( ) F

4. Endereço:
Rua Bom Jesus, 89 apto 18 Cabral Curitiba (PR)

5. Telefone profissional: 41 3121 0800 — 6. Telefone pessoal: 41 99697 2222

7. *E-mail*: marcel@m3invest.com.br

8. Cargo para o qual foi indicado: (X) Conselho de Administração ( ) Diretor

9. Empresa à qual foi indicado: Copel - Companhia Paranaense de Energia

10. Representante do(s):
(X) Acionista controlador
( ) Acionistas minoritários
( ) Acionistas preferencialistas
( ) Empregados

B. EXPERIÊNCIA PROFISSIONAL

11. Assinale a experiência profissional abaixo que você possui:

(X) 10 anos na área de atuação da estatal ou em área conexa ao cargo para o qual foi indicado
(X) 04 anos em cargo de direção (conselho de administração, diretoria ou comitê de auditoria) ou chefia superior (dois níveis hierárquicos não estatutários mais altos da empresa) em empresa de porte ou objeto semelhante ao da estatal

PROTOCOLO
Fls. 6
Mov. 3
INTEGRADO DO ESTADO

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

( ) 04 anos em cargo equivalente a DAS-4 ou superior em pessoa jurídica de direito público interno
(X) 04 anos como docente ou pesquisador, de nível superior, na área de atuação da estatal
( ) 04 anos como profissional liberal em atividade vinculada à área de atuação da estatal

12. Dos itens assinalados no item 11, descreva a experiência mais aderente ao cargo de administrador:*

Presidente Conselho Administração.

*Indicar só a principal. Exemplos: a) empregado; b) superintendente; c) coordenador-geral; d) professor de economia; e) advogado

	SIM	NÃO
13. Tem formação acadêmica compatível com o cargo para o qual foi indicado, contemplando curso de graduação ou pós-graduação reconhecido ou credenciado pelo Ministério da Educação?	X	

14. Qual a área de sua formação acadêmica?

Engenharia Elétrica – UFPR – 1987
Mestrado – UTFPR – 2001 / OPM – Harvard

	SIM	NÃO
15. É titular de cargo com vínculo permanente com o serviço Público?		X

16. Em caso de resposta positiva no item 15, informe o cargo:

	SIM	NÃO
17. Possui notório conhecimento compatível com o cargo para o qual foi indicado?	X	
18. É residente no Brasil (requisito obrigatório apenas para indicação de Diretor)?	X	
19. Cumpre as exigências do estatuto social da estatal, que foi lido e verificado pelo indicado?	X	

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

C. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	**Se enquadra?**	
	SIM	**NÃO**
I - é representante do órgão regulador ao qual a empresa estatal está sujeita?		X
II - é Ministro de Estado, Secretário Estadual ou Secretário Municipal?		X
III - é titular de cargo em comissão na administração pública federal, direta ou indireta, sem vínculo permanente com o serviço público? (aplica-se a servidor ou ao empregado público aposentado que seja titular de cargo em comissão da administração pública estadual direta ou indireta)		X
IV - é dirigente estatutário de partido político, ainda que licenciado?		X
V - é titular de mandato no Poder Legislativo de qualquer ente federativo, ainda que licenciado?		X
VI - é parente consanguíneo ou afim até o terceiro grau das pessoas mencionadas nos incisos I a V?		X
VII - é pessoa que atuou, nos últimos trinta e seis meses, como participante de estrutura decisória de partido político?		X
VIII - é pessoa que atuou, nos últimos trinta e seis meses, em trabalho vinculado a organização, estruturação e realização de campanha eleitoral?		X
IX - é pessoa que exerça cargo em organização sindical?		X
X - é pessoa física que tenha firmado contrato ou parceria, como fornecedor ou comprador, demandante ou ofertante, de bens ou serviços de qualquer natureza, com o Estado do Paraná, com a própria estatal ou com empresa estatal do seu conglomerado estatal, nos três anos anteriores à data de sua nomeação?		X
XI - é pessoa que tenha ou possa ter qualquer forma de conflito de interesse com o Estado do Paraná estatal ou com a própria estatal?		X
XII - é pessoa inalistável ou analfabeto?		X
XIII - foi membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa e das Câmaras Municipais, que haja perdido o respectivo mandato por infringência do disposto nos incisos I e II do art. 55 da Constituição Federal, dos dispositivos equivalentes sobre perda de mandato das Constituições Estaduais e Leis Orgânicas dos Municípios e do Distrito Federal, nos últimos 8 (oito) anos?		X
XIV - foi Governador ou Vice-Governador de Estado e do Distrito Federal ou Prefeito ou Vice-Prefeito que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		X

PROTOCOLO
Fls. 8
Mov. 3
INTEGRADO DO ESTADO

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	Se enquadra? SIM	NÃO
XV - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 8 (oito) anos?		X
XVI - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena ou encerrado o cumprimento da pena, nos últimos 8 (oito) anos? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		X
XVII - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 8 (oito) anos?		X
XVIII - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 8 (oito) anos, contados a partir da data da decisão, aplicando-se o disposto no inciso II do art. 71 da Constituição Federal, a todos os ordenadores de despesa, sem exclusão de mandatários que houverem agido nessa condição?		X
XIX - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado ou proferida por órgão judicial colegiado, nos últimos 8 (oito) anos?		X
XX - exerceu cargo ou função de direção, administração ou representação em estabelecimentos de crédito, financiamento ou seguro que tenham sido ou estejam sendo objeto processo de liquidação judicial ou extrajudicial, nos 12 (doze) meses anteriores à respectiva decretação ou, em caso positivo, não foi exonerado da responsabilidade?		X
XXI - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 8 (oito) anos?		X
XXII - foi Presidente da República, o Governador de Estado e do Distrito Federal, o Prefeito, membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa, das Câmaras Municipais, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		X
XXIII - foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 8 (oito) anos?		X

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	**Se enquadra?**	
	SIM	**NÃO**
XXIV - foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 8 (oito) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		X
XXV - foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 8 (oito) anos?		X
XXVI - foi demitido do serviço público em decorrência de processo administrativo ou judicial, pelo prazo de 8 (oito) anos, contado da decisão, salvo se o ato houver sido suspenso ou anulado pelo Poder Judiciário?		X
XXVII - é pessoa física e ou dirigente de pessoa jurídica responsável por doações eleitorais tidas por ilegais por decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral nos últimos 8 (oito) anos?		X
XXVIII - é magistrado ou membro do Ministério Público que foi aposentado compulsoriamente por decisão sancionatória, que tenha perdido o cargo por sentença ou que tenha pedido exoneração ou aposentadoria voluntária na pendência de processo administrativo disciplinar, nos últimos 8 (oito) anos?		X
XXIX - é pessoa impedida por lei especial, ou condenada por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos?		X
XXX - é pessoa declarada inabilitadas por ato da Comissão de Valores Mobiliários?* * Site da CVM, no link de Atuação Sancionadora - Pesquisa Avançada		X
XXXI - ocupa cargo em sociedade que possa ser considerada concorrente no mercado, em especial, em conselhos consultivos, de administração ou fiscal?		X

PROTOCOLO
Fls. 10
Mov. 3
INTEGRADO DO ESTADO

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

D. VERIFICAÇÃO DO ENQUADRAMENTO DO INDICADO À CONDIÇÃO DE MEMBRO INDEPENDENTE DO CONSELHO DE ADMINISTRAÇÃO

	Se enquadra? SIM	NÃO
I – possui qualquer vínculo com a empresa pública ou sociedade de economia mista, exceto participação de capital?		X
II – é cônjuge ou parente consanguíneo ou afim, até o terceiro grau ou por adoção, de chefe do Poder Executivo, de Ministro de Estado, de Secretário de Estado ou Município ou de administrador da empresa pública ou da sociedade de economia mista?		X
III – manteve, nos últimos 3 (três) anos, vínculo de qualquer natureza com a empresa pública, a sociedade de economia mista ou seus controladores, que possa vir a comprometer sua independência?		X
IV – é ou foi, nos últimos 3 (três) anos, empregado ou diretor da empresa pública, da sociedade de economia mista ou de sociedade controlada, coligada ou subsidiária da empresa pública ou da sociedade de economia mista, exceto se o vínculo for exclusivamente com instituições públicas de ensino ou pesquisa?		X
V – é fornecedor ou comprador, direto ou indireto, de serviços ou produtos da empresa pública ou da sociedade de economia mista, de modo a implicar perda de independência?		X
VI – é funcionário ou administrador de sociedade ou entidade que esteja oferecendo ou demandando serviços ou produtos à empresa pública ou à sociedade de economia mista, de modo a implicar perda de independência?		X
VII – recebe outra remuneração da empresa pública ou da sociedade de economia mista além daquela relativa ao cargo de conselheiro, à exceção de proventos em dinheiro oriundos de participação no capital?		X

Ciente das possíveis penalidades cíveis, administrativas e penais, que eventuais declarações falsas podem acarretar, afirmo que as informações prestadas e os comprovantes anexos são exatos, verdadeiros e sem rasuras de qualquer espécie, podendo ser utilizados pelo Conselho de Controle das Empresas Estaduais - CCEE.

Curitiba, 18/março/19
Local e data

Assinatura do(a) Indicado(a)

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE
SECRETARIA EXECUTIVA

PROTOCOLO INTEGRADO DO ESTADO Fls. 3 Mov. 3

INFORMAÇÃO CCEE Nº 046/2019

Análise das indicações dos membros do Conselho de Administração da Companhia Paranaense de Energia – COPEL

1. DA PROPOSTA

O presente protocolo compreende a documentação relativa às indicações dos membros do Conselho de Administração da Companhia Paranaense de Energia – COPEL, encaminhada pela Companhia a esta Secretaria Executiva do CCEE mediante Protocolo nº 15.659.834-2.

O processo foi instruído com os seguintes documentos:

I. Ofício CEE/G 125/2019;
II. Documentos pessoais, currículo e Formulário Cadastral do Sr. Marcel Martins Malczewski;
III. Documentos pessoais, currículo e Formulário Cadastral do Sr. Renato Guimarães Adur;
IV. Documentos pessoais, currículo e Formulário Cadastral do Sr. Carlos Biedermann;
V. Documentos pessoais, currículo e Formulário Cadastral do Sr. Gustavo Bonini Guedes.

2. DA ANÁLISE DO PROCESSO

2.1. Os indicados foram designados conforme abaixo:

Conselho de Administração		
Membros Titulares	**Membros Suplentes**	**Indicação**
Marcel Martins Malczewski	-	
Renato Guimarães Adur	-	Acionista Controlador
Carlos Biedermann	-	
Gustavo Bonini Guedes	-	

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE
SECRETARIA EXECUTIVA

2.2. Da análise da documentação apresentada, verifica-se que os indicados manifestaram (i) possuir formação acadêmica e experiência profissional compatível aos cargos do Conselho de Administração e (ii) não se enquadrar em quaisquer das hipóteses de vedação ou impedimento previstos na legislação vigente, conforme formulários cadastrais firmados pelos próprios indicados.

3. DO PARECER

Diante do exposto, entendemos que os indicados pelo acionista controlador estão aptos para compor o Conselho de Administração da Companhia Paranaense de Energia – COPEL.

Nos termos do art. 3° da Deliberação Normativa CCEE n° 002/2017, o processo deverá ser encaminhado ao Comitê de Indicação e Avaliação da Companhia, para deliberação acerca desta informação.

Curitiba, 19 de Março de 2019.

Raul Clei Coccaro Siqueira
Secretário Executivo
Conselho de Controle das Empresas Estaduais – CCEE

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I – a proposta de remuneração dos administradores; e
II – as informações indicadas no item 13 do formulário de referência." Valores em R$ mil, exceto quando indicado.

12.5 Em relação a cada um dos administradores e membros do conselho fiscal do emissor, indicar, em forma de tabela:

a. Nome	**b. Data de nascimento**	**c. Profissão**	**d. CPF ou nº passaporte**	**e. Cargo eletivo ocupado**
MARCEL MARTINS MALCZEWSKI	08.12.1964	Engenheiro Eletricista	445.212.009-15	**Presidente do Conselho de Administração Independente**
f. Data de eleição	**g. Data da posse**	**h. Prazo do mandato**	**i. outros cargos ou funções exercidos no emissor**	**j. Se foi eleito pelo controlador ou não**
29.04.2019	A definir	2019-2021	Não possui outro cargo/função	sim
k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência				
Membro independente nos termos da Lei nº 13.303/2016				
l. Número de mandatos consecutivos		Observação:		
Primeiro mandato				
m. informações sobre:				
i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor		M3 Investimentos Ltda e Trivella M3 Investimentos S.A. - Gestão de empreendimentos (2010); Co-fundador (1990) e Diretor Presidente da Bematech (2001-2009); Coordenador do Curso de Engenharia da Computação na Pontifícia Universidade Católica do Paraná; Membro do Conselho de Administração da Bematech (2009-2015)		
n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos				
i. qualquer condenação criminal				Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas				Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer				Não há qualquer condenação

12.6. Em relação a cada uma das pessoas que atuaram como membro do conselho de administração ou do conselho fiscal no último exercício, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

O indicado nesta Assembleia não atuou como membro do conselho de administração ou do conselho fiscal no último exercício.

12.7. Fornecer as informações mencionadas no item 12.5 em relação aos membros dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários

O indicado nesta Assembleia não tem participação nestes comitês.

12.8. Em relação a cada uma das pessoas que atuaram como membro dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

O indicado nesta Assembleia não atuou como membros nestes comitês no mandato de 2017-2018.

12.9. Informar a existência de relação conjugal, união estável ou parentesco até o segundo grau entre:

a) administradores do emissor
b) (i) administradores do emissor e (ii) administradores de controladas, diretas ou indiretas, do emissor
c) (i) administradores do emissor ou de suas controladas, diretas ou indiretas e (ii) controladores diretos ou indiretos do emissor
d) (i) administradores do emissor e (ii) administradores das sociedades controladoras diretas e indiretas do emissor

O indicado não possui relação conjugal, união estável ou parentesco até o segundo grau entre: administradores do emissor; administradores do emissor e administradores de controladas, diretas ou indiretas, do emissor; administradores do emissor ou de suas controladas, diretas ou indiretas e controladores diretos ou indiretos do emissor; administradores do emissor e administradores das sociedades controladoras diretas e indiretas do emissor.

12.10. Informar sobre relações de subordinação, prestação de serviço ou controle mantidas, nos 3 últimos exercícios sociais, entre administradores do emissor e:

e) sociedade controlada, direta ou indiretamente, pelo emissor, com exceção daquelas em que o emissor detenha, direta ou indiretamente, a totalidade do capital social
f) controlador direto ou indireto do emissor
g) caso seja relevante, fornecedor, cliente, devedor ou credor do emissor, de sua controlada ou controladoras ou controladas de alguma dessas pessoas

Nos últimos três exercícios o indicado não apresentou relação de subordinação, prestação de serviço ou controle mantidas, entre administradores do emissor e: sociedade controlada, direta ou indiretamente, pelo emissor; controlador direto ou indireto do emissor.

Anexo III

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

ANEXO I

FORMULÁRIO CADASTRAL – DIRETOR(A) OU CONSELHEIRO(A) DE ADMINISTRAÇÃO

Conformidade com a Lei 13.303, de 30 de junho de 2016.
Verificação dos requisitos e vedações legais e estatutários exigidos para indicação de Administrador (conselheiro de administração ou diretor) de empresa estatal com receita operacional bruta igual ou superior a R$ 90 milhões.

A. DADOS GERAIS

1. Nome completo: DANIEL PIMENTEL SLAVIERO	
2. CPF: 004.764.159-26	3. Sexo: (X) M ( ) F
4. Endereço: RUA NATAL CECONE, 273	
5. Telefone profissional: (41) 3079-4465	6. Telefone pessoal: (11) 99926-1145
7. *E-mail*: DANIEL.PS@ME.COM	
8. Cargo para o qual foi indicado: ( ) Conselho de Administração (X) Diretor	
9. Empresa à qual foi indicado: COPEL	
10. Representante do(s): (X) Acionista controlador ( ) Acionistas minoritários ( ) Acionistas preferencialistas ( ) Empregados	

B. EXPERIÊNCIA PROFISSIONAL

11. Assinale a experiência profissional abaixo que você possui:

( ) 10 anos na área de atuação da estatal ou em área conexa ao cargo para o qual foi indicado
(X) 04 anos em cargo de direção (conselho de administração, diretoria ou comitê de auditoria) ou chefia superior (dois níveis hierárquicos não estatutários mais altos da empresa) em empresa de porte ou objeto semelhante ao da estatal

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

( ) 04 anos em cargo equivalente a DAS-4 ou superior em pessoa jurídica de direito público interno
( ) 04 anos como docente ou pesquisador, de nível superior, na área de atuação da estatal
( ) 04 anos como profissional liberal em atividade vinculada à área de atuação da estatal

12. Dos itens assinalados no item 11, descreva a experiência mais aderente ao cargo de administrador:*

DIRETOR SBT e GRUPO SILVIO SANTOS

*Indicar só a principal. Exemplos: a) empregado; b) superintendente; c) coordenador-geral; d) professor de economia; e) advogado

	SIM	NÃO
13. Tem formação acadêmica compatível com o cargo para o qual foi indicado, contemplando curso de graduação ou pós-graduação reconhecido ou credenciado pelo Ministério da Educação?	X	

14. Qual a área de sua formação acadêmica?

ADMINISTRAÇÃO DE EMPRESAS

	SIM	NÃO
15. É titular de cargo com vínculo permanente com o serviço Público?		X

16. Em caso de resposta positiva no item 15, informe o cargo:

	SIM	NÃO
17. Possui notório conhecimento compatível com o cargo para o qual foi indicado?	X	
18. É residente no Brasil (requisito obrigatório apenas para indicação de Diretor)?	X	
19. Cumpre as exigências do estatuto social da estatal, que foi lido e verificado pelo indicado?	X	

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

C. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	Se enquadra?	
	SIM	NÃO
I - é representante do órgão regulador ao qual a empresa estatal está sujeita?		✓
II - é Ministro de Estado, Secretário Estadual ou Secretário Municipal?		✓
III - é titular de cargo em comissão na administração pública federal, direta ou indireta, sem vínculo permanente com o serviço público? (aplica-se a servidor ou ao empregado público aposentado que seja titular de cargo em comissão da administração pública estadual direta ou indireta)		✓
IV - é dirigente estatutário de partido político, ainda que licenciado?		✓
V - é titular de mandato no Poder Legislativo de qualquer ente federativo, ainda que licenciado?		✓
VI - é parente consanguíneo ou afim até o terceiro grau das pessoas mencionadas nos incisos I a V?		✓
VII - é pessoa que atuou, nos últimos trinta e seis meses, como participante de estrutura decisória de partido político?		✓
VIII - é pessoa que atuou, nos últimos trinta e seis meses, em trabalho vinculado a organização, estruturação e realização de campanha eleitoral?		✓
IX - é pessoa que exerça cargo em organização sindical?		✓
X - é pessoa física que tenha firmado contrato ou parceria, como fornecedor ou comprador, demandante ou ofertante, de bens ou serviços de qualquer natureza, com o Estado do Paraná, com a própria estatal ou com empresa estatal do seu conglomerado estatal, nos três anos anteriores à data de sua nomeação?		✓
XI - é pessoa que tenha ou possa ter qualquer forma de conflito de interesse com o Estado do Paraná estatal ou com a própria estatal?		✓
XII - é pessoa inalistável ou analfabeto?		✓
XIII - foi membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa e das Câmaras Municipais, que haja perdido o respectivo mandato por infringência do disposto nos incisos I e II do art. 55 da Constituição Federal, dos dispositivos equivalentes sobre perda de mandato das Constituições Estaduais e Leis Orgânicas dos Municípios e do Distrito Federal, nos últimos 8 (oito) anos?		✓
XIV - foi Governador ou Vice-Governador de Estado e do Distrito Federal ou Prefeito ou Vice-Prefeito que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		✓

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	Se enquadra? SIM	NÃO
XV - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 8 (oito) anos?		✓
XVI - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena ou encerrado o cumprimento da pena, nos últimos 8 (oito) anos? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		✓
XVII - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 8 (oito) anos?		✓
XVIII - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 8 (oito) anos, contados a partir da data da decisão, aplicando-se o disposto no inciso II do art. 71 da Constituição Federal, a todos os ordenadores de despesa, sem exclusão de mandatários que houverem agido nessa condição?		✓
XIX - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado ou proferida por órgão judicial colegiado, nos últimos 8 (oito) anos?		✓
XX - exerceu cargo ou função de direção, administração ou representação em estabelecimentos de crédito, financiamento ou seguro que tenham sido ou estejam sendo objeto processo de liquidação judicial ou extrajudicial, nos 12 (doze) meses anteriores à respectiva decretação ou, em caso positivo, não foi exonerado da responsabilidade?		✓
XXI - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 8 (oito) anos?		✓
XXII - foi Presidente da República, o Governador de Estado e do Distrito Federal, o Prefeito, membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa, das Câmaras Municipais, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		✓
XXIII - foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 8 (oito) anos?		✓

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	**Se enquadra?**	
	SIM	**NÃO**
XXIV - foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 8 (oito) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		✓
XXV - foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 8 (oito) anos?		✓
XXVI - foi demitido do serviço público em decorrência de processo administrativo ou judicial, pelo prazo de 8 (oito) anos, contado da decisão, salvo se o ato houver sido suspenso ou anulado pelo Poder Judiciário?		✓
XXVII - é pessoa física e ou dirigente de pessoa jurídica responsável por doações eleitorais tidas por ilegais por decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral nos últimos 8 (oito) anos?		✓
XXVIII - é magistrado ou membro do Ministério Público que foi aposentado compulsoriamente por decisão sancionatória, que tenha perdido o cargo por sentença ou que tenha pedido exoneração ou aposentadoria voluntária na pendência de processo administrativo disciplinar, nos últimos 8 (oito) anos?		✓
XXIX - é pessoa impedida por lei especial, ou condenada por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos?		✓
XXX - é pessoa declarada inabilitadas por ato da Comissão de Valores Mobiliários?* * Site da CVM, no link de Atuação Sancionadora - Pesquisa Avançada		✓
XXXI - ocupa cargo em sociedade que possa ser considerada concorrente no mercado, em especial, em conselhos consultivos, de administração ou fiscal?		✓

PROTOCOLO INTEGRADO DO ESTADO Fls. 8

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

D. VERIFICAÇÃO DO ENQUADRAMENTO DO INDICADO À CONDIÇÃO DE MEMBRO INDEPENDENTE DO CONSELHO DE ADMINISTRAÇÃO

	Se enquadra?	
	SIM	NÃO
I – possui qualquer vínculo com a empresa pública ou sociedade de economia mista, exceto participação de capital?		✓
II – é cônjuge ou parente consanguíneo ou afim, até o terceiro grau ou por adoção, de chefe do Poder Executivo, de Ministro de Estado, de Secretário de Estado ou Município ou de administrador da empresa pública ou da sociedade de economia mista?		✓
III – manteve, nos últimos 3 (três) anos, vínculo de qualquer natureza com a empresa pública, a sociedade de economia mista ou seus controladores, que possa vir a comprometer sua independência?		✓
IV – é ou foi, nos últimos 3 (três) anos, empregado ou diretor da empresa pública, da sociedade de economia mista ou de sociedade controlada, coligada ou subsidiária da empresa pública ou da sociedade de economia mista, exceto se o vínculo for exclusivamente com instituições públicas de ensino ou pesquisa?		✓
V – é fornecedor ou comprador, direto ou indireto, de serviços ou produtos da empresa pública ou da sociedade de economia mista, de modo a implicar perda de independência?		✓
VI – é funcionário ou administrador de sociedade ou entidade que esteja oferecendo ou demandando serviços ou produtos à empresa pública ou à sociedade de economia mista, de modo a implicar perda de independência?		✓
VII – recebe outra remuneração da empresa pública ou da sociedade de economia mista além daquela relativa ao cargo de conselheiro, à exceção de proventos em dinheiro oriundos de participação no capital?		✓

Ciente das possíveis penalidades cíveis, administrativas e penais, que eventuais declarações falsas podem acarretar, afirmo que as informações prestadas e os comprovantes anexos são exatos, verdadeiros e sem rasuras de qualquer espécie, podendo ser utilizados pelo Conselho de Controle das Empresas Estaduais - CCEE.

26. Dezembro. 2018
Local e data
Curitiba / PR

Assinatura do(a) Indicado(a)

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS
SECRETARIA EXECUTIVA

INFORMAÇÃO CCEE Nº 001/2019

Análise das indicações para a Diretoria Executiva da Companhia Paranaense de Energia – COPEL.

1. PROPOSTA

Análise das indicações para a Diretoria Executiva da Companhia Paranaense de Energia – COPEL, nos termos do art. 5º, VIII, do Decreto Estadual nº 6.262/2017.

Documentos de referência:

I. Ofício CEE/G nº 002/2019;

II. Formulário cadastral, currículo e documento de identidade do indicado Daniel Pimentel Slaviero;

III. Formulário cadastral, currículo e documento de identidade do indicado David Campos;

IV. Formulário cadastral, currículo e documento de identidade do indicado Eduardo Vieira de Souza Barbosa.

2. ANÁLISE

2.1. Por meio do Ofício CEE/G nº 002/2019, o Governador do Estado do Paraná apresentou as indicações para a Diretoria Executiva da Companhia Paranaense de Energia – COPEL, conforme abaixo:

Indicado	Cargo
Daniel Pimentel Slaviero	Diretor Presidente
David Campos	Diretor Adjunto da Presidência
Eduardo Vieira de Souza Barbosa	Diretor Jurídico e de Relações Institucionais

2.2. Da análise dos formulários cadastrais apresentados, verifica-se que os indicados declararam não incidir em quaisquer das hipóteses de vedação ou impedimento previstos na legislação vigente, tendo declarado experiência profissional e formação acadêmica conforme abaixo:

(i) Daniel Pimentel Slaviero: formação acadêmica em Administração, tendo atuado como Diretor Institucional, do Grupo Sílvio Santos – GSS, Diretor Geral do Sistema Brasileiro de Televisão – SBT em Brasília e Diretor Executivo da SBT, entre os anos de 2010 e 2018, empresa de porte semelhante à COPEL, preenchendo o requisito do art. 17, inciso I, alínea b), item 1., da Lei Federal nº 13.303/2016;

(ii) David Campos: formação acadêmica em Comunicação Social, sendo jornalista da Prefeitura Municipal de Curitiba desde 1993, tendo atuado como

Secretário do Município de Curitiba nos anos de 1997 e 1998 e 2011 e 2012, Secretário de Estado do Paraná entre 1999 e 2000, preenchendo o requisito do art. 17, inciso I, alínea b), item 2., da Lei Federal nº 13.303/2016;

(iii) Eduardo Vieira de Souza Barbosa: formação acadêmica em Direito, sendo advogado e sócio-fundador do Vieira Barbosa & Carneiro Advogados desde janeiro de 2009, Procurador chefe da Junta Comercial do Paraná entre os anos de 2011 a 2015, e Diretor Jurídico do CJE da Associação Comercial do Paraná entre os anos de 2011 e 2016, preenchendo o requisito do art. 17, inciso I, da Lei Federal nº 13.303/2016.

3. CONCLUSÃO

Diante do exposto, somos de parecer favorável às indicações de Daniel Pimentel Slaviero, David Campos e Eduardo Vieira de Souza Barbosa para Diretor Presidente, Diretor Adjunto da Presidência e Diretor Jurídico e de Relações Institucionais, respectivamente, da Companhia Paranaense de Energia – COPEL.

Curitiba, 02 de janeiro de 2019.

Raul Clei Coccaro Siqueira
Secretário Executivo
Conselho de Controle das Empresas Estaduais – CCEE

GOVERNO DO ESTADO DO PARANÁ

Assunto: Indicação Diretoria Executiva COPEL Holding
Protocolo: 15.533.256-5
Local Atual: SEFA - SEFA/CCEE
Interessado: Companhia Paranaense de Energia

DESPACHO

Considerando a Informação CCEE n.o 001/2019, aprovada na Reunião Extraordinária 001/2019 do Conselho de Controle das Empresas Estaduais, encaminhe-se o protocolado à COPEL para que adote as providências necessárias.

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I – a proposta de remuneração dos administradores; e
*II – as informações indicadas no item 13 do formulário de referência."*Valores em R$ mil, exceto quando indicado.

12.5 Em relação a cada um dos administradores e membros do conselho fiscal do emissor, indicar, em forma de tabela:

a. Nome	b. Data de nascimento	c. Profissão	d. CPF ou nº passaporte	e. Cargo eletivo ocupado
DANIEL PIMENTEL SLAVIERO	22.11.1980	Administrador	004.764.159-26	Diretor Presidente
f. Data de eleição	**g. Data da posse**	**h. Prazo do mandato**	**i. outros cargos ou funções exercidos no emissor**	**j. Se foi eleito pelo controlador ou não**
29.04.2018	a definir	2019-2021	Secretário Executivo do Conselho de Administração da Copel (Holding)	Sim
k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência				
Membro independente nos termos da Lei nº 13.303/2016				
l. Número de mandatos consecutivos		Observação:		
01 (um)		Mandato anterior - 2017-2019		
m. informações sobre:				
i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor		Diretor Presidente da Companhia Paranaense de Energia - Copel (2019); Diretor Executivo - Emissoras Regionais do Sistema Brasileiro de Televisão - SBT (2017-2018); Diretor Comercial - Rede do Sistema Brasileiro de Televisão - SBT (2017-2018); Diretor Institucional - Grupo Silvio Santos - GSS (2010-2017); Diretor Geral do Sistema Brasileiro de Televisão - SBT Brasília (2010-2017); e Presidente da Associação Brasileira de Emissoras de Rádio e Televisão - ABERT (2006-2016); Membro do Conselho de Administração do Operador Nacional do Sistema Elétrico- ONS; Presidente do Conselho de Administração da Copel Geração e Transmissão S.A.; Copel Distribuição S.A., Copel Telecomunicações S.A.; Copel Comercialização S.A.; Copel Renováveis S.A..		
n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos				
i. qualquer condenação criminal				Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas				Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer				Não há qualquer condenação

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I – a proposta de remuneração dos administradores; e
II – as informações indicadas no item 13 do formulário de referência."

Valores em R$ mil, exceto quando indicado.

12.6. Em relação a cada uma das pessoas que atuaram como membro do conselho de administração ou do conselho fiscal no último exercício, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

O indicado nesta Assembleia não atuou como membro do conselho de administração ou do conselho fiscal no último exercício.

12.7. Fornecer as informações mencionadas no item 12.5 em relação aos membros dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários

O indicado nesta Assembleia não tem participação nestes comitês.

12.8. Em relação a cada uma das pessoas que atuaram como membro dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

O indicado nesta Assembleia não atuou como membros nestes comitês no mandato de 2017-2018.

12.9. Informar a existência de relação conjugal, união estável ou parentesco até o segundo grau entre:

a) administradores do emissor
b) (i) administradores do emissor e (ii) administradores de controladas, diretas ou indiretas, do emissor
c) (i) administradores do emissor ou de suas controladas, diretas ou indiretas e (ii) controladores diretos ou indiretos do emissor
d) (i) administradores do emissor e (ii) administradores das sociedades controladoras diretas e indiretas do emissor

O indicado não possui relação conjugal, união estável ou parentesco até o segundo grau entre: administradores do emissor; administradores do emissor e administradores de controladas, diretas ou indiretas, do emissor; administradores do emissor ou de suas controladas, diretas ou indiretas e controladores diretos ou indiretos do emissor; administradores do emissor e administradores das sociedades controladoras diretas e indiretas do emissor.

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I – a proposta de remuneração dos administradores; e
II – as informações indicadas no item 13 do formulário de referência."

Valores em R$ mil, exceto quando indicado.

12.10. Informar sobre relações de subordinação, prestação de serviço ou controle mantidas, nos 3 últimos exercícios sociais, entre administradores do emissor e:

e) sociedade controlada, direta ou indiretamente, pelo emissor, com exceção daquelas em que o emissor detenha, direta ou indiretamente, a totalidade do capital social
f) controlador direto ou indireto do emissor
g) caso seja relevante, fornecedor, cliente, devedor ou credor do emissor, de sua controlada ou controladoras ou controladas de alguma dessas pessoas

Nos últimos três exercícios o indicado não apresentou relação de subordinação, prestação de serviço ou controle mantidas, entre administradores do emissor e: sociedade controlada, direta ou indiretamente, pelo emissor; controlador direto ou indireto do emissor.

Anexo IV

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

ANEXO I

FORMULÁRIO CADASTRAL – DIRETOR(A) OU CONSELHEIRO(A) DE ADMINISTRAÇÃO

Conformidade com a Lei 13.303, de 30 de junho de 2016.
Verificação dos requisitos e vedações legais e estatutários exigidos para indicação de Administrador (conselheiro de administração ou diretor) de empresa estatal com receita operacional bruta igual ou superior a R$ 90 milhões.

A. DADOS GERAIS

1. Nome completo: Carlos Biedermann

2. CPF: 220.349.270-87 — 3. Sexo: (X) M ( ) F

4. Endereço: Rua Dr. Helmuth Weinmann 100 bl. 1 Apto. 602 Porto Alegre - RS CEP 91360-050

5. Telefone profissional: 51 981241260 — 6. Telefone pessoal: 51 35732191

7. *E-mail*: carlos@biedermann.com.br

8. Cargo para o qual foi indicado: (X) Conselho de Administração ( ) Diretor

9. Empresa à qual foi indicado:

10. Representante do(s):
(X) Acionista controlador
( ) Acionistas minoritários
( ) Acionistas preferencialistas
( ) Empregados

B. EXPERIÊNCIA PROFISSIONAL

11. Assinale a experiência profissional abaixo que você possui:

(✓) 10 anos na área de atuação da estatal ou em área conexa ao cargo para o qual foi indicado
(✓) 04 anos em cargo de direção (conselho de administração, diretoria ou comitê de auditoria) ou chefia superior (dois níveis hierárquicos não estatutários mais altos da empresa) em empresa de porte ou objeto semelhante ao da estatal

PROTOCOLO INTEGRADO DO ESTADO
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Mov. 3

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

( ) 04 anos em cargo equivalente a DAS-4 ou superior em pessoa jurídica de direito público interno
( ) 04 anos como docente ou pesquisador, de nível superior, na área de atuação da estatal
( ) 04 anos como profissional liberal em atividade vinculada à área de atuação da estatal

12. Dos itens assinalados no item 11, descreva a experiência mais aderente ao cargo de administrador:*

Sócio líder para a Região Sul da PwC - Price Waterhouse Coopers

*Indicar só a principal. Exemplos: a) empregado; b) superintendente; c) coordenador-geral; d) professor de economia; e) advogado

	SIM	NÃO
13. Tem formação acadêmica compatível com o cargo para o qual foi indicado, contemplando curso de graduação ou pós-graduação reconhecido ou credenciado pelo Ministério da Educação?	✓	

14. Qual a área de sua formação acadêmica?

Adm Empresas / Adm Pública / Ciências Contábeis

	SIM	NÃO
15. É titular de cargo com vínculo permanente com o serviço Público?		✓

16. Em caso de resposta positiva no item 15, informe o cargo:

	SIM	NÃO
17. Possui notório conhecimento compatível com o cargo para o qual foi indicado?	✓	
18. É residente no Brasil (requisito obrigatório apenas para indicação de Diretor)?	✓	
19. Cumpre as exigências do estatuto social da estatal, que foi lido e verificado pelo indicado?	✓	

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

C. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	Se enquadra?	
	SIM	NÃO
I - é representante do órgão regulador ao qual a empresa estatal está sujeita?		✓
II - é Ministro de Estado, Secretário Estadual ou Secretário Municipal?		✓
III - é titular de cargo em comissão na administração pública federal, direta ou indireta, sem vínculo permanente com o serviço público? (aplica-se a servidor ou ao empregado público aposentado que seja titular de cargo em comissão da administração pública estadual direta ou indireta)		✓
IV - é dirigente estatutário de partido político, ainda que licenciado?		✓
V - é titular de mandato no Poder Legislativo de qualquer ente federativo, ainda que licenciado?		✓
VI - é parente consanguíneo ou afim até o terceiro grau das pessoas mencionadas nos incisos I a V?		✓
VII - é pessoa que atuou, nos últimos trinta e seis meses, como participante de estrutura decisória de partido político?		✓
VIII - é pessoa que atuou, nos últimos trinta e seis meses, em trabalho vinculado a organização, estruturação e realização de campanha eleitoral?		✓
IX - é pessoa que exerça cargo em organização sindical?		✓
X - é pessoa física que tenha firmado contrato ou parceria, como fornecedor ou comprador, demandante ou ofertante, de bens ou serviços de qualquer natureza, com o Estado do Paraná, com a própria estatal ou com empresa estatal do seu conglomerado estatal, nos três anos anteriores à data de sua nomeação?		✓
XI - é pessoa que tenha ou possa ter qualquer forma de conflito de interesse com o Estado do Paraná estatal ou com a própria estatal?		✓
XII - é pessoa inalistável ou analfabeto?		✓
XIII - foi membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa e das Câmaras Municipais, que haja perdido o respectivo mandato por infringência do disposto nos incisos I e II do art. 55 da Constituição Federal, dos dispositivos equivalentes sobre perda de mandato das Constituições Estaduais e Leis Orgânicas dos Municípios e do Distrito Federal, nos últimos 8 (oito) anos?		✓
XIV - foi Governador ou Vice-Governador de Estado e do Distrito Federal ou Prefeito ou Vice-Prefeito que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		✓

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	Se enquadra? SIM	NÃO
XV - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 8 (oito) anos?		✓
XVI - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena ou encerrado o cumprimento da pena, nos últimos 8 (oito) anos? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		✓
XVII - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 8 (oito) anos?		✓
XVIII - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 8 (oito) anos, contados a partir da data da decisão, aplicando-se o disposto no inciso II do art. 71 da Constituição Federal, a todos os ordenadores de despesa, sem exclusão de mandatários que houverem agido nessa condição?		✓
XIX - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado ou proferida por órgão judicial colegiado, nos últimos 8 (oito) anos?		✓
XX - exerceu cargo ou função de direção, administração ou representação em estabelecimentos de crédito, financiamento ou seguro que tenham sido ou estejam sendo objeto processo de liquidação judicial ou extrajudicial, nos 12 (doze) meses anteriores à respectiva decretação ou, em caso positivo, não foi exonerado da responsabilidade?		✓
XXI - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 8 (oito) anos?		✓
XXII - foi Presidente da República, o Governador de Estado e do Distrito Federal, o Prefeito, membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa, das Câmaras Municipais, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		✓
XXIII - foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 8 (oito) anos?		✓

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	**Se enquadra?**	
	SIM	**NÃO**
XXIV - foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 8 (oito) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		✓
XXV - foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 8 (oito) anos?		✓
XXVI - foi demitido do serviço público em decorrência de processo administrativo ou judicial, pelo prazo de 8 (oito) anos, contado da decisão, salvo se o ato houver sido suspenso ou anulado pelo Poder Judiciário?		✓
XXVII - é pessoa física e ou dirigente de pessoa jurídica responsável por doações eleitorais tidas por ilegais por decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral nos últimos 8 (oito) anos?		✓
XXVIII - é magistrado ou membro do Ministério Público que foi aposentado compulsoriamente por decisão sancionatória, que tenha perdido o cargo por sentença ou que tenha pedido exoneração ou aposentadoria voluntária na pendência de processo administrativo disciplinar, nos últimos 8 (oito) anos?		✓
XXIX - é pessoa impedida por lei especial, ou condenada por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos?		✓
XXX - é pessoa declarada inabilitadas por ato da Comissão de Valores Mobiliários?* * Site da CVM, no link de Atuação Sancionadora - Pesquisa Avançada		✓
XXXI - ocupa cargo em sociedade que possa ser considerada concorrente no mercado, em especial, em conselhos consultivos, de administração ou fiscal?		✓

PROTOCOLO Fls. 35 Mov. 3 INTEGRADO DO ESTADO

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

D. VERIFICAÇÃO DO ENQUADRAMENTO DO INDICADO À CONDIÇÃO DE MEMBRO INDEPENDENTE DO CONSELHO DE ADMINISTRAÇÃO

	Se enquadra?	
	SIM	NÃO
I – possui qualquer vínculo com a empresa pública ou sociedade de economia mista, exceto participação de capital?		✓
II – é cônjuge ou parente consanguíneo ou afim, até o terceiro grau ou por adoção, de chefe do Poder Executivo, de Ministro de Estado, de Secretário de Estado ou Município ou de administrador da empresa pública ou da sociedade de economia mista?		✓
III – manteve, nos últimos 3 (três) anos, vínculo de qualquer natureza com a empresa pública, a sociedade de economia mista ou seus controladores, que possa vir a comprometer sua independência?		✓
IV – é ou foi, nos últimos 3 (três) anos, empregado ou diretor da empresa pública, da sociedade de economia mista ou de sociedade controlada, coligada ou subsidiária da empresa pública ou da sociedade de economia mista, exceto se o vínculo for exclusivamente com instituições públicas de ensino ou pesquisa?		✓
V – é fornecedor ou comprador, direto ou indireto, de serviços ou produtos da empresa pública ou da sociedade de economia mista, de modo a implicar perda de independência?		✓
VI – é funcionário ou administrador de sociedade ou entidade que esteja oferecendo ou demandando serviços ou produtos à empresa pública ou à sociedade de economia mista, de modo a implicar perda de independência?		✓
VII – recebe outra remuneração da empresa pública ou da sociedade de economia mista além daquela relativa ao cargo de conselheiro, à exceção de proventos em dinheiro oriundos de participação no capital?		✓

Ciente das possíveis penalidades cíveis, administrativas e penais, que eventuais declarações falsas podem acarretar, afirmo que as informações prestadas e os comprovantes anexos são exatos, verdadeiros e sem rasuras de qualquer espécie, podendo ser utilizados pelo Conselho de Controle das Empresas Estaduais - CCEE.

POA 18/03/2019
Local e data

[assinatura]
Assinatura do(a) Indicado(a)

PROTOCOLO
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INTEGRADO DO ESTADO

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE
SECRETARIA EXECUTIVA

INFORMAÇÃO CCEE Nº 046/2019

Análise das indicações dos membros do Conselho de Administração da Companhia Paranaense de Energia – COPEL

1. DA PROPOSTA

O presente protocolo compreende a documentação relativa às indicações dos membros do Conselho de Administração da Companhia Paranaense de Energia – COPEL, encaminhada pela Companhia a esta Secretaria Executiva do CCEE mediante Protocolo nº 15.659.834-2.

O processo foi instruído com os seguintes documentos:

I. Ofício CEE/G 125/2019;
II. Documentos pessoais, currículo e Formulário Cadastral do Sr. Marcel Martins Malczewski;
III. Documentos pessoais, currículo e Formulário Cadastral do Sr. Renato Guimarães Adur;
IV. Documentos pessoais, currículo e Formulário Cadastral do Sr. Carlos Biedermann;
V. Documentos pessoais, currículo e Formulário Cadastral do Sr. Gustavo Bonini Guedes.

2. DA ANÁLISE DO PROCESSO

2.1. Os indicados foram designados conforme abaixo:

Conselho de Administração		
Membros Titulares	**Membros Suplentes**	**Indicação**
Marcel Martins Malczewski	-	
Renato Guimarães Adur	-	Acionista Controlador
Carlos Biedermann	-	
Gustavo Bonini Guedes	-	

2.2. Da análise da documentação apresentada, verifica-se que os indicados manifestaram (i) possuir formação acadêmica e experiência profissional compatível aos cargos do Conselho de Administração e (ii) não se enquadrar em quaisquer das hipóteses de vedação ou impedimento previstos na legislação vigente, conforme formulários cadastrais firmados pelos próprios indicados.

3. DO PARECER

Diante do exposto, entendemos que os indicados pelo acionista controlador estão aptos para compor o Conselho de Administração da Companhia Paranaense de Energia – COPEL.

Nos termos do art. 3° da Deliberação Normativa CCEE n° 002/2017, o processo deverá ser encaminhado ao Comitê de Indicação e Avaliação da Companhia, para deliberação acerca desta Informação.

Curitiba, 19 de Março de 2019.

Raul Clei Coccaro Siqueira
Secretário Executivo
Conselho de Controle das Empresas Estaduais – CCEE

COPEL

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I – a proposta de remuneração dos administradores; e
II – as informações indicadas no item 13 do formulário de referência." Valores em R$ mil, exceto quando indicado.

12.5 Em relação a cada um dos administradores e membros do conselho fiscal do emissor, indicar, em forma de tabela:

a. Nome	**b. Data de nascimento**	**c. Profissão**	**d. CPF ou nº passaporte**	**e. Cargo eletivo ocupado**
CARLOS BIEDERMANN	18.08.1953	administrador/contador	220.349.270-87	**Membro do Conselho de Administração Independente**
f. Data de eleição	**g. Data da posse**	**h. Prazo do mandato**	**i. outros cargos ou funções exercidos no emissor**	**j. Se foi eleito pelo controlador ou não**
29.04.2019	a definir	2019-2021	Não possui outro cargo/função	Sim
k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência				
Membro independente nos termos da Lei nº 13.303/2016				
l. Número de mandatos consecutivos		Observação:		
Primeiro mandato				
m. informações sobre:				
i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor		Sócio da Biedermann Consulting - Consultoria de Governança Corporativa (2015 - atual); Sócio líder da PricewaterhouseCoopers Auditoria e Consultoria (2002-2015); Membro do Conselho da Amcham RS, Agenda 2020 e ADVB; Membro do Comitê de Auditoria do Grupo Algar, incluindo Algar Telecom e Algar S.A.; Membro do Comitê de Auditoria de Suzano Papel e Celulose; Membro do Conselho de Administração de Lojas Lebes; Membro do Conselho Consultivo de Farmácias São João; Presidente do Conselho Deliberativo do Grêmio FBPA; Membro do Conselho de Administração de Maiojama; Membro do Comitê de Auditoria do Grupo Solar, engarrafador Coca-Colado Nordeste; B2Coordenador do Comitê de Auditoria do Grupo Cornélio Brennand Recife		
n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos				
i. qualquer condenação criminal				Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas				Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer				Não há qualquer condenação

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I – a proposta de remuneração dos administradores; e
II – as informações indicadas no item 13 do formulário de referência."

Valores em R$ mil, exceto quando indicado.

12.6. Em relação a cada uma das pessoas que atuaram como membro do conselho de administração ou do conselho fiscal no último exercício, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

O indicado nesta Assembleia não atuou como membro do conselho de administração ou do conselho fiscal no último exercício.

12.7. Fornecer as informações mencionadas no item 12.5 em relação aos membros dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários

O indicado nesta Assembleia não tem participação nestes comitês.

12.8. Em relação a cada uma das pessoas que atuaram como membro dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

O indicado nesta Assembleia não atuou como membros nestes comitês no mandato de 2017-2018.

12.9. Informar a existência de relação conjugal, união estável ou parentesco até o segundo grau entre:

a) administradores do emissor
b) (i) administradores do emissor e (ii) administradores de controladas, diretas ou indiretas, do emissor
c) (i) administradores do emissor ou de suas controladas, diretas ou indiretas e (ii) controladores diretos ou indiretos do emissor
d) (i) administradores do emissor e (ii) administradores das sociedades controladoras diretas e indiretas do emissor

O indicado não possui relação conjugal, união estável ou parentesco até o segundo grau entre: administradores do emissor; administradores do emissor e administradores de controladas, diretas ou indiretas, do emissor; administradores do emissor ou de suas controladas, diretas ou indiretas e controladores diretos ou indiretos do emissor; administradores do emissor e administradores das sociedades controladoras diretas e indiretas do emissor.

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III - comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I - a proposta de remuneração dos administradores; e
II - as informações indicadas no item 13 do formulário de referência."

Valores em R$ mil, exceto quando indicado.

12.10. Informar sobre relações de subordinação, prestação de serviço ou controle mantidas, nos 3 últimos exercícios sociais, entre administradores do emissor e:

e) sociedade controlada, direta ou indiretamente, pelo emissor, com exceção daquelas em que o emissor detenha, direta ou indiretamente, a totalidade do capital social
f) controlador direto ou indireto do emissor
g) caso seja relevante, fornecedor, cliente, devedor ou credor do emissor, de sua controlada ou controladoras ou controladas de alguma dessas pessoas

Nos últimos três exercícios o indicado não apresentou relação de subordinação, prestação de serviço ou controle mantidas, entre administradores do emissor e: sociedade controlada, direta ou indiretamente, pelo emissor; controlador direto ou indireto do emissor.

Anexo V

PROTOCOLO INTEGRADO DO ESTADO
Fls. 55
Mov. 3

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

ANEXO I

FORMULÁRIO CADASTRAL – DIRETOR(A) OU CONSELHEIRO(A) DE ADMINISTRAÇÃO

Conformidade com a Lei 13.303, de 30 de junho de 2016.
Verificação dos requisitos e vedações legais e estatutários exigidos para indicação de Administrador (conselheiro de administração ou diretor) de empresa estatal com receita operacional bruta igual ou superior a R$ 90 milhões.

A. DADOS GERAIS

1. Nome completo: Gustavo Bonini Guedes	
2. CPF: 030.915.309-30	3. Sexo: (X) M ( ) F
4. Endereço: Rua Heitor Stockler de França, 396 cjto 2408 - Ed. Neo Business - Curitiba/PR	
5. Telefone profissional: (41) 3308-3670	6. Telefone pessoal: (41)99982-9613
7. *E-mail*: gustavo@boniniguedes.adv.br	
8. Cargo para o qual foi indicado: (x) Conselho de Administração ( ) Diretor	
9. Empresa à qual foi indicado: Copel	
10. Representante do(s): (x) Acionista controlador ( ) Acionistas minoritários ( ) Acionistas preferencialistas ( ) Empregados	

B. EXPERIÊNCIA PROFISSIONAL

11. Assinale a experiência profissional abaixo que você possui:

( ) 10 anos na área de atuação da estatal ou em área conexa ao cargo para o qual foi indicado
( ) 04 anos em cargo de direção (conselho de administração, diretoria ou comitê de auditoria) ou chefia superior (dois níveis hierárquicos não estatutários mais altos da empresa) em empresa de porte ou objeto semelhante ao da estatal

PROTOCOLO
Fls. 56
Mov. 3
INTEGRADO DO ESTADO

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

( ) 04 anos em cargo equivalente a DAS-4 ou superior em pessoa jurídica de direito público interno
( ) 04 anos como docente ou pesquisador, de nível superior, na área de atuação da estatal
(X) 04 anos como profissional liberal em atividade vinculada à área de atuação da estatal

12. Dos itens assinalados no item 11, descreva a experiência mais aderente ao cargo de administrador:*

Advogado

*Indicar só a principal. Exemplos: a) empregado; b) superintendente; c) coordenador-geral; d) professor de economia; e) advogado

	SIM	NÃO
13. Tem formação acadêmica compatível com o cargo para o qual foi indicado, contemplando curso de graduação ou pós-graduação reconhecido ou credenciado pelo Ministério da Educação?	X	

14. Qual a área de sua formação acadêmica?

Direito

	SIM	NÃO
15. É titular de cargo com vínculo permanente com o serviço Público?		X

16. Em caso de resposta positiva no item 15, informe o cargo:

	SIM	NÃO
17. Possui notório conhecimento compatível com o cargo para o qual foi indicado?	X	
18. É residente no Brasil (requisito obrigatório apenas para indicação de Diretor)?	X	
19. Cumpre as exigências do estatuto social da estatal, que foi lido e verificado pelo indicado?	X	

PROTOCOLO
Fls. 57
Mov. 3
INTEGRADO DO ESTADO

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

C. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	**Se enquadra?** SIM	NÃO
I - é representante do órgão regulador ao qual a empresa estatal está sujeita?		X
II - é Ministro de Estado, Secretário Estadual ou Secretário Municipal?		X
III - é titular de cargo em comissão na administração pública federal, direta ou indireta, sem vínculo permanente com o serviço público? (aplica-se a servidor ou ao empregado público aposentado que seja titular de cargo em comissão da administração pública estadual direta ou indireta)		X
IV - é dirigente estatutário de partido político, ainda que licenciado?		X
V - é titular de mandato no Poder Legislativo de qualquer ente federativo, ainda que licenciado?		X
VI - é parente consanguíneo ou afim até o terceiro grau das pessoas mencionadas nos incisos I a V?		X
VII - é pessoa que atuou, nos últimos trinta e seis meses, como participante de estrutura decisória de partido político?		X
VIII - é pessoa que atuou, nos últimos trinta e seis meses, em trabalho vinculado a organização, estruturação e realização de campanha eleitoral?		X
IX - é pessoa que exerça cargo em organização sindical?		X
X - é pessoa física que tenha firmado contrato ou parceria, como fornecedor ou comprador, demandante ou ofertante, de bens ou serviços de qualquer natureza, com o Estado do Paraná, com a própria estatal ou com empresa estatal do seu conglomerado estatal, nos três anos anteriores à data de sua nomeação?		X
XI - é pessoa que tenha ou possa ter qualquer forma de conflito de interesse com o Estado do Paraná estatal ou com a própria estatal?		X
XII - é pessoa inalistável ou analfabeto?		X
XIII - foi membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa e das Câmaras Municipais, que haja perdido o respectivo mandato por infringência do disposto nos incisos I e II do art. 55 da Constituição Federal, dos dispositivos equivalentes sobre perda de mandato das Constituições Estaduais e Leis Orgânicas dos Municípios e do Distrito Federal, nos últimos 8 (oito) anos?		X
XIV - foi Governador ou Vice-Governador de Estado e do Distrito Federal ou Prefeito ou Vice-Prefeito que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		X

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	Se enquadra?	
	SIM	NÃO
XV - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 8 (oito) anos?		X
XVI - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena ou encerrado o cumprimento da pena, nos últimos 8 (oito) anos? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		X
XVII - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 8 (oito) anos?		X
XVIII - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 8 (oito) anos, contados a partir da data da decisão, aplicando-se o disposto no inciso II do art. 71 da Constituição Federal, a todos os ordenadores de despesa, sem exclusão de mandatários que houverem agido nessa condição?		X
XIX - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado ou proferida por órgão judicial colegiado, nos últimos 8 (oito) anos?		X
XX - exerceu cargo ou função de direção, administração ou representação em estabelecimentos de crédito, financiamento ou seguro que tenham sido ou estejam sendo objeto processo de liquidação judicial ou extrajudicial, nos 12 (doze) meses anteriores à respectiva decretação ou, em caso positivo, não foi exonerado da responsabilidade?		X
XXI - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 8 (oito) anos?		X
XXII - foi Presidente da República, o Governador de Estado e do Distrito Federal, o Prefeito, membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa, das Câmaras Municipais, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		X
XXIII - foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 8 (oito) anos?		X

PROTOCOLO INTEGRADO DO ESTADO
Fls. 59
Mov. 3

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	Se enquadra?	
	SIM	NÃO
XXIV - foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 8 (oito) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		X
XXV - foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 8 (oito) anos?		X
XXVI - foi demitido do serviço público em decorrência de processo administrativo ou judicial, pelo prazo de 8 (oito) anos, contado da decisão, salvo se o ato houver sido suspenso ou anulado pelo Poder Judiciário?		X
XXVII - é pessoa física e ou dirigente de pessoa jurídica responsável por doações eleitorais tidas por ilegais por decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral nos últimos 8 (oito) anos?		X
XXVIII - é magistrado ou membro do Ministério Público que foi aposentado compulsoriamente por decisão sancionatória, que tenha perdido o cargo por sentença ou que tenha pedido exoneração ou aposentadoria voluntária na pendência de processo administrativo disciplinar, nos últimos 8 (oito) anos?		X
XXIX - é pessoa impedida por lei especial, ou condenada por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos?		X
XXX - é pessoa declarada inabilitadas por ato da Comissão de Valores Mobiliários?* * Site da CVM, no link de Atuação Sancionadora - Pesquisa Avançada		X
XXXI - ocupa cargo em sociedade que possa ser considerada concorrente no mercado, em especial, em conselhos consultivos, de administração ou fiscal?		X

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

D. VERIFICAÇÃO DO ENQUADRAMENTO DO INDICADO À CONDIÇÃO DE MEMBRO INDEPENDENTE DO CONSELHO DE ADMINISTRAÇÃO

	Se enquadra? SIM	NÃO
I – possui qualquer vínculo com a empresa pública ou sociedade de economia mista, exceto participação de capital?		X
II – é cônjuge ou parente consanguíneo ou afim, até o terceiro grau ou por adoção, de chefe do Poder Executivo, de Ministro de Estado, de Secretário de Estado ou Município ou de administrador da empresa pública ou da sociedade de economia mista?		X
III – manteve, nos últimos 3 (três) anos, vínculo de qualquer natureza com a empresa pública, a sociedade de economia mista ou seus controladores, que possa vir a comprometer sua independência?		X
IV – é ou foi, nos últimos 3 (três) anos, empregado ou diretor da empresa pública, da sociedade de economia mista ou de sociedade controlada, coligada ou subsidiária da empresa pública ou da sociedade de economia mista, exceto se o vínculo for exclusivamente com instituições públicas de ensino ou pesquisa?		X
V – é fornecedor ou comprador, direto ou indireto, de serviços ou produtos da empresa pública ou da sociedade de economia mista, de modo a implicar perda de independência?		X
VI – é funcionário ou administrador de sociedade ou entidade que esteja oferecendo ou demandando serviços ou produtos à empresa pública ou à sociedade de economia mista, de modo a implicar perda de independência?		X
VII – recebe outra remuneração da empresa pública ou da sociedade de economia mista além daquela relativa ao cargo de conselheiro, à exceção de proventos em dinheiro oriundos de participação no capital?		X

Ciente das possíveis penalidades cíveis, administrativas e penais, que eventuais declarações falsas podem acarretar, afirmo que as informações prestadas e os comprovantes anexos são exatos, verdadeiros e sem rasuras de qualquer espécie, podendo ser utilizados pelo Conselho de Controle das Empresas Estaduais - CCEE.

Curitiba, 18 de março de 2019
Local e data

Assinatura do(a) Indicado(a)

2.2. Da análise da documentação apresentada, verifica-se que os indicados manifestaram (i) possuir formação acadêmica e experiência profissional compatível aos cargos do Conselho de Administração e (ii) não se enquadrar em quaisquer das hipóteses de vedação ou impedimento previstos na legislação vigente, conforme formulários cadastrais firmados pelos próprios indicados.

3. DO PARECER

Diante do exposto, entendemos que os indicados pelo acionista controlador estão aptos para compor o Conselho de Administração da Companhia Paranaense de Energia – COPEL.

Nos termos do art. 3° da Deliberação Normativa CCEE n° 002/2017, o processo deverá ser encaminhado ao Comitê de Indicação e Avaliação da Companhia, para deliberação acerca desta Informação.

Curitiba, 19 de Março de 2019.

Raul Clei Coccaro Siqueira
Secretário Executivo
Conselho de Controle das Empresas Estaduais – CCEE

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I – a proposta de remuneração dos administradores; e
II – as informações indicadas no item 13 do formulário de referência." Valores em R$ mil, exceto quando indicado.

12.5 Em relação a cada um dos administradores e membros do conselho fiscal do emissor, indicar, em forma de tabela:

a. Nome	**b. Data de nascimento**	**c. Profissão**	**d. CPF ou nº passaporte**	**e. Cargo eletivo ocupado**
GUSTAVO BONINI GUEDES	10.04.1982	Advogado	030.915.309-30	**Membro do Conselho de Administração Independente**
f. Data de eleição	**g. Data da posse**	**h. Prazo do mandato**	**i. outros cargos ou funções exercidos no emissor**	**j. Se foi eleito pelo controlador ou não**
29.04.2019	A definir	2019-2021	Não possui outro cargo/função	Sim
k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência				
Membro independente nos termos da Lei nº 13.303/2016				
l. Número de mandatos consecutivos		Observação:		
Primeiro mandato				
m. informações sobre:				
i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor		Sócio do Escritório Bonini Guedes Advocacia (2015); Advogado no Escritório Vernalha Guimarães e Pereira Advogados (2005-2015)		

n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos	
i. qualquer condenação criminal	Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas	Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer	Não há qualquer condenação

12.6. Em relação a cada uma das pessoas que atuaram como membro do conselho de administração ou do conselho fiscal no último exercício, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

O indicado nesta Assembleia não atuou como membro do conselho de administração ou do conselho fiscal no último exercício.

12.7. Fornecer as informações mencionadas no item 12.5 em relação aos membros dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários

O indicado nesta Assembleia não tem participação nestes comitês.

12.8. Em relação a cada uma das pessoas que atuaram como membro dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

O indicado nesta Assembleia não atuou como membros nestes comitês no mandato de 2017-2018.

12.9. Informar a existência de relação conjugal, união estável ou parentesco até o segundo grau entre:

a) administradores do emissor
b) (i) administradores do emissor e (ii) administradores de controladas, diretas ou indiretas, do emissor
c) (i) administradores do emissor ou de suas controladas, diretas ou indiretas e (ii) controladores diretos ou indiretos do emissor
d) (i) administradores do emissor e (ii) administradores das sociedades controladoras diretas e indiretas do emissor

O indicado não possui relação conjugal, união estável ou parentesco até o segundo grau entre: administradores do emissor; administradores do emissor e administradores de controladas, diretas ou indiretas, do emissor; administradores do emissor ou de suas controladas, diretas ou indiretas e controladores diretos ou indiretos do emissor; administradores do emissor e administradores das sociedades controladoras diretas e indiretas do emissor.

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I – a proposta de remuneração dos administradores; e
II – as informações indicadas no item 13 do formulário de referência."

Valores em R$ mil, exceto quando indicado.

12.10. Informar sobre relações de subordinação, prestação de serviço ou controle mantidas, nos 3 últimos exercícios sociais, entre administradores do emissor e:

e) sociedade controlada, direta ou indiretamente, pelo emissor, com exceção daquelas em que o emissor detenha, direta ou indiretamente, a totalidade do capital social
f) controlador direto ou indireto do emissor
g) caso seja relevante, fornecedor, cliente, devedor ou credor do emissor, de sua controlada ou controladoras ou controladas de alguma dessas pessoas

Nos últimos três exercícios o indicado não apresentou relação de subordinação, prestação de serviço ou controle mantidas, entre administradores do emissor e: sociedade controlada, direta ou indiretamente, pelo emissor; controlador direto ou indireto do emissor.

Anexo VI

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

ANEXO I

FORMULÁRIO CADASTRAL – DIRETOR(A) OU CONSELHEIRO(A) DE ADMINISTRAÇÃO

Conformidade com a Lei 13.303, de 30 de junho de 2016.
Verificação dos requisitos e vedações legais e estatutários exigidos para indicação de Administrador (conselheiro de administração ou diretor) de empresa estatal com receita operacional bruta igual ou superior a R$ 90 milhões.

A. DADOS GERAIS

1. Nome completo: MARCO ANTÔNIO BARBOSA CÂNDIDO

2. CPF: 081.286.208-27 | 3. Sexo: (X) M ( ) F

4. Endereço: RUA CARLOS GELENSKI, 71, CASA Nº 21, SÃO JOÃO, CURITIBA/PR

5. Telefone profissional: 41-9.9991-1298 | 6. Telefone pessoal: 41-9.9991-1298

7. *E-mail:* MABCANDIDO@OUTLOOK.COM.BR

8. Cargo para o qual foi indicado: (X) Conselho de Administração ( ) Diretor

9. Empresa à qual foi indicado: COMPANHIA PARANAENSE DE ENERGIA- COPEL

10. Representante do(s):
(X) Acionista controlador
( ) Acionistas minoritários
( ) Acionistas preferencialistas
( ) Empregados

B. EXPERIÊNCIA PROFISSIONAL

11. Assinale a experiência profissional abaixo que você possui:

( ) 10 anos na área de atuação da estatal ou em área conexa ao cargo para o qual foi indicado
(X) 04 anos em cargo de direção (conselho de administração, diretoria ou comitê de auditoria) ou chefia superior (dois níveis hierárquicos não estatutários mais altos da empresa) em empresa de porte ou objeto semelhante ao da estatal

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

( ) 04 anos em cargo equivalente a DAS-4 ou superior em pessoa jurídica de direito público interno
( ) 04 anos como docente ou pesquisador, de nível superior, na área de atuação da estatal
( ) 04 anos como profissional liberal em atividade vinculada à área de atuação da estatal

12. Dos itens assinalados no item 11, descreva a experiência mais aderente ao cargo de administrador:*

CEO ; CONSELHEIRO

*Indicar só a principal. Exemplos: a) empregado; b) superintendente; c) coordenador-geral; d) professor de economia; e) advogado

	SIM	NÃO
13. Tem formação acadêmica compatível com o cargo para o qual foi indicado, contemplando curso de graduação ou pós-graduação reconhecido ou credenciado pelo Ministério da Educação?	X	

14. Qual a área de sua formação acadêmica?
- Engenheiro de Mecânica Aeronáutica (ITA);
- Mestre e Doutor em Engenharia de Produção (UFSC)

	SIM	NÃO
15. É titular de cargo com vínculo permanente com o serviço Público?		X

16. Em caso de resposta positiva no item 15, informe o cargo:

	SIM	NÃO
17. Possui notório conhecimento compatível com o cargo para o qual foi indicado?	X	
18. É residente no Brasil (requisito obrigatório apenas para indicação de Diretor)?	X	
19. Cumpre as exigências do estatuto social da estatal, que foi lido e verificado pelo indicado?	X	

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

C. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	Se enquadra?	
	SIM	**NÃO**
I - é representante do órgão regulador ao qual a empresa estatal está sujeita?		X
II - é Ministro de Estado, Secretário Estadual ou Secretário Municipal?		X
III - é titular de cargo em comissão na administração pública federal, direta ou indireta, sem vínculo permanente com o serviço público? (aplica-se a servidor ou ao empregado público aposentado que seja titular de cargo em comissão da administração pública estadual direta ou indireta)		X
IV - é dirigente estatutário de partido político, ainda que licenciado?		X
V - é titular de mandato no Poder Legislativo de qualquer ente federativo, ainda que licenciado?		X
VI - é parente consanguíneo ou afim até o terceiro grau das pessoas mencionadas nos incisos I a V?		X
VII - é pessoa que atuou, nos últimos trinta e seis meses, como participante de estrutura decisória de partido político?		X
VIII - é pessoa que atuou, nos últimos trinta e seis meses, em trabalho vinculado a organização, estruturação e realização de campanha eleitoral?		X
IX - é pessoa que exerça cargo em organização sindical?		X
X - é pessoa física que tenha firmado contrato ou parceria, como fornecedor ou comprador, demandante ou ofertante, de bens ou serviços de qualquer natureza, com o Estado do Paraná, com a própria estatal ou com empresa estatal do seu conglomerado estatal, nos três anos anteriores à data de sua nomeação?		X
XI - é pessoa que tenha ou possa ter qualquer forma de conflito de interesse com o Estado do Paraná estatal ou com a própria estatal?		X
XII - é pessoa inalistável ou analfabeto?		X
XIII - foi membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa e das Câmaras Municipais, que haja perdido o respectivo mandato por infringência do disposto nos incisos I e II do art. 55 da Constituição Federal, dos dispositivos equivalentes sobre perda de mandato das Constituições Estaduais e Leis Orgânicas dos Municípios e do Distrito Federal, nos últimos 8 (oito) anos?		X
XIV - foi Governador ou Vice-Governador de Estado e do Distrito Federal ou Prefeito ou Vice-Prefeito que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		X

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	Se enquadra? SIM	NÃO
XV - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 8 (oito) anos?		X
XVI - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena ou encerrado o cumprimento da pena, nos últimos 8 (oito) anos? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		X
XVII - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 8 (oito) anos?		X
XVIII - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 8 (oito) anos, contados a partir da data da decisão, aplicando-se o disposto no inciso II do art. 71 da Constituição Federal, a todos os ordenadores de despesa, sem exclusão de mandatários que houverem agido nessa condição?		X
XIX - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado ou proferida por órgão judicial colegiado, nos últimos 8 (oito) anos?		X
XX - exerceu cargo ou função de direção, administração ou representação em estabelecimentos de crédito, financiamento ou seguro que tenham sido ou estejam sendo objeto processo de liquidação judicial ou extrajudicial, nos 12 (doze) meses anteriores à respectiva decretação ou, em caso positivo, não foi exonerado da responsabilidade?		X
XXI - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 8 (oito) anos?		X
XXII - foi Presidente da República, o Governador de Estado e do Distrito Federal, o Prefeito, membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa, das Câmaras Municipais, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		X
XXIII - foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 8 (oito) anos?		X

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	**Se enquadra?**	
	SIM	**NÃO**
XXIV - foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 8 (oito) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		X
XXV - foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 8 (oito) anos?		X
XXVI - foi demitido do serviço público em decorrência de processo administrativo ou judicial, pelo prazo de 8 (oito) anos, contado da decisão, salvo se o ato houver sido suspenso ou anulado pelo Poder Judiciário?		X
XXVII - é pessoa física e ou dirigente de pessoa jurídica responsável por doações eleitorais tidas por ilegais por decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral nos últimos 8 (oito) anos?		X
XXVIII - é magistrado ou membro do Ministério Público que foi aposentado compulsoriamente por decisão sancionatória, que tenha perdido o cargo por sentença ou que tenha pedido exoneração ou aposentadoria voluntária na pendência de processo administrativo disciplinar, nos últimos 8 (oito) anos?		X
XXIX - é pessoa impedida por lei especial, ou condenada por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos?		X
XXX - é pessoa declarada inabilitadas por ato da Comissão de Valores Mobiliários?* * Site da CVM, no link de Atuação Sancionadora - Pesquisa Avançada		X
XXXI - ocupa cargo em sociedade que possa ser considerada concorrente no mercado, em especial, em conselhos consultivos, de administração ou fiscal?		X

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

D. VERIFICAÇÃO DO ENQUADRAMENTO DO INDICADO À CONDIÇÃO DE MEMBRO INDEPENDENTE DO CONSELHO DE ADMINISTRAÇÃO

	Se enquadra?	
	SIM	NÃO
I – possui qualquer vínculo com a empresa pública ou sociedade de economia mista, exceto participação de capital?		X
II – é cônjuge ou parente consanguíneo ou afim, até o terceiro grau ou por adoção, de chefe do Poder Executivo, de Ministro de Estado, de Secretário de Estado ou Município ou de administrador da empresa pública ou da sociedade de economia mista?		X
III – manteve, nos últimos 3 (três) anos, vínculo de qualquer natureza com a empresa pública, a sociedade de economia mista ou seus controladores, que possa vir a comprometer sua independência?		X
IV – é ou foi, nos últimos 3 (três) anos, empregado ou diretor da empresa pública, da sociedade de economia mista ou de sociedade controlada, coligada ou subsidiária da empresa pública ou da sociedade de economia mista, exceto se o vínculo for exclusivamente com instituições públicas de ensino ou pesquisa?		X
V – é fornecedor ou comprador, direto ou indireto, de serviços ou produtos da empresa pública ou da sociedade de economia mista, de modo a implicar perda de independência?		X
VI – é funcionário ou administrador de sociedade ou entidade que esteja oferecendo ou demandando serviços ou produtos à empresa pública ou à sociedade de economia mista, de modo a implicar perda de independência?		X
VII – recebe outra remuneração da empresa pública ou da sociedade de economia mista além daquela relativa ao cargo de conselheiro, à exceção de proventos em dinheiro oriundos de participação no capital?		X

Ciente das possíveis penalidades cíveis, administrativas e penais, que eventuais declarações falsas podem acarretar, afirmo que as informações prestadas e os comprovantes anexos são exatos, verdadeiros e sem rasuras de qualquer espécie, podendo ser utilizados pelo Conselho de Controle das Empresas Estaduais - CCEE.

Curitiba, 19 de março de 2019
Local e data

Marco Antônio Barbosa Cândido
Assinatura do(a) Indicado(a)

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I – a proposta de remuneração dos administradores; e
*II – as informações indicadas no item 13 do formulário de referência."*Valores em R$ mil, exceto quando indicado.

12.5 Em relação a cada um dos administradores e membros do conselho fiscal do emissor, indicar, em forma de tabela:

a. Nome	**b. Data de nascimento**	**c. Profissão**	**d. CPF ou nº passaporte**	**e. Cargo eletivo ocupado**
MARCO ANTÔNIO BARBOSA CANDIDO	06.03.1969	Engenheiro de Mecânica-Aeronáutica	081.286.208-27	**Membro do Conselho de Administração Independente**
f. Data de eleição	**g. Data da posse**	**h. Prazo do mandato**	**i. outros cargos ou funções exercidos no emissor**	**j. Se foi eleito pelo controlador ou não**
29.04.2019	A definir	2019-2021	Não possui outro cargo/função	Sim
k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência				
Membro independente nos termos da Lei nº 13.303/2016				
l. Número de mandatos consecutivos		Observação:		
01 (um)		Mandato anterior - 2017-2019		
m. informações sobre:				
i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor		CEO e Sócio Fundador da MBC Consultoria; Conselheiro do Hospital Santa Rita e da Operadora Santa Rita Saúde em Maringá - PR (desde 2015); Conselheiro do Grupo hoteleiro Rafain em Foz do Iguaçu - PR (desde 2016); Professor e pesquisador da Pontifícia Universidade Católica do Paraná - PUCPR (1995-2013); Superintendente Executivo (CEO) da Associação Paranaense de Cultura - APC, mantenedora da Pontifícia Universidade Católica do Paraná - PUCPR (2005-2012); Superintendente Executivo (CEO) do Grupo Marista (2012-2013); Presidente Executivo (CEO) do Grupo Paysage (2013-2015); Conselheiro do Sistema de Saúde Mãe de Deus no estado do Rio Grande do Sul - RS (2014-2015); e Conselheiro no Grupo Positivo (2014-2016).		
n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos				
i. qualquer condenação criminal			Não há qualquer condenação	
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas			Não há qualquer condenação	
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer			Não há qualquer condenação	

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I – a proposta de remuneração dos administradores; e
II – as informações indicadas no item 13 do formulário de referência."

Valores em R$ mil, exceto quando indicado.

12.6. Em relação a cada uma das pessoas que atuaram como membro do conselho de administração ou do conselho fiscal no último exercício, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

Conselho de Administração	Total de reuniões realizadas pelo CAD desde a posse	% de participação do membro nas reuniões realizadas após a posse
Marco Antonio Barbosa Cândido	13	84,60%

12.7. Fornecer as informações mencionadas no item 12.5 em relação aos membros dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários

O indicado nesta Assembleia não tem participação nestes comitês.

12.8. Em relação a cada uma das pessoas que atuaram como membro dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

O indicado nesta Assembleia não atuou como membros nestes comitês no mandato de 2017-2018.

12.9. Informar a existência de relação conjugal, união estável ou parentesco até o segundo grau entre:

a) administradores do emissor
b) (i) administradores do emissor e (ii) administradores de controladas, diretas ou indiretas, do emissor
c) (i) administradores do emissor ou de suas controladas, diretas ou indiretas e (ii) controladores diretos ou indiretos do emissor
d) (i) administradores do emissor e (ii) administradores das sociedades controladoras diretas e indiretas do emissor

O indicado não possui relação conjugal, união estável ou parentesco até o segundo grau entre: administradores do emissor; administradores do emissor e administradores de controladas, diretas ou indiretas, do emissor; administradores do emissor ou de suas controladas, diretas ou indiretas e

controladores diretos ou indiretos do emissor; administradores do emissor e administradores das sociedades controladoras diretas e indiretas do emissor.

12.10. Informar sobre relações de subordinação, prestação de serviço ou controle mantidas, nos 3 últimos exercícios sociais, entre administradores do emissor e:

e) sociedade controlada, direta ou indiretamente, pelo emissor, com exceção daquelas em que o emissor detenha, direta ou indiretamente, a totalidade do capital social
f) controlador direto ou indireto do emissor
g) caso seja relevante, fornecedor, cliente, devedor ou credor do emissor, de sua controlada ou controladoras ou controladas de alguma dessas pessoas

Nos últimos três exercícios o indicado não apresentou relação de subordinação, prestação de serviço ou controle mantidas, entre administradores do emissor e: sociedade controlada, direta ou indiretamente, pelo emissor; controlador direto ou indireto do emissor.

Anexo VII

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

ANEXO I

FORMULÁRIO CADASTRAL – DIRETOR(A) OU CONSELHEIRO(A) DE ADMINISTRAÇÃO

Conformidade com a Lei 13.303, de 30 de junho de 2016.
Verificação dos requisitos e vedações legais e estatutários exigidos para indicação de Administrador (conselheiro de administração ou diretor) de empresa estatal com receita operacional bruta igual ou superior a R$ 90 milhões.

A. DADOS GERAIS

1. Nome completo: Marco Antônio Barbosa Cândido	
2. CPF: 081.286.208-27	3. Sexo: (X) M ( ) F
4. Endereço: Rua Carlos Gelenski, 71, casa nº 21, São João, Curitiba/PR	
5. Telefone profissional: 41-9.9991-1298	6. Telefone pessoal: 41-9.9991-1298
7. *E-mail*: mabcandido@outlook.com.br	
8. Cargo para o qual foi indicado: (X) Conselho de Administração ( ) Diretor	
9. Empresa à qual foi indicado: Companhia Paranaense de Energia - COPEL	
10. Representante do(s): (X) Acionista controlador ( ) Acionistas minoritários ( ) Acionistas preferencialistas ( ) Empregados	

B. EXPERIÊNCIA PROFISSIONAL

11. Assinale a experiência profissional abaixo que você possui:

( ) 10 anos na área de atuação da estatal ou em área conexa ao cargo para o qual foi indicado
(X) 04 anos em cargo de direção (conselho de administração, diretoria ou comitê de auditoria) ou chefia superior (dois níveis hierárquicos não estatutários mais altos da empresa) em empresa de porte ou objeto semelhante ao da estatal

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

( ) 04 anos em cargo equivalente a DAS-4 ou superior em pessoa jurídica de direito público interno
( ) 04 anos como docente ou pesquisador, de nível superior, na área de atuação da estatal
( ) 04 anos como profissional liberal em atividade vinculada à área de atuação da estatal

12. Dos itens assinalados no item 11, descreva a experiência mais aderente ao cargo de administrador:*

CEO ; CONSELHEIRO

*Indicar só a principal. Exemplos: a) empregado; b) superintendente; c) coordenador-geral; d) professor de economia; e) advogado

	SIM	NÃO
13. Tem formação acadêmica compatível com o cargo para o qual foi indicado, contemplando curso de graduação ou pós-graduação reconhecido ou credenciado pelo Ministério da Educação?	X	

14. Qual a área de sua formação acadêmica?
- Engenheiro de Mecânica Aeronáutica (ITA);
- Mestre e Doutor em Engenharia de Produção (UFSC)

	SIM	NÃO
15. É titular de cargo com vínculo permanente com o serviço Público?		X

16. Em caso de resposta positiva no item 15, informe o cargo:

	SIM	NÃO
17. Possui notório conhecimento compatível com o cargo para o qual foi indicado?	X	
18. É residente no Brasil (requisito obrigatório apenas para indicação de Diretor)?	X	
19. Cumpre as exigências do estatuto social da estatal, que foi lido e verificado pelo indicado?	X	

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

C. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	**Se enquadra?**	
	SIM	**NÃO**
I - é representante do órgão regulador ao qual a empresa estatal está sujeita?		X
II - é Ministro de Estado, Secretário Estadual ou Secretário Municipal?		X
III - é titular de cargo em comissão na administração pública federal, direta ou indireta, sem vínculo permanente com o serviço público? (aplica-se a servidor ou ao empregado público aposentado que seja titular de cargo em comissão da administração pública estadual direta ou indireta)		X
IV - é dirigente estatutário de partido político, ainda que licenciado?		X
V - é titular de mandato no Poder Legislativo de qualquer ente federativo, ainda que licenciado?		X
VI - é parente consanguíneo ou afim até o terceiro grau das pessoas mencionadas nos incisos I a V?		X
VII - é pessoa que atuou, nos últimos trinta e seis meses, como participante de estrutura decisória de partido político?		X
VIII - é pessoa que atuou, nos últimos trinta e seis meses, em trabalho vinculado a organização, estruturação e realização de campanha eleitoral?		X
IX - é pessoa que exerça cargo em organização sindical?		X
X - é pessoa física que tenha firmado contrato ou parceria, como fornecedor ou comprador, demandante ou ofertante, de bens ou serviços de qualquer natureza, com o Estado do Paraná, com a própria estatal ou com empresa estatal do seu conglomerado estatal, nos três anos anteriores à data de sua nomeação?		X
XI - é pessoa que tenha ou possa ter qualquer forma de conflito de interesse com o Estado do Paraná estatal ou com a própria estatal?		X
XII - é pessoa inalistável ou analfabeto?		X
XIII - foi membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa e das Câmaras Municipais, que haja perdido o respectivo mandato por infringência do disposto nos incisos I e II do art. 55 da Constituição Federal, dos dispositivos equivalentes sobre perda de mandato das Constituições Estaduais e Leis Orgânicas dos Municípios e do Distrito Federal, nos últimos 8 (oito) anos?		X
XIV - foi Governador ou Vice-Governador de Estado e do Distrito Federal ou Prefeito ou Vice-Prefeito que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		X

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	**Se enquadra?**	
	SIM	**NÃO**
XV - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 8 (oito) anos?		X
XVI - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena ou encerrado o cumprimento da pena, nos últimos 8 (oito) anos? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		X
XVII - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 8 (oito) anos?		X
XVIII - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 8 (oito) anos, contados a partir da data da decisão, aplicando-se o disposto no inciso II do art. 71 da Constituição Federal, a todos os ordenadores de despesa, sem exclusão de mandatários que houverem agido nessa condição?		X
XIX - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado ou proferida por órgão judicial colegiado, nos últimos 8 (oito) anos?		X
XX - exerceu cargo ou função de direção, administração ou representação em estabelecimentos de crédito, financiamento ou seguro que tenham sido ou estejam sendo objeto processo de liquidação judicial ou extrajudicial, nos 12 (doze) meses anteriores à respectiva decretação ou, em caso positivo, não foi exonerado da responsabilidade?		X
XXI - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 8 (oito) anos?		X
XXII - foi Presidente da República, o Governador de Estado e do Distrito Federal, o Prefeito, membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa, das Câmaras Municipais, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		X
XXIII - foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 8 (oito) anos?		X

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	Se enquadra?	
	SIM	NÃO
XXIV - foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 8 (oito) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		X
XXV - foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 8 (oito) anos?		X
XXVI - foi demitido do serviço público em decorrência de processo administrativo ou judicial, pelo prazo de 8 (oito) anos, contado da decisão, salvo se o ato houver sido suspenso ou anulado pelo Poder Judiciário?		X
XXVII - é pessoa física e ou dirigente de pessoa jurídica responsável por doações eleitorais tidas por ilegais por decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral nos últimos 8 (oito) anos?		X
XXVIII - é magistrado ou membro do Ministério Público que foi aposentado compulsoriamente por decisão sancionatória, que tenha perdido o cargo por sentença ou que tenha pedido exoneração ou aposentadoria voluntária na pendência de processo administrativo disciplinar, nos últimos 8 (oito) anos?		X
XXIX - é pessoa impedida por lei especial, ou condenada por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos?		X
XXX - é pessoa declarada inabilitadas por ato da Comissão de Valores Mobiliários?* * Site da CVM, no link de Atuação Sancionadora - Pesquisa Avançada		X
XXXI - ocupa cargo em sociedade que possa ser considerada concorrente no mercado, em especial, em conselhos consultivos, de administração ou fiscal?		X

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

D. VERIFICAÇÃO DO ENQUADRAMENTO DO INDICADO À CONDIÇÃO DE MEMBRO INDEPENDENTE DO CONSELHO DE ADMINISTRAÇÃO

	Se enquadra?	
	SIM	NÃO
I – possui qualquer vínculo com a empresa pública ou sociedade de economia mista, exceto participação de capital?		X
II – é cônjuge ou parente consanguíneo ou afim, até o terceiro grau ou por adoção, de chefe do Poder Executivo, de Ministro de Estado, de Secretário de Estado ou Município ou de administrador da empresa pública ou da sociedade de economia mista?		X
III – manteve, nos últimos 3 (três) anos, vínculo de qualquer natureza com a empresa pública, a sociedade de economia mista ou seus controladores, que possa vir a comprometer sua independência?		X
IV – é ou foi, nos últimos 3 (três) anos, empregado ou diretor da empresa pública, da sociedade de economia mista ou de sociedade controlada, coligada ou subsidiária da empresa pública ou da sociedade de economia mista, exceto se o vínculo for exclusivamente com instituições públicas de ensino ou pesquisa?		X
V – é fornecedor ou comprador, direto ou indireto, de serviços ou produtos da empresa pública ou da sociedade de economia mista, de modo a implicar perda de independência?		X
VI – é funcionário ou administrador de sociedade ou entidade que esteja oferecendo ou demandando serviços ou produtos à empresa pública ou à sociedade de economia mista, de modo a implicar perda de independência?		X
VII – recebe outra remuneração da empresa pública ou da sociedade de economia mista além daquela relativa ao cargo de conselheiro, à exceção de proventos em dinheiro oriundos de participação no capital?		X

Ciente das possíveis penalidades cíveis, administrativas e penais, que eventuais declarações falsas podem acarretar, afirmo que as informações prestadas e os comprovantes anexos são exatos, verdadeiros e sem rasuras de qualquer espécie, podendo ser utilizados pelo Conselho de Controle das Empresas Estaduais - CCEE.

Curitiba, 19 de março de 2019
Local e data

Assinatura do(a) Indicado(a)

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."

"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

*II – as informações indicadas no item 13 do formulário de referência."*Valores em R$ mil, exceto quando indicado.

12.5 Em relação a cada um dos administradores e membros do conselho fiscal do emissor, indicar, em forma de tabela:

a. Nome	**b. Data de nascimento**	**c. Profissão**	**d. CPF ou nº passaporte**	**e. Cargo eletivo ocupado**
MARCO ANTÔNIO BARBOSA CANDIDO	06.03.1969	Engenheiro de Mecânica-Aeronáutica	081.286.208-27	**Membro do Conselho de Administração Independente**
f. Data de eleição	**g. Data da posse**	**h. Prazo do mandato**	**i. outros cargos ou funções exercidos no emissor**	**j. Se foi eleito pelo controlador ou não**
29.04.2019	A definir	2019-2021	Não possui outro cargo/função	Sim
k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência				
Membro independente nos termos da Lei nº 13.303/2016				
l. Número de mandatos consecutivos		Observação:		
01 (um)		Mandato anterior - 2017-2019		
m. informações sobre:				
i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor		CEO e Sócio Fundador da MBC Consultoria; Conselheiro do Hospital Santa Rita e da Operadora Santa Rita Saúde em Maringá - PR (desde 2015); Conselheiro do Grupo hoteleiro Rafain em Foz do Iguaçu - PR (desde 2016); Professor e pesquisador da Pontifícia Universidade Católica do Paraná - PUCPR (1995-2013); Superintendente Executivo (CEO) da Associação Paranaense de Cultura - APC, mantenedora da Pontifícia Universidade Católica do Paraná - PUCPR (2005-2012); Superintendente Executivo (CEO) do Grupo Marista (2012-2013); Presidente Executivo (CEO) do Grupo Paysage (2013-2015); Conselheiro do Sistema de Saúde Mãe de Deus no estado do Rio Grande do Sul - RS (2014-2015); e Conselheiro no Grupo Positivo (2014-2016).		
n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos				
i. qualquer condenação criminal			Não há qualquer condenação	
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas			Não há qualquer condenação	
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer			Não há qualquer condenação	

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I – a proposta de remuneração dos administradores; e
II – as informações indicadas no item 13 do formulário de referência."

Valores em R$ mil, exceto quando indicado.

12.6. Em relação a cada uma das pessoas que atuaram como membro do conselho de administração ou do conselho fiscal no último exercício, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

Conselho de Administração	Total de reuniões realizadas pelo CAD desde a posse	% de participação do membro nas reuniões realizadas após a posse
Marco Antonio Barbosa Cândido	13	84,60%

12.7. Fornecer as informações mencionadas no item 12.5 em relação aos membros dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários

O indicado nesta Assembleia não tem participação nestes comitês.

12.8. Em relação a cada uma das pessoas que atuaram como membro dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

O indicado nesta Assembleia não atuou como membros nestes comitês no mandato de 2017-2018.

12.9. Informar a existência de relação conjugal, união estável ou parentesco até o segundo grau entre:

a) administradores do emissor
b) (i) administradores do emissor e (ii) administradores de controladas, diretas ou indiretas, do emissor
c) (i) administradores do emissor ou de suas controladas, diretas ou indiretas e (ii) controladores diretos ou indiretos do emissor
d) (i) administradores do emissor e (ii) administradores das sociedades controladoras diretas e indiretas do emissor

O indicado não possui relação conjugal, união estável ou parentesco até o segundo grau entre: administradores do emissor; administradores do emissor e administradores de controladas, diretas ou indiretas, do emissor; administradores do emissor ou de suas controladas, diretas ou indiretas e

controladores diretos ou indiretos do emissor; administradores do emissor e administradores das sociedades controladoras diretas e indiretas do emissor.

12.10. Informar sobre relações de subordinação, prestação de serviço ou controle mantidas, nos 3 últimos exercícios sociais, entre administradores do emissor e:

e) sociedade controlada, direta ou indiretamente, pelo emissor, com exceção daquelas em que o emissor detenha, direta ou indiretamente, a totalidade do capital social
f) controlador direto ou indireto do emissor
g) caso seja relevante, fornecedor, cliente, devedor ou credor do emissor, de sua controlada ou controladoras ou controladas de alguma dessas pessoas

Nos últimos três exercícios o indicado não apresentou relação de subordinação, prestação de serviço ou controle mantidas, entre administradores do emissor e: sociedade controlada, direta ou indiretamente, pelo emissor; controlador direto ou indireto do emissor.

Anexo VIII

NAC 030311 INDICAÇÃO DE MEMBROS DE ÓRGÃOS ESTATUTÁRIOS

GOVERNANÇA CORPORATIVA

Versão 2 de 13.03.2019
Anexo I

FORMULÁRIO CADASTRAL

Verificação dos requisitos e vedações legais e estatutários exigidos para indicação de Administradores (diretor e conselheiro de administração), conselheiros fiscais, membros do Comitê de Indicação e Avaliação e demais cargos previstos em acordos de acionistas, para os órgãos estatutários da Companhia Paranaense de Energia – Copel (Holding), das suas subsidiárias integrais e das suas participações societárias diretas ou indiretas.

A. DADOS GERAIS

1. Nome completo: Adriana Angela Antoniolli		2. Sexo: ( ) M (x) F
3. CPF: 588.877.769-20	4. RG: 1.921.909-7	5. Título de eleitor: 0185 5784 0680
6. Endereço pessoal: Rua Tenente Coronel Vilagran Cabrita, 140 – Boqueirão – 81750-270 Curitiba PR		
7. Endereço profissional: Rua José Izidoro Biazetto, 158 – Bloco B – Mossunguê – 81200-240 Curitiba PR		
8. Telefone pessoal: 41 98871 8725		9. Telefone profissional: 41 3331 2949
10. *E-mail*: adriana.angela@copel.com		
11. Cargo para o qual foi indicado: (x) Titular ( ) Suplente (x) Conselho de Administração ( ) Diretoria ( ) Conselho Fiscal ( ) Comitê de Indicação e Avaliação ( ) Outros cargos. Especificar: ____________________ Obs.: a questão 22 somente deve ser respondida pelos indicados para o Conselho Fiscal.		
12. Empresa à qual foi indicado: Companhia Paranaense de Energia - Copel		
13. Representante do(s): ( ) Acionista controlador ( ) Acionistas minoritários ( ) Acionistas preferencialistas (x) Empregados		

B. EXPERIÊNCIA PROFISSIONAL

Os itens 14 a 16 são exclusivos para indicações aos cargos de Diretoria, Conselho de Administração e Comitê de Indicação e Avaliação:

14. Assinale a experiência profissional abaixo que você possui:

(x) 10 (dez) anos, no setor público ou privado, na área de atuação da empresa pública ou da sociedade de economia mista ou em área conexa àquela para a qual foi indicado em função de direção superior;

( ) 04 anos em cargo de direção ou de chefia superior em empresa de porte ou objeto social semelhante ao da empresa pública ou da sociedade de economia mista, entendendo-se como cargo de chefia superior aquele situado nos 2 (dois) níveis hierárquicos não estatutários mais altos da empresa;

( ) 04 anos em cargo em comissão ou função de confiança equivalente a DAS-4 ou superior, no setor público;

( ) 04 anos em cargo de docente ou de pesquisador em áreas de atuação da empresa pública ou da sociedade de economia mista;

( ) 04 anos de experiência como profissional liberal em atividade direta ou indiretamente vinculada à área de atuação da empresa pública ou sociedade de economia mista;

15. Dos itens assinalados no item 14, descreva a experiência mais aderente ao cargo indicado: *

Empregada da sociedade de economia mista há 29 anos.

*Indicar só a principal. Exemplos: a) empregado; b) superintendente; c) coordenador-geral; d) professor de economia; e) advogado, etc.

16. No caso de indicação de empregados para o cargo de administrador ou como membro de comitê, os requisitos acima podem ser dispensados, desde que atendidos os seguintes quesitos mínimos:

(x) Tenha ingressado na empresa pública ou na sociedade de economia mista por meio de concurso público de provas ou de provas e títulos;

(x) Tenha mais de 10 (dez) anos de trabalho efetivo na empresa pública ou na sociedade de economia mista;

( ) Tenha ocupado cargo na gestão superior da empresa pública ou da sociedade de economia mista, comprovando sua capacidade para assumir as responsabilidades dos cargos.

	SIM	NÃO
17. Tem formação acadêmica compatível com o cargo para o qual foi indicado, contemplando curso de graduação ou pós-graduação reconhecido ou credenciado pelo Ministério da Educação?	X	

18. Qual a área de sua formação acadêmica?

	SIM	NÃO
19. É titular de cargo com vínculo permanente com o serviço Público?	X	

20. Em caso de resposta positiva no item 19, informe o cargo:

Empregada da empresa de economia mista, aprovada em concurso público

	SIM	NÃO
21. Possui notório conhecimento compatível com o cargo para o qual foi indicado?	X	
22. É residente no Brasil (requisito obrigatório apenas para indicação de Diretor e Conselheiro Fiscal)?	X	
23. Exerceu, por prazo mínimo de 3 (três) anos, cargo de direção ou assessoramento na administração pública ou cargo de conselheiro fiscal ou administrador em empresa?		X
24. Cumpre as exigências do estatuto social da estatal, que foi lido e verificado pelo indicado?	X	

C. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990, na Instrução CVM nº 367/2002 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	**Se enquadra?**	
	SIM	**NÃO**
I - é representante do órgão regulador ao qual a empresa estatal está sujeita?		X
II - é Ministro de Estado, Secretário Estadual ou Secretário Municipal?		X
III - é titular de cargo em comissão na administração pública federal, direta ou indireta, sem vínculo permanente com o serviço público? (aplica-se a servidor ou ao empregado público aposentado que seja titular de cargo em comissão da administração pública estadual direta ou indireta)		X
IV - é dirigente estatutário de partido político, ainda que licenciado?		X
V - é titular de mandato no Poder Legislativo de qualquer ente federativo, ainda que licenciado?		X
VI - é parente consanguíneo ou afim até o terceiro grau das pessoas mencionadas nos incisos I a V?		X
VII - é pessoa que atuou, nos últimos trinta e seis meses, como participante de estrutura decisória de partido político?		X
VIII - é pessoa que atuou, nos últimos trinta e seis meses, em trabalho vinculado a organização, estruturação e realização de campanha eleitoral?		X
IX - é pessoa que exerça cargo em organização sindical?		X
X - é pessoa física que tenha firmado contrato ou parceria, como fornecedor ou comprador, demandante ou ofertante, de bens ou serviços de qualquer natureza, com o Estado do Paraná, com a própria estatal ou com empresa estatal do seu conglomerado estatal, nos três anos anteriores à data de sua nomeação?		X
XI - é pessoa que tenha ou possa ter qualquer forma de conflito de interesse com o Estado do Paraná ou com a empresa para a qual foi indicado?		X
XII - é pessoa inalistável ou analfabeto?		X
XIII - foi membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa e das Câmaras Municipais, que haja perdido o respectivo mandato por infringência do disposto nos incisos I e II do art. 55 da Constituição Federal, dos dispositivos equivalentes sobre perda de mandato das Constituições Estaduais e Leis Orgânicas dos Municípios e do Distrito Federal, nos últimos 8 (oito) anos?		X
XIV - foi Governador ou Vice-Governador de Estado e do Distrito Federal ou Prefeito ou Vice-Prefeito que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		X
XV - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 8 (oito) anos?		X

NAC 030311 INDICAÇÃO DE MEMBROS DE ÓRGÃOS ESTATUTÁRIOS

GOVERNANÇA CORPORATIVA

Versão 2 de 13.03.2019

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990, na Instrução CVM nº 367/2002 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	**Se enquadra?**	
	SIM	**NÃO**
XVI - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena ou encerrado o cumprimento da pena, nos últimos 8 (oito) anos? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		X
XVII - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 8 (oito) anos?		X
XVIII - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 8 (oito) anos, contados a partir da data da decisão, aplicando-se o disposto no inciso II do art. 71 da Constituição Federal, a todos os ordenadores de despesa, sem exclusão de mandatários que houverem agido nessa condição?		X
XIX - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado ou proferida por órgão judicial colegiado, nos últimos 8 (oito) anos?		X
XX - exerceu cargo ou função de direção, administração ou representação em estabelecimentos de crédito, financiamento ou seguro que tenham sido ou estejam sendo objeto processo de liquidação judicial ou extrajudicial, nos 12 (doze) meses anteriores à respectiva decretação ou, em caso positivo, não foi exonerado da responsabilidade?		X
XXI - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 8 (oito) anos?		X
XXII - foi Presidente da República, o Governador de Estado e do Distrito Federal, o Prefeito, membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa, das Câmaras Municipais, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		X
XXIII - foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 8 (oito) anos?		X
XXIV - foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 8 (oito) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		X
XXV - foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 8 (oito) anos?		X
XXVI - foi demitido do serviço público em decorrência de processo administrativo ou judicial, pelo prazo de 8 (oito) anos, contado da decisão, salvo se o ato houver sido suspenso ou anulado pelo Poder Judiciário?		X
XXVII - é pessoa física e ou dirigente de pessoa jurídica responsável por doações eleitorais tidas por ilegais por decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral nos últimos 8 (oito) anos?		X

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990, na Instrução CVM nº 367/2002 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	**Se enquadra?**	
	SIM	**NÃO**
XXVIII - é magistrado ou membro do Ministério Público que foi aposentado compulsoriamente por decisão sancionatória, que tenha perdido o cargo por sentença ou que tenha pedido exoneração ou aposentadoria voluntária na pendência de processo administrativo disciplinar, nos últimos 8 (oito) anos?		X
XXIX - é pessoa impedida por lei especial, ou condenada por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos?		X
XXX - está condenado a pena de suspensão ou inabilitação temporária aplicada pela Comissão de Valores Mobiliários, que o torne inelegível?		X
XXXI - ocupa cargo em sociedade que possa ser considerada concorrente no mercado, em especial, em conselhos consultivos, de administração ou fiscal?		X

D. VERIFICAÇÃO DO ENQUADRAMENTO DO INDICADO À CONDIÇÃO DE MEMBRO INDEPENDENTE DO CONSELHO DE ADMINISTRAÇÃO - CRITERIOS DA LEI 13.303/2016

	SIM	**NÃO**
I – Possui qualquer vínculo com a empresa pública ou sociedade de economia mista, exceto participação de capital?	X	
II – É cônjuge ou parente consanguíneo ou afim, até o terceiro grau ou por adoção, de chefe do Poder Executivo, de Ministro de Estado, de Secretário de Estado ou Município ou de administrador da empresa pública ou da sociedade de economia mista?		X
III – manteve, nos últimos 3 (três) anos, vínculo de qualquer natureza com a empresa pública, a sociedade de economia mista ou seus controladores, que possa vir a comprometer sua independência?	X	
IV – É ou foi, nos últimos 3 (três) anos, empregado ou diretor da empresa pública, da sociedade de economia mista ou de sociedade controlada, coligada ou subsidiária da empresa pública ou da sociedade de economia mista, exceto se o vínculo for exclusivamente com instituições públicas de ensino ou pesquisa?	X	
V – É fornecedor ou comprador, direto ou indireto, de serviços ou produtos da empresa pública ou da sociedade de economia mista, de modo a implicar perda de independência?		X
VI – É funcionário ou administrador de sociedade ou entidade que esteja oferecendo ou demandando serviços ou produtos à empresa pública ou à sociedade de economia mista, de modo a implicar perda de independência?		X
VII – Recebe outra remuneração da empresa pública ou da sociedade de economia mista além daquela relativa ao cargo de conselheiro, à exceção de proventos em dinheiro oriundos de participação no capital?	X	

Obs.: para empresas públicas e sociedades de economia mista.

E. OUTRAS INFORMAÇÕES

	SIM	NÃO
Existe algum litígio administrativo ou judicial no qual conste como autor ou réu, que sejam parte a Empresa para a qual está sendo indicado, para a Copel ou alguma de suas empresas? Caso positivo favor especificar, informando se é processo coletivo ou individual: ____		X

Ocupa cargo de administrador (Conselho de Administração e Diretoria) ou de Conselheiro Fiscal em empresa pública, sociedade de economia mista ou de suas subsidiárias?

Caso a resposta seja afirmativa, indicar cargo e empresa, utilizando a tabela abaixo:

Cargo	Empresa	Remunerado	
		SIM	NÃO
Conselho de Administração	Copel	X	

O indicado deverá anexar ao presente Formulário os documentos abaixo que atestam a comprovação das seguintes informações:

DADOS GERAIS

- Cópia de documento de identificação com foto, contendo nº do RG e CPF;
- Cópia do Título de eleitor; e
- Cópia de comprovante de residência em nome do indicado, com menos de 90 dias.

NAC 030311 INDICAÇÃO DE MEMBROS DE ÓRGÃOS ESTATUTÁRIOS

GOVERNANÇA CORPORATIVA

Versão 2 de 13.03.2019

FORMAÇÃO ACADÊMICA

- Cópia do diploma de graduação (frente e verso);
- Cópia do certificado de pós-graduação (frente e verso), se for o caso; e
- Cópia da Carteira de identidade profissional.

EXPERIÊNCIA PROFISSIONAL

- Ato de nomeação e de exoneração, se houver;
- Declaração de vínculo ou termo de posse, se houver;
- Cópia da carteira de trabalho (com o registro da atividade exercida), se houver;
- Currículo atualizado (assinado), com descrição de experiência comprovada nas funções previstas na legislação; e
- Outras documentações que comprovem a experiência profissional.

Ciente das possíveis penalidades cíveis, administrativas e penais, que eventuais declarações falsas **podem** acarretar, afirmo que as informações prestadas e os comprovantes anexos são exatos, verdadeiros e sem rasuras de qualquer espécie.

Curitiba, 13 de março de 2019

Adriana A. Antoniolli
Assinatura do(a) Indicado(a)

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I – a proposta de remuneração dos administradores; e
*II – as informações indicadas no item 13 do formulário de referência."*Valores em R$ mil, exceto quando indicado.

12.5 Em relação a cada um dos administradores e membros do conselho fiscal do emissor, indicar, em forma de tabela:

a. Nome	b. Data de nascimento	c. Profissão	d. CPF ou nº passaporte	e. Cargo eletivo ocupado
ADRIANA ANGELA ANTONIOLLI	19.11.1966	Advogada e Contadora	588.877.769-20	Membro do Conselho de Administração
f. Data de eleição	**g. Data da posse**	**h. Prazo do mandato**	**i. outros cargos ou funções exercidos no emissor**	**j. Se foi eleito pelo controlador ou não**
29.04.2019	A definir	2019-2021	Não	sim
k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência				
l. Número de mandatos consecutivos		Observação:		
01 (um)		Mandato anterior - 2017-2019		
m. informações sobre:				
i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor		Na Companhia Paranaense de Energia - Copel: Analista em regulação; Gerente do Departamento de Serviços de Curitiba (2013-2015); e Gerente do Departamento de Receita Leste (2009-2013) Membro do Conselho de Administração da Copel (2017-2019)		
i. qualquer condenação criminal				Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas				Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer				Não há qualquer condenação

12.6. Em relação a cada uma das pessoas que atuaram como membro do conselho de administração ou do conselho fiscal no último exercício, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

Conselho de Administração	Total de reuniões realizadas pelo CAD desde a posse	% de participação do membro nas reuniões realizadas após a posse
Adriana Angela Antoniolli	35	94,30%

12.7. Fornecer as informações mencionadas no item 12.5 em relação aos membros dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários

O indicado nesta Assembleia não tem participação nestes comitês.

12.8. Em relação a cada uma das pessoas que atuaram como membro dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

O indicado nesta Assembleia não atuou como membros nestes comitês no mandato de 2017-2018.

12.9. Informar a existência de relação conjugal, união estável ou parentesco até o segundo grau entre:

a) administradores do emissor
b) (i) administradores do emissor e (ii) administradores de controladas, diretas ou indiretas, do emissor
c) (i) administradores do emissor ou de suas controladas, diretas ou indiretas e (ii) controladores diretos ou indiretos do emissor
d) (i) administradores do emissor e (ii) administradores das sociedades controladoras diretas e indiretas do emissor

O indicado não possui relação conjugal, união estável ou parentesco até o segundo grau entre: administradores do emissor; administradores do emissor e administradores de controladas, diretas ou indiretas, do emissor; administradores do emissor ou de suas controladas, diretas ou indiretas e

controladores diretos ou indiretos do emissor; administradores do emissor e administradores das sociedades controladoras diretas e indiretas do emissor.

12.10. Informar sobre relações de subordinação, prestação de serviço ou controle mantidas, nos 3 últimos exercícios sociais, entre administradores do emissor e:

e) sociedade controlada, direta ou indiretamente, pelo emissor, com exceção daquelas em que o emissor detenha, direta ou indiretamente, a totalidade do capital social
f) controlador direto ou indireto do emissor
g) caso seja relevante, fornecedor, cliente, devedor ou credor do emissor, de sua controlada ou controladoras ou controladas de alguma dessas pessoas

Nos últimos três exercícios o indicado não apresentou relação de subordinação, prestação de serviço ou controle mantidas, entre administradores do emissor e: sociedade controlada, direta ou indiretamente, pelo emissor; controlador direto ou indireto do emissor.

Anexo IX

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

ANEXO II

FORMULÁRIO CADASTRAL – CONSELHEIRO FISCAL

Conformidade com a Lei 13.303, de 30 de junho de 2016.
Verificação dos requisitos e vedações legais e estatutários exigidos para indicação de conselheiro fiscal de empresa estatal com receita operacional bruta igual ou superior a R$ 90 milhões.

A. DADOS GERAIS

1. Nome completo: NILSO ROMEU SGUAREZI	
2. CPF: 005.847.709-87	3. Sexo: (X) M ( ) F
4. Endereço: Alameda Julia da Costa 1628 - AP 51 - Curitiba - PR	
5. Telefone profissional:	6. Telefone pessoal: 41 - 99162 0530
7. E-mail: nilsoromeu@sguarezi.com.br	
8. Cargo para o qual foi indicado: ( ) Titular ( ) Suplente	
9. Empresa à qual foi indicado:	
10. Indicação: ( ) Acionista controlador ( ) Acionistas minoritários ( ) Acionistas preferencialistas	

B. EXPERIÊNCIA PROFISSIONAL

	Sim	Não
11. Tem formação acadêmica compatível com o cargo para o qual foi indicado, contemplando curso de graduação ou pós-graduação reconhecido ou credenciado pelo Ministério da Educação?	X	

12. Qual a área de sua formação acadêmica?
BACHAREL EM DIREITO – POS GRADUAÇÃO DIREITO TRIBUTARIO – OAB 3777/PR.

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

	SIM	NÃO
13. É titular de cargo com vínculo permanente com o serviço Público?		X
14. Em caso de resposta positiva no item 13, informe o cargo:		

	Sim	Não
15. Possui notório conhecimento compatível com o cargo para o qual foi indicado?	X	
16. É residente no Brasil?	X	
17. Exerceu, por prazo mínimo de 3 (três) anos, cargo de direção ou assessoramento na administração pública ou cargo de conselheiro fiscal ou administrador em empresa?	X	
18. Cumpre as exigências do estatuto social da estatal, que foi lido e verificado pelo indicado?	X	

C. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011, no Decreto Estadual nº 41/2015 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	**Se enquadra? Sim**	**Se enquadra? Não**
		X
I - é agente político que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Federal, da Constituição Estadual ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		X
II - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 4 (quatro) anos?		X
III - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena nos últimos 4 (quatro) anos, por qualquer dos crimes abaixo? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		X
IV - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 4 (quatro) anos?		X
V - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 4 (quatro) anos?		X
VI - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado		X

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011, no Decreto Estadual nº 41/2015 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	Se enquadra?	
	Sim	Não
ou proferida por órgão judicial colegiado, nos últimos 4 (quatro) anos?		X
VII - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 4 (quatro) anos?		X
VIII - foi agente político, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		X
IX - foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 4 (quatro) anos?		X
X - foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 4 (quatro) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		X
XI - foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 4 (quatro) anos?		X
XII - foi demitido do serviço público em decorrência de processo administrativo ou judicial, nos últimos 4 (quatro) anos, salvo se o ato houver sido suspenso ou anulado pelo Poder Judiciário?		X
XIII - é pessoa física e ou dirigente de pessoa jurídica responsável por doações eleitorais tidas por ilegais por decisão transitada em julgado proferida nos últimos 4 (quatro) anos?		X
XIV - é magistrado ou membro do Ministério Público que foi aposentado compulsoriamente por decisão sancionatória, que tenha perdido o cargo por sentença ou que tenha pedido exoneração ou aposentadoria voluntária na pendência de processo administrativo disciplinar, nos últimos 4 (quatro) anos?		X
XV - é pessoa impedida por lei especial, ou condenada por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos?		X
XVI - é pessoa declarada inabilitadas por ato da Comissão de Valores Mobiliários?* * Site da CVM, no link de Atuação Sancionadora - Pesquisa Avançada		X
XVII - ocupa cargo em sociedade que possa ser considerada concorrente no mercado, em especial, em conselhos consultivos, de administração ou fiscal?		X
XVIII - tem interesse conflitante com a sociedade?		X

PROTOCOLO
Fls. 153
Mov. 6
INTEGRADO DO ESTADO

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

O Indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011, no Decreto Estadual nº 41/2015 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	**Se enquadra?**	
	Sim	**Não**
XIX - É membro de órgão da administração ou empregado da companhia ou de sociedade controlada ou do mesmo grupo, ou cônjuge ou parente, até terceiro grau, de administrador da companhia?		X

Ciente das possíveis penalidades cíveis, administrativas e penais, que eventuais declarações falsas podem acarretar, afirmo que as informações prestadas e os comprovantes anexos são exatos, verdadeiros e sem rasuras de qualquer espécie, podendo ser utilizados pelo Conselho de Controle das Empresas Estaduais - CCEE.

Curitiba, 18/03/2019
Local e data

Assinatura do(a) Indicado(a)

PROTOCOLO
Fls. 148
Mov. 5
INTEGRADO DO ESTADO

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE
SECRETARIA EXECUTIVA

INFORMAÇÃO CCEE Nº 047/2019

Análise das indicações dos membros do Conselho Fiscal da Companhia Paranaense de Energia – COPEL

1. DA PROPOSTA

O presente protocolo compreende a documentação relativa às indicações dos membros Conselho Fiscal da Companhia Paranaense de Energia – COPEL, encaminhada pela Companhia a esta Secretaria Executiva do CCEE mediante Protocolo nº 15.658.836-9.

O processo foi instruído com os seguintes documentos:

I. Ofício CEE/G 126/2019;

II. Documentos pessoais, currículo e Formulário Cadastral do Sr. Nilso Romeu Sguarezi;

III. Documentos pessoais, currículo e Formulário Cadastral do Sr. Harry Françóia Júnior;

IV. Documentos pessoais, currículo e Formulário Cadastral do Sr. Demétrius Nichele Macei;

2. DA ANÁLISE DO PROCESSO

2.1. Os indicados foram designados conforme abaixo:

Conselho Fiscal		
Membros Titulares	**Membros Suplentes**	**Indicação**
Nilso Romeu Sguarezi	Otamir César Martins	Acionista Controlador
Harry Françóia Júnior	-	
Demétrius Nichele Macei	Julio Takeshi Suzuki Júnior	

2.2. Da análise da documentação apresentada, verifica-se que os indicados manifestaram (i) possuir formação acadêmica e experiência profissional compatível aos cargos do Conselho Fiscal e (ii) não se enquadrar em quaisquer das hipóteses de vedação

ou impedimento previstos na legislação vigente, conforme formulários cadastrais firmados pelos próprios indicados.

3. DO PARECER

Diante do exposto, entendemos que os indicados pelo acionista controlador estão aptos para compor o Conselho Fiscal da Companhia Paranaense de Energia – COPEL.

Nos termos do art. 3° da Deliberação Normativa CCEE n° 002/2017, o processo deverá ser encaminhado ao Comitê de Indicação e Avaliação da Companhia, para deliberação acerca desta Informação.

Curitiba, 19 de Março de 2019.

Raul Biel Coccaro Siqueira
Secretário Executivo
Conselho de Controle das Empresas Estaduais – CCEE

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I – a proposta de remuneração dos administradores; e
II – as informações indicadas no item 13 do formulário de referência." Valores em R$ mil, exceto quando indicado.

Em relação a cada um dos administradores e membros do conselho fiscal do emissor, indicar, em forma de tabela:

a. Nome	**b. Data de nascimento**	**c. Profissão**	**d. CPF ou nº passaporte**	**e. Cargo eletivo ocupado**
NILSO ROMEU SGUAREZI	28.10.1940	Advogado	005.847.709-87	**Conselheiro Fiscal Efetivo - Eleito pelo Controlador**
f. Data de eleição	**g. Data da posse**	**h. Prazo do mandato**	**i. outros cargos ou funções exercidos no emissor**	**j. Se foi eleito pelo controlador ou não**
29.04.2019	a definir	2019-2021	Não ocupou outros cargos ou funções exercidos no emissor	Sim
k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência				
Sim, nos termos da regra 10A-3 do Securities Exchange Act				
l. Número de mandatos consecutivos	Observação:			
0 (zero)				
m. informações sobre:				
i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor; ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor	Consultor em casos especiais no Escritório Ferrari, Turra Advogados (desde 2014); Sócio do Escritório Sguarezi Advogados Associados (1999 - 2013).			
n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos				
i. qualquer condenação criminal	Não há qualquer condenação			
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas	Não há qualquer condenação			
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer	Não há qualquer condenação			

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I – a proposta de remuneração dos administradores; e
II – as informações indicadas no item 13 do formulário de referência."

Valores em R$ mil, exceto quando indicado.

12.6. Em relação a cada uma das pessoas que atuaram como membro do conselho de administração ou do conselho fiscal no último exercício, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

O indicado nesta Assembleia não atuou como membro do conselho de administração ou do conselho fiscal no último exercício.

12.7. Fornecer as informações mencionadas no item 12.5 em relação aos membros dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários

O indicado nesta Assembleia não tem participação nestes comitês.

12.8. Em relação a cada uma das pessoas que atuaram como membro dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

O indicado nesta Assembleia não atuou como membros nestes comitês no mandato de 2017-2018.

12.9. Informar a existência de relação conjugal, união estável ou parentesco até o segundo grau entre:

a) administradores do emissor
b) (i) administradores do emissor e (ii) administradores de controladas, diretas ou indiretas, do emissor
c) (i) administradores do emissor ou de suas controladas, diretas ou indiretas e (ii) controladores diretos ou indiretos do emissor
d) (i) administradores do emissor e (ii) administradores das sociedades controladoras diretas e indiretas do emissor

O indicado não possui relação conjugal, união estável ou parentesco até o segundo grau entre: administradores do emissor; administradores do emissor e administradores de controladas, diretas ou indiretas, do emissor; administradores do emissor ou de suas controladas, diretas ou indiretas e controladores diretos ou indiretos do emissor; administradores do emissor e administradores das sociedades controladoras diretas e indiretas do emissor.

12.10. Informar sobre relações de subordinação, prestação de serviço ou controle mantidas, nos 3 últimos exercícios sociais, entre administradores do emissor e:

e) sociedade controlada, direta ou indiretamente, pelo emissor, com exceção daquelas em que o emissor detenha, direta ou indiretamente, a totalidade do capital social
f) controlador direto ou indireto do emissor
g) caso seja relevante, fornecedor, cliente, devedor ou credor do emissor, de sua controlada ou controladoras ou controladas de alguma dessas pessoas

Nos últimos três exercícios o indicado não apresentou relação de subordinação, prestação de serviço ou controle mantidas, entre administradores do emissor e: sociedade controlada, direta ou indiretamente, pelo emissor; controlador direto ou indireto do emissor.

Anexo X

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

PROTOCOLO INTEGRADO DO ESTADO Fls. 181 Mov. 6

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

ANEXO II

FORMULÁRIO CADASTRAL – CONSELHEIRO FISCAL

Conformidade com a Lei 13.303, de 30 de junho de 2016.
Verificação dos requisitos e vedações legais e estatutários exigidos para indicação de conselheiro fiscal de empresa estatal com receita operacional bruta igual ou superior a R$ 90 milhões.

A. DADOS GERAIS

1. Nome completo: HARRY FRANCÓIA JÚNIOR	
2. CPF: 685.736.779-53	3. Sexo: (X) M ( ) F
4. Endereço: ALAMEDA JÚLIA DA COSTA, 2448 AP. 234	
5. Telefone profissional: 41-3352.0101	6. Telefone pessoal: 41-99117-7110
7. *E-mail*: HARRYJR@HFADVOGADOS.ADV.BR	
8. Cargo para o qual foi indicado: (X) Titular ( ) Suplente	
9. Empresa à qual foi indicado: COPEL HOLDING S/A	
10. Indicação: (X) Acionista controlador ( ) Acionistas minoritários ( ) Acionistas preferencialistas	

B. EXPERIÊNCIA PROFISSIONAL

	Sim	Não
11. Tem formação acadêmica compatível com o cargo para o qual foi indicado, contemplando curso de graduação ou pós-graduação reconhecido ou credenciado pelo Ministério da Educação?	X	
12. Qual a área de sua formação acadêmica? DIREITO		

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

	SIM	NÃO
13. É titular de cargo com vínculo permanente com o serviço Público?		X
14. Em caso de resposta positiva no item 13, informe o cargo:		

	Sim	Não
15. Possui notório conhecimento compatível com o cargo para o qual foi indicado?	X	
16. É residente no Brasil?	X	
17. Exerceu, por prazo mínimo de 3 (três) anos, cargo de direção ou assessoramento na administração pública ou cargo de conselheiro fiscal ou administrador em empresa?	X	
18. Cumpre as exigências do estatuto social da estatal, que foi lido e verificado pelo indicado?	X	

C. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011, no Decreto Estadual nº 41/2015 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	Se enquadra? Sim	Se enquadra? Não
I - é agente político que perdeu seu cargo eletivo por infringência à dispositivo da Constituição Federal, da Constituição Estadual ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		X
II - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 4 (quatro) anos?		X
III - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena nos últimos 4 (quatro) anos, por qualquer dos crimes abaixo? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando.		X
IV - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 4 (quatro) anos?		X
V - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 4 (quatro) anos?		X
VI - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado		X

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011, no Decreto Estadual nº 41/2015 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	Se enquadra? Sim	Não
ou proferida por órgão judicial colegiado, nos últimos 4 (quatro) anos?		X
VII – foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 4 (quatro) anos?		X
VIII – foi agente político, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		X
IX – foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 4 (quatro) anos?		X
X – foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 4 (quatro) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		X
XI – foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 4 (quatro) anos?		X
XII – foi demitido do serviço público em decorrência de processo administrativo ou judicial, nos últimos 4 (quatro) anos, salvo se o ato houver sido suspenso ou anulado pelo Poder Judiciário?		X
XIII – é pessoa física e ou dirigente de pessoa jurídica responsável por doações eleitorais tidas por ilegais, por decisão transitada em julgado proferida nos últimos 4 (quatro) anos?		X
XIV – é magistrado ou membro do Ministério Público que foi aposentado compulsoriamente por decisão sancionatória, que tenha perdido o cargo por sentença ou que tenha pedido exoneração ou aposentadoria voluntária na pendência de processo administrativo disciplinar, nos últimos 4 (quatro) anos?		X
XV – é pessoa impedida por lei especial, ou condenada por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos?		X
XVI – é pessoa declarada inabilitadas por ato da Comissão de Valores Mobiliários?* * Site da CVM, no link de Atuação Sancionadora - Pesquisa Avançada		X
XVII – ocupa cargo em sociedade que possa ser considerada concorrente no mercado, em especial, em conselhos consultivos, de administração ou fiscal?		X
XVIII – tem interesse conflitante com a sociedade?		X

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011, no Decreto Estadual nº 41/2015 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	Se enquadra?	
	Sim	Não
XIX - É membro de órgão da administração ou empregado da companhia ou de sociedade controlada ou do mesmo grupo, ou cônjuge ou parente, até terceiro grau, de administrador da companhia?		X

Ciente das possíveis penalidades cíveis, administrativas e penais, que eventuais declarações falsas podem acarretar, afirmo que as informações prestadas e os comprovantes anexos são exatos, verdadeiros e sem rasuras de qualquer espécie, podendo ser utilizados pelo Conselho de Controle das Empresas Estaduais - CCEE.

Ctba 20/03/19
Local e data

Assinatura do(a) Indicado(a)

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE
SECRETARIA EXECUTIVA

INFORMAÇÃO CCEE Nº 047/2019

Análise das indicações dos membros do Conselho Fiscal da Companhia Paranaense de Energia – COPEL

1. DA PROPOSTA

O presente protocolo compreende a documentação relativa às indicações dos membros Conselho Fiscal da Companhia Paranaense de Energia – COPEL, encaminhada pela Companhia a esta Secretaria Executiva do CCEE mediante Protocolo nº 15.658.836-9.

O processo foi instruído com os seguintes documentos:

I. Ofício CEE/G 126/2019;

II. Documentos pessoais, currículo e Formulário Cadastral do Sr. Nilso Romeu Sguarezi;

III. Documentos pessoais, currículo e Formulário Cadastral do Sr. Harry Françóia Júnior;

IV. Documentos pessoais, currículo e Formulário Cadastral do Sr. Demétrius Nichele Macei;

2. DA ANÁLISE DO PROCESSO

2.1. Os indicados foram designados conforme abaixo:

Conselho Fiscal		
Membros Titulares	**Membros Suplentes**	**Indicação**
Nilso Romeu Sguarezi	Otamir César Martins	Acionista Controlador
Harry Françóia Júnior	-	
Demétrius Nichele Macei	Julio Takeshi Suzuki Júnior	

2.2. Da análise da documentação apresentada, verifica-se que os indicados manifestaram (i) possuir formação acadêmica e experiência profissional compatível aos cargos do Conselho Fiscal e (ii) não se enquadrar em quaisquer das hipóteses de vedação

PROTOCOLO
Fls. 149
Mov. 5
INTEGRADO DO ESTADO

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE
SECRETARIA EXECUTIVA

ou impedimento previstos na legislação vigente, conforme formulários cadastrais firmados pelos próprios indicados.

3. DO PARECER

Diante do exposto, entendemos que os indicados pelo acionista controlador estão aptos para compor o Conselho Fiscal da Companhia Paranaense de Energia – COPEL.

Nos termos do art. 3° da Deliberação Normativa CCEE n° 002/2017, o processo deverá ser encaminhado ao Comitê de Indicação e Avaliação da Companhia, para deliberação acerca desta Informação.

Curitiba, 19 de Março de 2019.

Raul Viel Coccaro Siqueira
Secretário Executivo
Conselho de Controle das Empresas Estaduais – CCEE

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."

"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência." Valores em R$ mil, exceto quando indicado.

Em relação a cada um dos administradores e membros do conselho fiscal do emissor, indicar, em forma de tabela:

a. Nome	**b. Data de nascimento**	**c. Profissão**	**d. CPF ou nº passaporte**	**e. Cargo eletivo ocupado**
NILSO ROMEU SGUAREZI	28.10.1940	Advogado	005.847.709-87	**Conselheiro Fiscal Efetivo - Eleito pelo Controlador**
f. Data de eleição	**g. Data da posse**	**h. Prazo do mandato**	**i. outros cargos ou funções exercidos no emissor**	**j. Se foi eleito pelo controlador ou não**
29.04.2019	a definir	2019-2021	Não ocupou outros cargos ou funções exercidos no emissor	Sim

k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência
Sim, nos termos da regra 10A-3 do Securities Exchange Act

l. Número de mandatos consecutivos	Observação:
0 (zero)	
m. informações sobre:	
i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor; ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor	Consultor em casos especiais no Escritório Ferrari, Turra Advogados (desde 2014); Sócio do Escritório Sguarezi Advogados Associados (1999 - 2013).

n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos	
i. qualquer condenação criminal	Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas	Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer	Não há qualquer condenação

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I – a proposta de remuneração dos administradores; e
II – as informações indicadas no item 13 do formulário de referência."

Valores em R$ mil, exceto quando indicado.

12.6. Em relação a cada uma das pessoas que atuaram como membro do conselho de administração ou do conselho fiscal no último exercício, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

O indicado nesta Assembleia não atuou como membro do conselho de administração ou do conselho fiscal no último exercício.

12.7. Fornecer as informações mencionadas no item 12.5 em relação aos membros dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários

O indicado nesta Assembleia não tem participação nestes comitês.

12.8. Em relação a cada uma das pessoas que atuaram como membro dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

O indicado nesta Assembleia não atuou como membros nestes comitês no mandato de 2017-2018.

12.9. Informar a existência de relação conjugal, união estável ou parentesco até o segundo grau entre:

a) administradores do emissor
b) (i) administradores do emissor e (ii) administradores de controladas, diretas ou indiretas, do emissor
c) (i) administradores do emissor ou de suas controladas, diretas ou indiretas e (ii) controladores diretos ou indiretos do emissor
d) (i) administradores do emissor e (ii) administradores das sociedades controladoras diretas e indiretas do emissor

O indicado não possui relação conjugal, união estável ou parentesco até o segundo grau entre: administradores do emissor; administradores do emissor e administradores de controladas, diretas ou indiretas, do emissor; administradores do emissor ou de suas controladas, diretas ou indiretas e controladores diretos ou indiretos do emissor; administradores do emissor e administradores das sociedades controladoras diretas e indiretas do emissor.

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I – a proposta de remuneração dos administradores; e
II – as informações indicadas no item 13 do formulário de referência."

Valores em R$ mil, exceto quando indicado.

12.10. Informar sobre relações de subordinação, prestação de serviço ou controle mantidas, nos 3 últimos exercícios sociais, entre administradores do emissor e:

e) sociedade controlada, direta ou indiretamente, pelo emissor, com exceção daquelas em que o emissor detenha, direta ou indiretamente, a totalidade do capital social
f) controlador direto ou indireto do emissor
g) caso seja relevante, fornecedor, cliente, devedor ou credor do emissor, de sua controlada ou controladoras ou controladas de alguma dessas pessoas

Nos últimos três exercícios o indicado não apresentou relação de subordinação, prestação de serviço ou controle mantidas, entre administradores do emissor e: sociedade controlada, direta ou indiretamente, pelo emissor; controlador direto ou indireto do emissor.

Anexo XI

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

ANEXO II

FORMULÁRIO CADASTRAL – CONSELHEIRO FISCAL

Conformidade com a Lei 13.303, de 30 de junho de 2016.
Verificação dos requisitos e vedações legais e estatutários exigidos para indicação de conselheiro fiscal de empresa estatal com receita operacional bruta igual ou superior a R$ 90 milhões.

A. DADOS GERAIS

1. Nome completo: DEMETRIUS NICHELE MACEI
2. CPF: 787870509-78 | 3. Sexo: (X) M ( ) F
4. Endereço: AVENIDA REPÚBLICA ARGENTINA, 1336 - Conj 1107
5. Telefone profissional: — | 6. Telefone pessoal: 041 992199922
7. *E-mail*: demetriusmacei@gmail.com
8. Cargo para o qual foi indicado: (X) Titular ( ) Suplente
9. Empresa à qual foi indicado: CIA PARANAENSE DE ENERGIA - COPEL
10. Indicação:
(X) Acionista controlador
( ) Acionistas minoritários
( ) Acionistas preferencialistas

B. EXPERIÊNCIA PROFISSIONAL

	Sim	Não
11. Tem formação acadêmica compatível com o cargo para o qual foi indicado, contemplando curso de graduação ou pós-graduação reconhecido ou credenciado pelo Ministério da Educação?		X

12. Qual a área de sua formação acadêmica?

DIREITO

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

	SIM	NÃO
13. É titular de cargo com vínculo permanente com o serviço Público?		X
14. Em caso de resposta positiva no item 13, informe o cargo:		
	Sim	Não
15. Possui notório conhecimento compatível com o cargo para o qual foi indicado?	X	
16. É residente no Brasil?	X	
17. Exerceu, por prazo mínimo de 3 (três) anos, cargo de direção ou assessoramento na administração pública ou cargo de conselheiro fiscal ou administrador em empresa?	X	
18. Cumpre as exigências do estatuto social da estatal, que foi lido e verificado pelo indicado?	X	

C. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011, no Decreto Estadual nº 41/2015 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	Se enquadra?	
	Sim	Não
I - é agente político que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Federal, da Constituição Estadual ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		X
II - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 4 (quatro) anos?		X
III - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena nos últimos 4 (quatro) anos, por qualquer dos crimes abaixo? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		X
IV - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 4 (quatro) anos?		X
V - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 4 (quatro) anos?		X
VI - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado		X

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011, no Decreto Estadual nº 41/2015 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	Se enquadra?	
	Sim	Não
ou proferida por órgão judicial colegiado, nos últimos 4 (quatro) anos?		
VII - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 4 (quatro) anos?		X
VIII - foi agente político, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		X
IX - foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 4 (quatro) anos?		X
X - foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 4 (quatro) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		X
XI - foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 4 (quatro) anos?		X
XII - foi demitido do serviço público em decorrência de processo administrativo ou judicial, nos últimos 4 (quatro) anos, salvo se o ato houver sido suspenso ou anulado pelo Poder Judiciário?		X
XIII - é pessoa física e ou dirigente de pessoa jurídica responsável por doações eleitorais tidas por ilegais por decisão transitada em julgado proferida nos últimos 4 (quatro) anos?		X
XIV - é magistrado ou membro do Ministério Público que foi aposentado compulsoriamente por decisão sancionatória, que tenha perdido o cargo por sentença ou que tenha pedido exoneração ou aposentadoria voluntária na pendência de processo administrativo disciplinar, nos últimos 4 (quatro) anos?		X
XV - é pessoa impedida por lei especial, ou condenada por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos?		X
XVI - é pessoa declarada inabilitadas por ato da Comissão de Valores Mobiliários?* * Site da CVM, no link de Atuação Sancionadora - Pesquisa Avançada		X
XVII - ocupa cargo em sociedade que possa ser considerada concorrente no mercado, em especial, em conselhos consultivos, de administração ou fiscal?		X
XVIII - tem interesse conflitante com a sociedade?		X

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011, no Decreto Estadual nº 41/2015 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	Se enquadra?	
	Sim	Não
XIX - É membro de órgão da administração ou empregado da companhia ou de sociedade controlada ou do mesmo grupo, ou cônjuge ou parente, até terceiro grau, de administrador da companhia?		X

Ciente das possíveis penalidades cíveis, administrativas e penais, que eventuais declarações falsas podem acarretar, afirmo que as informações prestadas e os comprovantes anexos são exatos, verdadeiros e sem rasuras de qualquer espécie, podendo ser utilizados pelo Conselho de Controle das Empresas Estaduais - CCEE.

CURITIBA/PR, 18.03.19
Local e data

Assinatura do(a) indicado(a)

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE
SECRETARIA EXECUTIVA

INFORMAÇÃO CCEE Nº 047/2019

Análise das indicações dos membros do Conselho Fiscal da Companhia Paranaense de Energia – COPEL

1. DA PROPOSTA

O presente protocolo compreende a documentação relativa às indicações dos membros Conselho Fiscal da Companhia Paranaense de Energia – COPEL, encaminhada pela Companhia a esta Secretaria Executiva do CCEE mediante Protocolo nº 15.658.836-9.

O processo foi instruído com os seguintes documentos:

I. Ofício CEE/G 126/2019;

II. Documentos pessoais, currículo e Formulário Cadastral do Sr. Nilso Romeu Sguarezi;

III. Documentos pessoais, currículo e Formulário Cadastral do Sr. Harry Françóia Júnior;

IV. Documentos pessoais, currículo e Formulário Cadastral do Sr. Demétrius Nichele Macei;

2. DA ANÁLISE DO PROCESSO

2.1. Os indicados foram designados conforme abaixo:

Conselho Fiscal		
Membros Titulares	**Membros Suplentes**	**Indicação**
Nilso Romeu Sguarezi	Otamir César Martins	Acionista Controlador
Harry Françóia Júnior	-	
Demétrius Nichele Macei	Julio Takeshi Suzuki Júnior	

2.2. Da análise da documentação apresentada, verifica-se que os indicados manifestaram (i) possuir formação acadêmica e experiência profissional compatível aos cargos do Conselho Fiscal e (ii) não se enquadrar em quaisquer das hipóteses de vedação

ou impedimento previstos na legislação vigente, conforme formulários cadastrais firmados pelos próprios indicados.

3. DO PARECER

Diante do exposto, entendemos que os indicados pelo acionista controlador estão aptos para compor o Conselho Fiscal da Companhia Paranaense de Energia – COPEL.

Nos termos do art. 3° da Deliberação Normativa CCEE n° 002/2017, o processo deverá ser encaminhado ao Comitê de Indicação e Avaliação da Companhia, para deliberação acerca desta Informação.

Curitiba, 19 de Março de 2019.

Raul Biel Coccaro Siqueira
Secretário Executivo
Conselho de Controle das Empresas Estaduais – CCEE

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I – a proposta de remuneração dos administradores; e
II – as informações indicadas no item 13 do formulário de referência." Valores em R$ mil, exceto quando indicado.

12.5 Em relação a cada um dos administradores e membros do conselho fiscal do emissor, indicar, em forma de tabela:

a. Nome	**b. Data de nascimento**	**c. Profissão**	**d. CPF ou nº passaporte**	**e. Cargo eletivo ocupado**
DEMETRIUS NICHELE MACEI	26.12.1970	Advogado	787.870.509-78	Conselheiro Fiscal Efetivo - Eleito pelo Controlador
f. Data de eleição	**g. Data da posse**	**h. Prazo do mandato**	**i. outros cargos ou funções exercidos no emissor**	**j. Se foi eleito pelo controlador ou não**
29.04.2019	a definir	2019-2021	Não ocupou outros cargos ou funções exercidos no emissor	Sim
k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência				
Sim, nos termos da regra 10A-3 do Securities Exchange Act				
l. Número de mandatos consecutivos		Observação:		
0 (zero)				
m. informações sobre:				
i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor		Sócio do Escritório Demetrius Macei Advogados Associados - DMACEIADV (desde 2010); Professor de Direito Tributário na graduação, especialização e mestrado na Faculdade de Direito Curitiba -UNICURITIBA (desde 2011); Professor de Direito Tributário e Prática Jurídica de Direito Público na graduação e especialização da Pontifícia Universidade Católica do Paraná (2000-2006/2011-2013); Professor Convidado no Curso de Posgrado en Derecho Tributario na Universidad Austral de Buenos Aires/Argentina (2009-2010). Conselheiro Fiscal da Apsen Farmacêutica - APSEN (desde 2018); Titular na Câmara Superior de Recursos Fiscais no CARF/MF (desde 2015), Conselheiro Fiscal da Eldorado Celulose e Papel S/A - CF ELDORADO (desde 2012); Conselheiro Fiscal da JBS S/A - CF JBS (desde 2011); Conselheiro Fiscal da Vigor Alimentos S/A - CF VIGOR (2012 - 2017); Conselheiro Fiscal da São Paulo Alpargatas - Matriz - ALPARGATAS (desde 2016); do Conselho Temático de Assuntos Tributários da Federação das Indústrias do Paraná (FIEP) e da Comissão de Direito Tributário da OAB/PR (desde 2016). Conselheiro Certificado pelo Instituto Brasileiro de Governança Corporativa (IBGC).		
n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos				
i. qualquer condenação criminal				Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas				Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer				Não há qualquer condenação

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I – a proposta de remuneração dos administradores; e
II – as informações indicadas no item 13 do formulário de referência."

Valores em R$ mil, exceto quando indicado.

12.6. Em relação a cada uma das pessoas que atuaram como membro do conselho de administração ou do conselho fiscal no último exercício, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

O indicado nesta Assembleia não atuou como membro do conselho de administração ou do conselho fiscal no último exercício.

12.7. Fornecer as informações mencionadas no item 12.5 em relação aos membros dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários

O indicado nesta Assembleia não tem participação nestes comitês.

12.8. Em relação a cada uma das pessoas que atuaram como membro dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

O indicado nesta Assembleia não atuou como membros nestes comitês no mandato de 2017-2018.

12.9. Informar a existência de relação conjugal, união estável ou parentesco até o segundo grau entre:

a) administradores do emissor
b) (i) administradores do emissor e (ii) administradores de controladas, diretas ou indiretas, do emissor
c) (i) administradores do emissor ou de suas controladas, diretas ou indiretas e (ii) controladores diretos ou indiretos do emissor
d) (i) administradores do emissor e (ii) administradores das sociedades controladoras diretas e indiretas do emissor

O indicado não possui relação conjugal, união estável ou parentesco até o segundo grau entre: administradores do emissor; administradores do emissor e administradores de controladas, diretas ou indiretas, do emissor; administradores do emissor ou de suas controladas, diretas ou indiretas e controladores diretos ou indiretos do emissor; administradores do emissor e administradores das sociedades controladoras diretas e indiretas do emissor.

12.10. Informar sobre relações de subordinação, prestação de serviço ou controle mantidas, nos 3 últimos exercícios sociais, entre administradores do emissor e:

e) sociedade controlada, direta ou indiretamente, pelo emissor, com exceção daquelas em que o emissor detenha, direta ou indiretamente, a totalidade do capital social
f) controlador direto ou indireto do emissor
g) caso seja relevante, fornecedor, cliente, devedor ou credor do emissor, de sua controlada ou controladoras ou controladas de alguma dessas pessoas

Nos últimos três exercícios o indicado não apresentou relação de subordinação, prestação de serviço ou controle mantidas, entre administradores do emissor e: sociedade controlada, direta ou indiretamente, pelo emissor; controlador direto ou indireto do emissor.

Anexo XII

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

ANEXO II

FORMULÁRIO CADASTRAL – CONSELHEIRO FISCAL

Conformidade com a Lei 13.303, de 30 de junho de 2016.
Verificação dos requisitos e vedações legais e estatutários exigidos para indicação de conselheiro fiscal de empresa estatal com receita operacional bruta igual ou superior a R$ 90 milhões.

A. DADOS GERAIS

1. Nome completo:
OTAMIR CESAR MARTINS

2. CPF: 171.633.829-87 — 3. Sexo: (x) M ( ) F

4. Endereço:
RUA VEREADOR CONSTANTE PINTO, 328 - AP. 41

5. Telefone profissional: (41) 3313-4013 — 6. Telefone pessoal: (41) 99122-1928

7. *E-mail*: otamir@adapar.pr.gov.br e otamirmartins@gmail.com

8. Cargo para o qual foi indicado: ( ) Titular (x) Suplente

9. Empresa à qual foi indicado: COPEL

10. Indicação:
(x) Acionista controlador
( ) Acionistas minoritários
( ) Acionistas preferencialistas

B. EXPERIÊNCIA PROFISSIONAL

	Sim	Não
11. Tem formação acadêmica compatível com o cargo para o qual foi indicado, contemplando curso de graduação ou pós-graduação reconhecido ou credenciado pelo Ministério da Educação?	x	

12. Qual a área de sua formação acadêmica?
MEDICINA VETERINARIA.

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

	SIM	NÃO
13. É titular de cargo com vínculo permanente com o serviço Público?	X	
14. Em caso de resposta positiva no item 13, informe o cargo: DIRETOR PRESIDENTE ADAPAR		
	Sim	Não
15. Possui notório conhecimento compatível com o cargo para o qual foi indicado?	X	
16. É residente no Brasil?	X	
17. Exerceu, por prazo mínimo de 3 (três) anos, cargo de direção ou assessoramento na administração pública ou cargo de conselheiro fiscal ou administrador em empresa?	X	
18. Cumpre as exigências do estatuto social da estatal, que foi lido e verificado pelo indicado?	X	

C. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011, no Decreto Estadual nº 41/2015 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	Se enquadra? Sim	Se enquadra? Não
I - é agente político que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Federal, da Constituição Estadual ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		X
II - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 4 (quatro) anos?		X
III - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena nos últimos 4 (quatro) anos, por qualquer dos crimes abaixo? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		X
IV - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 4 (quatro) anos?		X
V - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 4 (quatro) anos?		X
VI - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado		X

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011, no Decreto Estadual nº 41/2015 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	Se enquadra?	
	Sim	Não
ou proferida por órgão judicial colegiado, nos últimos 4 (quatro) anos?		X
VII - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 4 (quatro) anos?		X
VIII - foi agente político, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		X
IX - foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 4 (quatro) anos?		X
X - foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 4 (quatro) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		X
XI - foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 4 (quatro) anos?		X
XII - foi demitido do serviço público em decorrência de processo administrativo ou judicial, nos últimos 4 (quatro) anos, salvo se o ato houver sido suspenso ou anulado pelo Poder Judiciário?		X
XIII - é pessoa física e ou dirigente de pessoa jurídica responsável por doações eleitorais tidas por ilegais por decisão transitada em julgado proferida nos últimos 4 (quatro) anos?		X
XIV - é magistrado ou membro do Ministério Público que foi aposentado compulsoriamente por decisão sancionatória, que tenha perdido o cargo por sentença ou que tenha pedido exoneração ou aposentadoria voluntária na pendência de processo administrativo disciplinar, nos últimos 4 (quatro) anos?		X
XV - é pessoa impedida por lei especial, ou condenada por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos?		X
XVI - é pessoa declarada inabilitadas por ato da Comissão de Valores Mobiliários?* * Site da CVM, no link de Atuação Sancionadora - Pesquisa Avançada		X
XVII - ocupa cargo em sociedade que possa ser considerada concorrente no mercado, em especial, em conselhos consultivos, de administração ou fiscal?		X
XVIII - tem interesse conflitante com a sociedade?		X

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011, no Decreto Estadual nº 41/2015 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	**Se enquadra?**	
	Sim	**Não**
XIX - É membro de órgão da administração ou empregado da companhia ou de sociedade controlada ou do mesmo grupo, ou cônjuge ou parente, até terceiro grau, de administrador da companhia?		X

Ciente das possíveis penalidades cíveis, administrativas e penais, que eventuais declarações falsas podem acarretar, afirmo que as informações prestadas e os comprovantes anexos são exatos, verdadeiros e sem rasuras de qualquer espécie, podendo ser utilizados pelo Conselho de Controle das Empresas Estaduais - CCEE.

Curitiba, 19.03.19
Local e data

Assinatura do(a) Indicado(a)

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I – a proposta de remuneração dos administradores; e
*II – as informações indicadas no item 13 do formulário de referência."*Valores em R$ mil, exceto quando indicado.

12.5 Em relação a cada um dos administradores e membros do conselho fiscal do emissor, indicar, em forma de tabela:

a. Nome	b. Data de nascimento	c. Profissão	d. CPF ou nº passaporte	e. Cargo eletivo ocupado
OTAMIR CESAR MARTINS	8/10/1950	Médico veterinário	171.633.829-87	Conselheiro Fiscal Suplente - Eleito pelo Controlador
f. Data de eleição	**g. Data da posse**	**h. Prazo do mandato**	**i. outros cargos ou funções exercidos no emissor**	**j. Se foi eleito pelo controlador ou não**
29.04.2019	a definir	2019-2021	Não ocupou outros cargos ou funções exercidos no emissor	Sim
k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência				
Sim, nos termos da regra 10A-3 do Securities Exchange Act				
l. Número de mandatos consecutivos		**Observação:**		
01 (um)				
m. informações sobre:				
i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor		Diretor Presidente da ADAPAR (desde 2019); Diretor Geral da Secretaria da Agricultura e Abastecimento do Paraná (2011 - 2018); Superintendente da Secretaria Municipal de Planejamento da Prefeitura Municipal de Curitiba (2007-2010).		
n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos				
i. qualquer condenação criminal				Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas				Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer				Não há qualquer condenação

12.6. Em relação a cada uma das pessoas que atuaram como membro do conselho de administração ou do conselho fiscal no último exercício, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

O indicado nesta Assembleia não foi convocado para atuar como membro do conselho de administração ou do conselho fiscal no último exercício.

12.7. Fornecer as informações mencionadas no item 12.5 em relação aos membros dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários

O indicado nesta Assembleia não tem participação nestes comitês.

12.8. Em relação a cada uma das pessoas que atuaram como membro dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

O indicado nesta Assembleia não atuou como membros nestes comitês no mandato de 2017-2018.

12.9. Informar a existência de relação conjugal, união estável ou parentesco até o segundo grau entre:

a) administradores do emissor
b) (i) administradores do emissor e (ii) administradores de controladas, diretas ou indiretas, do emissor
c) (i) administradores do emissor ou de suas controladas, diretas ou indiretas e (ii) controladores diretos ou indiretos do emissor
d) (i) administradores do emissor e (ii) administradores das sociedades controladoras diretas e indiretas do emissor

O indicado não possui relação conjugal, união estável ou parentesco até o segundo grau entre: administradores do emissor; administradores do emissor e administradores de controladas, diretas ou indiretas, do emissor; administradores do emissor ou de suas controladas, diretas ou indiretas e controladores diretos ou indiretos do emissor; administradores do emissor e administradores das sociedades controladoras diretas e indiretas do emissor.

12.10. Informar sobre relações de subordinação, prestação de serviço ou controle mantidas, nos 3 últimos exercícios sociais, entre administradores do emissor e:

e) sociedade controlada, direta ou indiretamente, pelo emissor, com exceção daquelas em que o emissor detenha, direta ou indiretamente, a totalidade do capital social
f) controlador direto ou indireto do emissor
g) caso seja relevante, fornecedor, cliente, devedor ou credor do emissor, de sua controlada ou controladoras ou controladas de alguma dessas pessoas

Nos últimos três exercícios o indicado não apresentou relação de subordinação, prestação de serviço ou controle mantidas, entre administradores do emissor e: sociedade controlada, direta ou indiretamente, pelo emissor; controlador direto ou indireto do emissor.

Anexo XIII

PROTOCOLO INTEGRADO DO ESTADO
Fls. 5
Mov. 3

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

ANEXO VI

FORMULÁRIO CADASTRAL – MEMBRO DO COMITÊ DE INDICAÇÃO E AVALIAÇÃO

Conformidade com a Lei 13.303, de 30 de junho de 2016.
Verificação dos requisitos e vedações legais e estatutários exigidos para indicação de membro de Comitê de Indicação e Avaliação de empresa estatal com receita operacional bruta igual ou superior a R$ 90 milhões.

A. DADOS GERAIS

1. Nome completo: MARCOS DOMAKOSKI	
2. CPF: 255372029-72	3. Sexo: (X) M ( ) F
4. Endereço: AV. SETE DE SETEMBRO, 5739, SALA 501 CURITIBA	
5. Telefone profissional: 41 33358587	6. Telefone pessoal: 41-999799050
7. *E-mail*: marcosdomakoski@gmail.com	
8. Empresa à qual foi indicado: COPEL	

B. EXPERIÊNCIA PROFISSIONAL

	SIM	NÃO
9. Qual a área de sua formação acadêmica? ENGENHARIA GRADUAÇÃO ADMINISTRAÇÃO MESTRADO		
10. É titular de cargo com vínculo permanente com o serviço Público?		✓
11. Em caso de resposta positiva no item 10, informe o cargo:		

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

C. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011 e no Decreto Estadual nº 41/2015, discriminadas abaixo:	Se enquadra? Sim	Não
I - é agente político que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Federal, da Constituição Estadual ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		X
II - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 4 (quatro) anos?		X
III - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena nos últimos 4 (quatro) anos, por qualquer dos crimes abaixo? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		X
IV - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 4 (quatro) anos?		X
V - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 4 (quatro) anos?		X
VI - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado ou proferida por órgão judicial colegiado, nos últimos 4 (quatro) anos?		X
VII - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 4 (quatro) anos?		X
VIII - foi agente político, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		X
IX - foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 4 (quatro) anos?		X
X - foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 4 (quatro) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		X
XI - foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão		X

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011 e no Decreto Estadual nº 41/2015, discriminadas abaixo:	**Se enquadra?**	
	Sim	**Não**
de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 4 (quatro) anos?		X
XII - foi demitido do serviço público em decorrência de processo administrativo ou judicial, nos últimos 4 (quatro) anos, salvo se o ato houver sido suspenso ou anulado pelo Poder Judiciário?		X
XIII - é pessoa física e ou dirigente de pessoa jurídica responsável por doações eleitorais tidas por ilegais por decisão transitada em julgado proferida nos últimos 4 (quatro) anos?		X
XIV - é magistrado ou membro do Ministério Público que foi aposentado compulsoriamente por decisão sancionatória, que tenha perdido o cargo por sentença ou que tenha pedido exoneração ou aposentadoria voluntária na pendência de processo administrativo disciplinar, nos últimos 4 (quatro) anos?		X
XV - é pessoa impedida por lei especial, ou condenada por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos?		X
XVI - é pessoa declarada inabilitadas por ato da Comissão de Valores Mobiliários?* * Site da CVM, no link de Atuação Sancionadora - Pesquisa Avançada		X
XVII - ocupa cargo em sociedade que possa ser considerada concorrente no mercado, em especial, em conselhos consultivos, de administração ou fiscal?		X
XVIII - tem interesse conflitante com a sociedade?		X

Ciente das possíveis penalidades cíveis, administrativas e penais, que eventuais declarações falsas podem acarretar, afirmo que as informações prestadas e os comprovantes anexos são exatos, verdadeiros e sem rasuras de qualquer espécie, podendo ser utilizados pelo Conselho de Controle das Empresas Estaduais – CCEE.

Curitiba 20/3/2019
Local e data

Assinatura do(a) Indicado(a)

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE
SECRETARIA EXECUTIVA

INFORMAÇÃO CCEE Nº 048/2019

Análise das indicações dos membros do Comitê de Indicação e Avaliação da Companhia Paranaense de Energia – COPEL

1. DA PROPOSTA

O presente protocolo compreende a documentação relativa às indicações dos membros do Comitê de Indicação e Avaliação da Companhia Paranaense de Energia – COPEL, encaminhada pela Companhia a esta Secretaria Executiva do CCEE mediante Protocolo nº 15.658.839-3.

O processo foi instruído com os seguintes documentos:

I. Ofício CEE/G 127/2019;

II. Documentos pessoais, currículo e Formulário Cadastral do Sr. Marcos Domakoski;

III. Documentos pessoais, currículo e Formulário Cadastral do Sr. Paulo Henrique Laporte Ambrozewicz;

IV. Documentos pessoais, currículo e Formulário Cadastral do Sr. Cláudio Nogas;

2. DA ANÁLISE DO PROCESSO

2.1. Os indicados foram designados conforme abaixo:

Comitê de Indicação e Avaliação		
Membros Titulares	**Membros Suplentes**	**Indicação**
Marcos Domakoski	-	Acionista Controlador
Paulo Henrique Laporte Ambrozewicz	-	
Cláudio Nogas	-	

2.2. Da análise da documentação apresentada, verifica-se que os indicados manifestaram (i) possuir formação acadêmica e experiência profissional compatível aos cargos do Comitê de Indicação e Avaliação e (ii) não se enquadrar em quaisquer das

PROTOCOLO
Fls. 4
Mov. 3
INTEGRADO DO ESTADO

hipóteses de vedação ou impedimento previstos na legislação vigente, conforme formulários cadastrais firmados pelos próprios indicados.

3. DO PARECER

Diante do exposto, entendemos que os indicados pelo acionista controlador estão aptos para compor o Comitê de Indicação e Avaliação da Companhia Paranaense de Energia – COPEL.

Nos termos do art. 3° da Deliberação Normativa CCEE n° 002/2017, o processo deverá ser encaminhado ao Comitê de Indicação e Avaliação da Companhia, para deliberação acerca desta Informação.

Curitiba, 19 de Março de 2019.

Rafael Coccaro Siqueira
Secretário Executivo
Conselho de Controle das Empresas Estaduais – CCEE

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I – a proposta de remuneração dos administradores; e
II – as informações indicadas no item 13 do formulário de referência." Valores em R$ mil, exceto quando indicado.

12.5 Em relação a cada um dos administradores e membros do conselho fiscal do emissor, indicar, em forma de tabela:

a. Nome	**b. Data de nascimento**	**c. Profissão**	**d. CPF ou nº passaporte**	**e. Cargo eletivo ocupado**
MARCOS DOMAKOSKI	18.07.1953	Engenheiro civil	255.372.029-72	**Membro do Comitê de Indicação e Avaliação - Eleito pelo Controlador**
f. Data de eleição	**g. Data da posse**	**h. Prazo do mandato**	**i. outros cargos ou funções exercidos no emissor**	**j. Se foi eleito pelo controlador ou não**
29.04.2019	a definir	2019-2021	Não ocupou outros cargos ou funções exercidos no emissor	Sim

k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência
Sim, nos termos da regra 10A-3 do Securities Exchange Act

l. Número de mandatos consecutivos	Observação:
0 (zero)	
m. informações sobre:	
i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor	Vice-presidente do Movimento Pró-Paraná (2015 - 2019); Sócio Gerente da MDD Papéis desde (1987 - 2018); Diretor de Gestão Empresarial da Companhia Paranaense de Energia - Copel (2013 - 2015); Professor adjunto na Universidade Federal do Paraná (1981 a 2009); Membro do Conselho de Administração do Banco Regional de Desenvolvimento do Extremo Sul - BRDE (2003 a 2004); Presidente da Associação Comercial do Paraná (2000 a 2004); Membro do Conselho de Administração do Instituto Brasileiro de Qualidade e Produtividade - IBQP (2000 a 2004); Diretor administrativo financeiro da Cia. Melhoramentos de São Paulo - Indústria de Papel (1986 a 1987) e Diretor financeiro da Santa Maria Cia. de Papel e Celulose (1984 a 1986); Vice-presidente da Rio Branco Cia. de Seguros (1982 a 1983)

n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos	
i. qualquer condenação criminal	Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas	Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer	Não há qualquer condenação

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I – a proposta de remuneração dos administradores; e
II – as informações indicadas no item 13 do formulário de referência."

Valores em R$ mil, exceto quando indicado.

12.6. Em relação a cada uma das pessoas que atuaram como membro do conselho de administração ou do conselho fiscal no último exercício, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

O indicado nesta Assembleia não atuou como membro do conselho de administração ou do conselho fiscal no último exercício.

12.7. Fornecer as informações mencionadas no item 12.5 em relação aos membros dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários

O indicado nesta Assembleia não tem participação nestes comitês.

12.8. Em relação a cada uma das pessoas que atuaram como membro dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

O indicado nesta Assembleia não atuou como membros nestes comitês no mandato de 2017-2018.

12.9. Informar a existência de relação conjugal, união estável ou parentesco até o segundo grau entre:

a) administradores do emissor
b) (i) administradores do emissor e (ii) administradores de controladas, diretas ou indiretas, do emissor
c) (i) administradores do emissor ou de suas controladas, diretas ou indiretas e (ii) controladores diretos ou indiretos do emissor
d) (i) administradores do emissor e (ii) administradores das sociedades controladoras diretas e indiretas do emissor

O indicado não possui relação conjugal, união estável ou parentesco até o segundo grau entre: administradores do emissor; administradores do emissor e administradores de controladas, diretas ou indiretas, do emissor; administradores do emissor ou de suas controladas, diretas ou indiretas e controladores diretos ou indiretos do emissor; administradores do emissor e administradores das sociedades controladoras diretas e indiretas do emissor.

12.10. Informar sobre relações de subordinação, prestação de serviço ou controle mantidas, nos 3 últimos exercícios sociais, entre administradores do emissor e:

e) sociedade controlada, direta ou indiretamente, pelo emissor, com exceção daquelas em que o emissor detenha, direta ou indiretamente, a totalidade do capital social
f) controlador direto ou indireto do emissor
g) caso seja relevante, fornecedor, cliente, devedor ou credor do emissor, de sua controlada ou controladoras ou controladas de alguma dessas pessoas

Nos últimos três exercícios o indicado não apresentou relação de subordinação, prestação de serviço ou controle mantidas, entre administradores do emissor e: sociedade controlada, direta ou indiretamente, pelo emissor; controlador direto ou indireto do emissor.

Anexo XIV

PROTOCOLO Fls. 44 Mov. 3 INTEGRADO DO ESTADO

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

ANEXO VI

FORMULÁRIO CADASTRAL – MEMBRO DO COMITÊ DE INDICAÇÃO E AVALIAÇÃO

Conformidade com a Lei 13.303, de 30 de junho de 2016.
Verificação dos requisitos e vedações legais e estatutários exigidos para indicação de membro de Comitê de Indicação e Avaliação de empresa estatal com receita operacional bruta igual ou superior a R$ 90 milhões.

A. DADOS GERAIS

1. Nome completo: PAULO HENRIQUE LAPORTE AMBROZEWICZ	
2. CPF: 610.439.669-00	3. Sexo: (X) M ( ) F
4. Endereço: RUA PROF. PEDRO VIRIATO PARIGOT DE SOUZA, 2117 APTO 2202	
5. Telefone profissional: 3121 9501	6. Telefone pessoal: 99744 5555
7. E-mail: paulolaporte@grupola.com.br	
8. Empresa à qual foi indicado: COMITE DE AUDITORIA ESTATUTÁRIO DA COPEL	

B. EXPERIÊNCIA PROFISSIONAL

	SIM	NÃO
9. Qual a área de sua formação acadêmica? GRADUADO EM ENG. CIVIL COM MESTRADO E DOUTORADO NA ÁREA DE GESTÃO DA QUALIDADE E PRODUTIVIDADE		
10. É titular de cargo com vínculo permanente com o serviço Público?		X
11. Em caso de resposta positiva no item 10, informe o cargo:		

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

C. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011 e no Decreto Estadual nº 41/2015, discriminadas abaixo:	**Se enquadra?** Sim	Não
I - é agente político que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Federal, da Constituição Estadual ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		X
II - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 4 (quatro) anos?		X
III - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena nos últimos 4 (quatro) anos, por qualquer dos crimes abaixo? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		X
IV - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 4 (quatro) anos?		X
V - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 4 (quatro) anos?		X
VI - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado ou proferida por órgão judicial colegiado, nos últimos 4 (quatro) anos?		X
VII - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 4 (quatro) anos?		X
VIII - foi agente político, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		X
IX - foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 4 (quatro) anos?		X
X - foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 4 (quatro) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		X
XI - foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão		X

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011 e no Decreto Estadual nº 41/2015, discriminadas abaixo:	Se enquadra? Sim	Não
de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 4 (quatro) anos?		X
XII - foi demitido do serviço público em decorrência de processo administrativo ou judicial, nos últimos 4 (quatro) anos, salvo se o ato houver sido suspenso ou anulado pelo Poder Judiciário?		X
XIII - é pessoa física e ou dirigente de pessoa jurídica responsável por doações eleitorais tidas por ilegais por decisão transitada em julgado proferida nos últimos 4 (quatro) anos?		X
XIV - é magistrado ou membro do Ministério Público que foi aposentado compulsoriamente por decisão sancionatória, que tenha perdido o cargo por sentença ou que tenha pedido exoneração ou aposentadoria voluntária na pendência de processo administrativo disciplinar, nos últimos 4 (quatro) anos?		X
XV - é pessoa impedida por lei especial, ou condenada por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos?		X
XVI - é pessoa declarada inabilitadas por ato da Comissão de Valores Mobiliários?* * Site da CVM, no link de Atuação Sancionadora - Pesquisa Avançada		X
XVII - ocupa cargo em sociedade que possa ser considerada concorrente no mercado, em especial, em conselhos consultivos, de administração ou fiscal?		X
XVIII - tem interesse conflitante com a sociedade?		X

Ciente das possíveis penalidades cíveis, administrativas e penais, que eventuais declarações falsas podem acarretar, afirmo que as informações prestadas e os comprovantes anexos são exatos, verdadeiros e sem rasuras de qualquer espécie, podendo ser utilizados pelo Conselho de Controle das Empresas Estaduais – CCEE.

Curitiba 19 de Março de 2019
Local e data

Assinatura do(a) Indicado(a)
Engº Paulo Henrique Laporte Ambrozewicz,Dr
Diretor

PROTOCOLO INTEGRADO DO ESTADO Fls. 3 Mov. 13

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE
SECRETARIA EXECUTIVA

INFORMAÇÃO CCEE Nº 048/2019

Análise das indicações dos membros do Comitê de Indicação e Avaliação da Companhia Paranaense de Energia – COPEL

1. DA PROPOSTA

O presente protocolo compreende a documentação relativa às indicações dos membros do Comitê de Indicação e Avaliação da Companhia Paranaense de Energia – COPEL, encaminhada pela Companhia a esta Secretaria Executiva do CCEE mediante Protocolo nº 15.658.839-3.

O processo foi instruído com os seguintes documentos:

I. Ofício CEE/G 127/2019;

II. Documentos pessoais, currículo e Formulário Cadastral do Sr. Marcos Domakoski;

III. Documentos pessoais, currículo e Formulário Cadastral do Sr. Paulo Henrique Laporte Ambrozewicz;

IV. Documentos pessoais, currículo e Formulário Cadastral do Sr. Cláudio Nogas;

2. DA ANÁLISE DO PROCESSO

2.1. Os indicados foram designados conforme abaixo:

Comitê de Indicação e Avaliação		
Membros Titulares	**Membros Suplentes**	**Indicação**
Marcos Domakoski	-	Acionista Controlador
Paulo Henrique Laporte Ambrozewicz	-	
Cláudio Nogas	-	

2.2. Da análise da documentação apresentada, verifica-se que os indicados manifestaram (i) possuir formação acadêmica e experiência profissional compatível aos cargos do Comitê de Indicação e Avaliação e (ii) não se enquadrar em quaisquer das

hipóteses de vedação ou impedimento previstos na legislação vigente, conforme formulários cadastrais firmados pelos próprios indicados.

3. DO PARECER

Diante do exposto, entendemos que os indicados pelo acionista controlador estão aptos para compor o Comitê de Indicação e Avaliação da Companhia Paranaense de Energia – COPEL.

Nos termos do art. 3° da Deliberação Normativa CCEE n° 002/2017, o processo deverá ser encaminhado ao Comitê de Indicação e Avaliação da Companhia, para deliberação acerca desta Informação.

Curitiba, 19 de Março de 2019.

Raphael Coccaro Siqueira
Secretário Executivo
Conselho de Controle das Empresas Estaduais – CCEE

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I – a proposta de remuneração dos administradores; e
*II – as informações indicadas no item 13 do formulário de referência."*Valores em R$ mil, exceto quando indicado.

12.5 Em relação a cada um dos administradores e membros do conselho fiscal do emissor, indicar, em forma de tabela:

a. Nome	**b. Data de nascimento**	**c. Profissão**	**d. CPF ou nº passaporte**	**e. Cargo eletivo ocupado**
PAULO HENRIQUE LAPORTE AMBROZEWICZ	27.07.1966	Engenheiro Civil	610.439.669-00	Membro do Comitê de Indicação e Avaliação - Eleito pelo Controlador
f. Data de eleição	**g. Data da posse**	**h. Prazo do mandato**	**i. outros cargos ou funções exercidos no emissor**	**j. Se foi eleito pelo controlador ou não**
29.04.2019	a definir	2019-2021	Não ocupou outros cargos ou funções exercidos no emissor	Sim

k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência	
Sim, nos termos da regra 10A-3 do Securities Exchange Act	
l. Número de mandatos consecutivos	Observação:
0 (zero)	
m. informações sobre:	
i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor	Diretor do centro de estudos integrados de sistema de gestão, consultor do SEBRAE e da LAPORTE Consultoria (desde 2003), diretor da L&A Eng. de Obras e Projetos (desde 2011), Professor Adjunto no Centro Universitário Franciscano do Paraná – FAE (desde 2013). oi consultor – Serviço Nacional de Aprendizagem Industrial do Paraná, professor titular da Pontifícia Universidade Católica do Paraná (1990 - 2010), consultor ad hoc do Conselho Nacional de Desenvolvimento Científico e Tecnológico - CNPQ (desde 2003), membro do conselho temático da Federação das Indústrias do Estado do Paraná - FIEP (desde 2001), especialista do Ministério da Indústria e Comércio Exterior (desde 2003), parecerista da Universidade Presbiteriana Mackenzie (desde 2006). Conselheiro Fiscal do Sindicato da Industria da Construção do Paraná - SINDUCON-PR (desde 2005).

n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos	
i. qualquer condenação criminal	Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas	Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer	Não há qualquer condenação

12.6. Em relação a cada uma das pessoas que atuaram como membro do conselho de administração ou do conselho fiscal no último exercício, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

O indicado nesta Assembleia não atuou como membro do conselho de administração ou do conselho fiscal no último exercício.

12.7. Fornecer as informações mencionadas no item 12.5 em relação aos membros dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários

O indicado nesta Assembleia não tem participação nestes comitês.

12.8. Em relação a cada uma das pessoas que atuaram como membro dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

O indicado nesta Assembleia não atuou como membros nestes comitês no mandato de 2017-2018.

12.9. Informar a existência de relação conjugal, união estável ou parentesco até o segundo grau entre:

a) administradores do emissor
b) (i) administradores do emissor e (ii) administradores de controladas, diretas ou indiretas, do emissor
c) (i) administradores do emissor ou de suas controladas, diretas ou indiretas e (ii) controladores diretos ou indiretos do emissor
d) (i) administradores do emissor e (ii) administradores das sociedades controladoras diretas e indiretas do emissor

O indicado não possui relação conjugal, união estável ou parentesco até o segundo grau entre: administradores do emissor; administradores do emissor e administradores de controladas, diretas ou indiretas, do emissor; administradores do emissor ou de suas controladas, diretas ou indiretas e controladores diretos ou indiretos do emissor; administradores do emissor e administradores das sociedades controladoras diretas e indiretas do emissor.

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I – a proposta de remuneração dos administradores; e
II – as informações indicadas no item 13 do formulário de referência."

Valores em R$ mil, exceto quando indicado.

12.10. Informar sobre relações de subordinação, prestação de serviço ou controle mantidas, nos 3 últimos exercícios sociais, entre administradores do emissor e:

e) sociedade controlada, direta ou indiretamente, pelo emissor, com exceção daquelas em que o emissor detenha, direta ou indiretamente, a totalidade do capital social
f) controlador direto ou indireto do emissor
g) caso seja relevante, fornecedor, cliente, devedor ou credor do emissor, de sua controlada ou controladoras ou controladas de alguma dessas pessoas

Nos últimos três exercícios o indicado não apresentou relação de subordinação, prestação de serviço ou controle mantidas, entre administradores do emissor e: sociedade controlada, direta ou indiretamente, pelo emissor; controlador direto ou indireto do emissor.

Anexo XV

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

ANEXO VI

FORMULÁRIO CADASTRAL – MEMBRO DO COMITÊ DE INDICAÇÃO E AVALIAÇÃO

Conformidade com a Lei 13.303, de 30 de junho de 2016.
Verificação dos requisitos e vedações legais e estatutários exigidos para indicação de membro de Comitê de Indicação e Avaliação de empresa estatal com receita operacional bruta igual ou superior a R$ 90 milhões.

A. DADOS GERAIS

1. Nome completo: CLAUDIO NOGAS	
2. CPF: 47035366920	3. Sexo: (X) M ( ) F
4. Endereço: R. CARLOS KLENTZ, 421 CEP: 81.320-000 - PORTÃO - CURITIBA - PR	
5. Telefone profissional: 9-9732-3556	6. Telefone pessoal: 3085-0739
7. E-mail: NOGAS007@HOTMAIL.COM	
8. Empresa à qual foi indicado: CIA - COPEL	

B. EXPERIÊNCIA PROFISSIONAL

9. Qual a área de sua formação acadêmica? BACHAREL CIÊNCIAS CONTÁBEIS ESPECIALIZAÇÃO E MESTRADO EM CONTABILIDADE E CONTROLADORIA, DOUTORADO INTELIGÊNCIA ORGANIZACIONAL		
	SIM	NÃO
10. É titular de cargo com vínculo permanente com o serviço Público?	X	
11. Em caso de resposta positiva no item 10, informe o cargo: SERVIDOR PUBLICO DA UNESPAR PROFESSOR UNIVERSITARIO		

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

C. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011 e no Decreto Estadual nº 41/2015, discriminadas abaixo:	**Se enquadra?**	
	Sim	**Não**
I - é agente político que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Federal, da Constituição Estadual ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		X
II - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 4 (quatro) anos?		X
III - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena nos últimos 4 (quatro) anos, por qualquer dos crimes abaixo? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		X
IV - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 4 (quatro) anos?		X
V - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 4 (quatro) anos?		X
VI - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado ou proferida por órgão judicial colegiado, nos últimos 4 (quatro) anos?		X
VII - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 4 (quatro) anos?		X
VIII - foi agente político, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		X
IX - foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 4 (quatro) anos?		X
X - foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 4 (quatro) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		X
XI - foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão		

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011 e no Decreto Estadual nº 41/2015, discriminadas abaixo:	**Se enquadra?**	
	Sim	**Não**
de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 4 (quatro) anos?		X
XII - foi demitido do serviço público em decorrência de processo administrativo ou judicial, nos últimos 4 (quatro) anos, salvo se o ato houver sido suspenso ou anulado pelo Poder Judiciário?		X
XIII - é pessoa física e ou dirigente de pessoa jurídica responsável por doações eleitorais tidas por ilegais por decisão transitada em julgado proferida nos últimos 4 (quatro) anos?		X
XIV - é magistrado ou membro do Ministério Público que foi aposentado compulsoriamente por decisão sancionatória, que tenha perdido o cargo por sentença ou que tenha pedido exoneração ou aposentadoria voluntária na pendência de processo administrativo disciplinar, nos últimos 4 (quatro) anos?		X
XV - é pessoa impedida por lei especial, ou condenada por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos?		X
XVI - é pessoa declarada inabilitadas por ato da Comissão de Valores Mobiliários?* * Site da CVM, no link de Atuação Sancionadora - Pesquisa Avançada		X
XVII - ocupa cargo em sociedade que possa ser considerada concorrente no mercado, em especial, em conselhos consultivos, de administração ou fiscal?		X
XVIII - tem interesse conflitante com a sociedade?		X

Ciente das possíveis penalidades cíveis, administrativas e penais, que eventuais declarações falsas podem acarretar, afirmo que as informações prestadas e os comprovantes anexos são exatos, verdadeiros e sem rasuras de qualquer espécie, podendo ser utilizados pelo Conselho de Controle das Empresas Estaduais – CCEE.

Ctba, 19/03/19
Local e data

Assinatura do(a) Indicado(a)

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE
SECRETARIA EXECUTIVA

INFORMAÇÃO CCEE Nº 048/2019

Análise das indicações dos membros do Comitê de Indicação e Avaliação da Companhia Paranaense de Energia – COPEL

1. DA PROPOSTA

O presente protocolo compreende a documentação relativa às indicações dos membros do Comitê de Indicação e Avaliação da Companhia Paranaense de Energia – COPEL, encaminhada pela Companhia a esta Secretaria Executiva do CCEE mediante Protocolo nº 15.658.839-3.

O processo foi instruído com os seguintes documentos:

I. Ofício CEE/G 127/2019;
II. Documentos pessoais, currículo e Formulário Cadastral do Sr. Marcos Domakoski;
III. Documentos pessoais, currículo e Formulário Cadastral do Sr. Paulo Henrique Laporte Ambrozewicz;
IV. Documentos pessoais, currículo e Formulário Cadastral do Sr. Cláudio Nogas;

2. DA ANÁLISE DO PROCESSO

2.1. Os indicados foram designados conforme abaixo:

Comitê de Indicação e Avaliação		
Membros Titulares	**Membros Suplentes**	**Indicação**
Marcos Domakoski	-	Acionista Controlador
Paulo Henrique Laporte Ambrozewicz	-	
Cláudio Nogas	-	

2.2. Da análise da documentação apresentada, verifica-se que os indicados manifestaram (i) possuir formação acadêmica e experiência profissional compatível aos cargos do Comitê de Indicação e Avaliação e (ii) não se enquadrar em quaisquer das

hipóteses de vedação ou impedimento previstos na legislação vigente, conforme formulários cadastrais firmados pelos próprios indicados.

3. DO PARECER

Diante do exposto, entendemos que os indicados pelo acionista controlador estão aptos para compor o Comitê de Indicação e Avaliação da Companhia Paranaense de Energia – COPEL.

Nos termos do art. 3° da Deliberação Normativa CCEE n° 002/2017, o processo deverá ser encaminhado ao Comitê de Indicação e Avaliação da Companhia, para deliberação acerca desta Informação.

Curitiba, 19 de Março de 2019.

Raucieli Coccaro Siqueira
Secretário Executivo
Conselho de Controle das Empresas Estaduais – CCEE

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I – a proposta de remuneração dos administradores; e
II – as informações indicadas no item 13 do formulário de referência." Valores em R$ mil, exceto quando indicado.

12.5 Em relação a cada um dos administradores e membros do conselho fiscal do emissor, indicar, em forma de tabela:

a. Nome	**b. Data de nascimento**	**c. Profissão**	**d. CPF ou nº passaporte**	**e. Cargo eletivo ocupado**
CLAUDIO NOGAS	07.12.1961	Contabilidade	470.353.669-20	**Membro do Comitê de Indicação e Avaliação - Eleito pelo Controlador**
f. Data de eleição	**g. Data da posse**	**h. Prazo do mandato**	**i. outros cargos ou funções exercidos no emissor**	**j. Se foi eleito pelo controlador ou não**
29.04.2019	a definir	2019-2021	Não ocupou outros cargos ou funções exercidos no emissor	Sim
k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência				
Sim, nos termos da regra 10A-3 do Securities Exchange Act				
l. Número de mandatos consecutivos		Observação:		
0 (zero)				
m. informações sobre:				
i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor		Parceria como Consultor, Controller, Auditor, Governança Corporativa, Compliance da MV Assessoria Contábil (desde 1995); Coordenador do Curso de Ciências Contábeis da UNESPAR - Universidade Estadual do Paraná - Paranaguá (desde 2015); Professor do Curso de Ciências Contábeis da UNESPAR - Universidade Estadual do Paraná - Paranaguá (desde 2007); Professor dos Cursos de Administração, Ciências Contábeis, Ciências Econômicas e Gestão da Tecnologia da Informação das Faculdades Santa Cruz (1996 - 2014); Contador da Procuradoria do Instituto Nacional de Previdência Social - INSS (1996 - 2002).		
n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos				
i. qualquer condenação criminal				Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas				Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer				Não há qualquer condenação

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I – a proposta de remuneração dos administradores; e
II – as informações indicadas no item 13 do formulário de referência."

Valores em R$ mil, exceto quando indicado.

12.6. Em relação a cada uma das pessoas que atuaram como membro do conselho de administração ou do conselho fiscal no último exercício, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

O indicado nesta Assembleia não atuou como membro do conselho de administração ou do conselho fiscal no último exercício.

12.7. Fornecer as informações mencionadas no item 12.5 em relação aos membros dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários

O indicado nesta Assembleia não tem participação nestes comitês.

12.8. Em relação a cada uma das pessoas que atuaram como membro dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

O indicado nesta Assembleia não atuou como membros nestes comitês no mandato de 2017-2018.

12.9. Informar a existência de relação conjugal, união estável ou parentesco até o segundo grau entre:

a) administradores do emissor
b) (i) administradores do emissor e (ii) administradores de controladas, diretas ou indiretas, do emissor
c) (i) administradores do emissor ou de suas controladas, diretas ou indiretas e (ii) controladores diretos ou indiretos do emissor
d) (i) administradores do emissor e (ii) administradores das sociedades controladoras diretas e indiretas do emissor

O indicado não possui relação conjugal, união estável ou parentesco até o segundo grau entre: administradores do emissor; administradores do emissor e administradores de controladas, diretas ou indiretas, do emissor; administradores do emissor ou de suas controladas, diretas ou indiretas e controladores diretos ou indiretos do emissor; administradores do emissor e administradores das sociedades controladoras diretas e indiretas do emissor.

12.10. Informar sobre relações de subordinação, prestação de serviço ou controle mantidas, nos 3 últimos exercícios sociais, entre administradores do emissor e:

e) sociedade controlada, direta ou indiretamente, pelo emissor, com exceção daquelas em que o emissor detenha, direta ou indiretamente, a totalidade do capital social
f) controlador direto ou indireto do emissor
g) caso seja relevante, fornecedor, cliente, devedor ou credor do emissor, de sua controlada ou controladoras ou controladas de alguma dessas pessoas

Nos últimos três exercícios o indicado não apresentou relação de subordinação, prestação de serviço ou controle mantidas, entre administradores do emissor e: sociedade controlada, direta ou indiretamente, pelo emissor; controlador direto ou indireto do emissor.

Anexo XVI

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I – a proposta de remuneração dos administradores; e
II – as informações indicadas no item 13 do formulário de referência."

Valores em R$ mil, exceto quando indicado.

13. Remuneração dos administradores

a. Valores aprovados na proposta anterior e valores efetivamente realizados:

Valor Proposto 2019	Valor Realizado 2018
12.868.375,56	11.749.961,00

A diferença entre o valor orçado e o valor realizado, deve-se principalmente a alguns fatores relevantes:

- A previsão orçamentária de nove conselheiros de administração, sendo que em 2018, a posição esteve completa durante 06 (seis) meses.
- O plano de saúde e a previdência complementar são opcionais, e os valores propostos foram baseados nos membros de administração e fiscal da época e qualquer mudança ocasiona alteração nos valores.
- Diretoria ocupada interinamente durante primeiro quadrimestre de 2018;

b. Eventuais diferenças entre os valores da proposta atual e da proposta anterior e os constantes do item 13 do Formulário de Referência da companhia, esclarecendo, por exemplo, se são decorrentes da não correspondência entre o período coberto pelas propostas e o período coberto pelo Formulário de Referência (exercício social).

Valor Proposto 2019	Valor Proposto 2018
13.616.744,83	12.868.375,56

- Ao reajuste aplicado sobre os valores dos honorários de 2018 dos diretores e conselheiros do índice nacional de preços - INPC acumulado de mar/2018 a fev/2019 de 3,94%.

- À previsão de multa de FGTS, encargos e reajuste do plano de saúde e Ticket Alimentação.

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"

"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."

"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência."

Valores em R$ mil, exceto quando indicado.

13.1 Descrever a política ou prática de remuneração do conselho de administração, da diretoria estatutária e não estatutária, do conselho fiscal, dos comitês estatutários e dos comitês de auditoria, de risco, financeiro e de remuneração, abordando os seguintes aspectos:

a. objetivos da política ou prática de remuneração

Não há outro objetivo específico dessa prática que não seja, simplesmente, remunerar os administradores e conselheiros fiscais pelos serviços prestados à Companhia, pois não há pagamentos vinculados ao atingimento de quaisquer metas, nem tampouco remuneração variável ou indicadores de desempenho, sendo assim a remuneração é composta apenas pelo honorário e, acrescida de gratificação mensal específica para os membros do Comitê de Auditoria, e para o presidente do conselho de administração se este não pertencer ao Comitê.

A prática de remuneração é aprovada em AGO – Assembleia Geral Ordinária, conforme artigo 152 da Lei 6.404/76, e após aprovação é divulgada no Diário Oficial do Estado do Paraná e no jornal Folha de Londrina, e disponibilizada no site da Copel / Relações com Investidores (ri.copel.com), na aba Publicações e Documentos, e no site da CVM.

b. composição da remuneração, indicando:

i descrição dos elementos da remuneração e os objetivos de cada um deles

A Assembleia Geral, de acordo com o artigo 152, da Lei 6.404/76, define a remuneração anual, com encargos, dos Administradores e Conselheiros Fiscais da Copel que, de acordo com a mesma prática adotada nos anos anteriores, leva em consideração a remuneração do exercício anterior acrescida de correção monetária acumulada no período e, eventualmente, de ganho real.

A remuneração anual é composta dos honorários mensais e complementares, e dos benefícios de verba de representação e dos valores do plano previdenciário e de saúde (optativo), com encargos de INSS e FGTS.

ii em relação aos 3 últimos exercícios sociais, qual a proporção de cada elemento na remuneração total metodologia de cálculo e de reajuste de cada um dos elementos da remuneração

A remuneração é integralmente fixa, sendo que os benefícios representam ate 15% desta.

Valores em R$ mil, exceto quando indicado.

iii metodologia de cálculo e de reajuste de cada um dos elementos da remuneração

Para 2019, e atendendo ao item 1 do Art. 12 da Instrução CVM 481/2009, informamos que o Acionista Majoritário deverá propor o limite global anual, com encargos, de até R$ 13.616.744,83, o qual contempla:

a) para a remuneração dos administradores será acrescida de correção monetária por indicador financeiro.

b) para cada um dos membros em exercício do Conselho de Administração, remuneração mensal equivalente a 15% (quinze por cento) da remuneração mensal do Diretor Presidente, considerando também a gratificação de uma remuneração anual destinada a este, a ser paga aos Conselheiros proporcionalmente nos 12 meses. Ao Presidente do Conselho de Administração caberá um adicional à remuneração mensal no valor equivalente a 50% (cinquenta por cento) do Comitê de Auditoria.

c) para cada um dos membros do Conselho Fiscal, remuneração mensal equivalente a 15% (quinze por cento) da remuneração mensal do Diretor Presidente, considerando também a gratificação de uma remuneração anual destinada a este, a ser paga aos Conselheiros proporcionalmente nos 12 meses; e

d) a cada um dos membros do Comitê de Auditoria, remuneração mensal equivalente à remuneração dos membros do Conselho Fiscal acrescida de R$ 5.000,00.

e) para cada um dos membros da Comite de Indicação e Avaliação, remuneração mensal equivalente a 60% (sessenta por cento) da remuneração mensal do Conselho de Administração,

Sendo assim, do limite global anual, até R$ 10.161.320,62, com encargos (Instituto Nacional do Seguro Social - INSS, Fundo de Garantia do Tempo de Serviço - FGTS e Planos Próprios Previdenciário e Assistencial), deverá ser proposto para a Diretoria; até R$ 784.553,64, com encargos (INSS) para o Conselho de Administração; até R$ 842.298,75, com encargos (INSS) para o Conselho Fiscal; até R$ 939.755,36, com encargos (INSS) para o Comitê de Auditoria; e até R$ 488.816,46, com encargos (INSS) para o Comitê de Indicação e Avaliação e até R$ 400.000,00 como reserva técnica.

iv razões que justificam a composição da remuneração

Além de remunerar os serviços prestados, os benefícios oferecidos aos diretores já integram o rol daqueles principais concedidos aos diretores empregados, os quais para o exercício da função diretiva são licenciados sem remuneração do quadro funcional das empresas do Grupo.

v a existência de membros não remunerados pelo emissor e a razão para esse fato

Não se aplica.

c. principais indicadores de desempenho que são levados em consideração na determinação de cada elemento da remuneração

Não se aplica

d. como a remuneração é estruturada para refletir a evolução dos indicadores de desempenho

Não se aplica

e. como a política ou prática de remuneração se alinha aos interesses do emissor de curto, médio e longo prazo

A prática de remuneração é definida e proposta pelo acionista majoritário

f. existência de remuneração suportada por subsidiárias, controladas ou controladores diretos ou indiretos

A exceção do Diretor de Finanças e do Diretor Jurídico e de Relações Institucionais, que consta no contrato de Compartilhamento de Estrutura da Companhia Paranaense de Energia com a Copel Geração e Transmissão S.A., Copel Distribuição S.A., Copel Renováveis S.A. e Copel Comercialização S.A., nenhuma remuneração dos demais administradores e conselheiros fiscais é suportada por subsidiária, controlada ou controladores diretos ou indiretos e não há qualquer remuneração ou benefício vinculado à ocorrência de determinado evento societário, tal como alienação do controle societário da Companhia.

g. existência de qualquer remuneração ou benefício vinculado à ocorrência de determinado evento societário, tal como a alienação do controle societário do emissor

Não se aplica.

h. práticas e procedimentos adotados pelo conselho de administração para definir a remuneração individual do conselho de administração e da diretoria, indicando:

i. os órgãos e comitês do emissor que participam do processo decisório, identificando de que forma participam
O orçamento previsto para o exercício é elaborado pela Diretoria de Gestão Empresarial e encaminhado para aprovação da Assembleia Geral Ordinária.

ii. critérios e metodologia utilizada para a fixação da remuneração individual, indicando se há a utilização de estudos para a verificação das práticas de mercado, e, em caso positivo, os critérios de comparação e a abrangência desses estudos
A fixação da remuneração considera a aplicação de índices de inflação e orientação de remuneração pelo CCEE (Conselho de Controle das Empresas Estatais regulamentada pelo Decreto estadual 6262 de 20/02/2017).

iii. com que frequência e de que forma o conselho de administração avalia a adequação da política de remuneração do emissor
O Conselho de administração não participa na definição da política de remuneração, sendo estatutariamente a Diretoria Executiva detentora de tal obrigação.

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I – a proposta de remuneração dos administradores; e
II – as informações indicadas no item 13 do formulário de referência."

Valores em R$ mil, exceto quando indicado.

13.2. Em relação à remuneração reconhecida no resultado dos 3 últimos exercícios sociais e à prevista para o exercício social corrente do conselho de administração, da diretoria estatutária e do conselho fiscal

Remuneração total prevista para o Exercício Social corrente 31/12/2019 - Valores Anuais				
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº Total de Membros	9,00	7,00	5,00	21,00
Nº de Membros Remunerados	9,00	7,00	5,00	21,00
Remuneração fixa anual				
Salário ou pró-labore	641.907,15	7.232.112,61	678.911,84	8.552.931,60
Benefícios direto e indireto	14.265,06	112.268,33	27.604,55	154.137,94
Participações em comitês	1.428.571,82			1.428.571,82
Outros	128.381,43	2.024.991,53	135.782,36	2.289.155,32
Descrição de outras remunerações fixas	INSS, FGTS	INSS, FGTS	INSS, FGTS	
Remuneração variável				
Bônus				
Participação de resultados				
Participação em reuniões				
Comissões				
Outros				
Descrição de outras remunerações variáveis				
Pós-emprego	0,00	791.948,15	0,00	791.948,15
Cessação do cargo				
Baseada em ações				
Observação	O número de foi apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP /Nº03/2019	O número de foi apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP /Nº03/2019	O número de foi apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP /Nº03/2019	RESERVA TÉCNICA GLOBAL DE R$ 400.000,00
Total da remuneração	2.213.125,46	10.161.320,62	842.298,75	13.616.744,83

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I – a proposta de remuneração dos administradores; e
II – as informações indicadas no item 13 do formulário de referência."

Valores em R$ mil, exceto quando indicado.

Remuneração total prevista para o Exercício Social corrente 31/12/2018 - Valores Anuais				
Órgão	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº Total de Membros	8,17	6,75	4,92	19,84
Nº de Membros Remunerados	8,17	6,75	4,92	19,84
Remuneração fixa anual				
Salário ou pró-labore	854.437,00	6.562.088,00	628.230,00	8.044.755,00
Benefícios direto e indireto	0,00	112.666,00	4.177,00	116.843,00
Participações em comitês	508.448,00	0,00	0,00	508.448,00
Outros	308.500,00	1.787.076,00	125.646,00	2.221.222,00
Descrição de outras remunerações fixas	INSS, FGTS	INSS, FGTS	INSS, FGTS	
Remuneração variável				
Bônus	0,00	0,00	0,00	0,00
Participação de resultados	0,00	0,00	0,00	0,00
Participação em reuniões	0,00	0,00	0,00	0,00
Comissões	0,00	0,00	0,00	0,00
Outros	0,00	0,00	0,00	0,00
Descrição de outras remunerações variáveis				
Pós-emprego	13.834,00	819.821,00	25.038,00	858.693,00
Cessação do cargo	0,00	0,00	0,00	0,00
Baseada em ações (incluindo opções)	0,00	0,00	0,00	0,00
Observação	O número de foi apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP /Nº02/2018	O número de foi apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP /Nº02/2018	O número de foi apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP /Nº02/2018	
Total da remuneração	1.685.219,00	9.281.651,00	783.091,00	11.749.961,00

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I – a proposta de remuneração dos administradores; e
II – as informações indicadas no item 13 do formulário de referência."

Valores em R$ mil, exceto quando indicado.

Remuneração total prevista para o Exercício Social corrente 31/12/2017 - Valores Anuais				
Órgão	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº Total de Membros	9,00	7,00	5,00	21,00
Nº de Membros Remunerados	8,75	7,00	5,00	20,75
Remuneração fixa anual				
Salário ou pró-labore	987.248,43	6.652.687,45	557.153,48	8.197.089,36
Benefícios direto e indireto	0,00	0,00	0,00	0,00
Participações em comitês	62.789,52	0,00	0,00	62.789,52
Outros	247.204,02	2.771.920,11	152.969,06	3.172.093,19
Descrição de outras remunerações fixas	Contribuição Previdência Privada e Plano Assistencial	Contribuição Previdência Privada, Plano Assistencial, INSS, FGTS e Ticket Alimentação	Contribuição Previdência Privada e Plano Assistencial	
Remuneração variável	0,00	0,00	0,00	0,00
Bônus	0,00	0,00	0,00	0,00
Participação de resultados	0,00	0,00	0,00	0,00
Participação em reuniões	0,00	0,00	0,00	0,00
Comissões	0,00	0,00	0,00	0,00
Outros	0,00	0,00	0,00	0,00
Descrição de outras remunerações variáveis				
Pós-emprego	0,00	0,00	0,00	0,00
Cessação do cargo	0,00	0,00	0,00	0,00
Baseada em ações (incluindo opções)	0,00	0,00	0,00	0,00
Observação	O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros. Em 2016, 7 (sete) receberam remuneração do	A Diretoria Estatutária do Emissor é composto de 6 (seis) diretores membros, sendo 5 (cinco) diretores e 1 (um) adjunto. A remuneração média	É composto por 5 (cinco) membros titulares remunerados e 5 (cinco) membros suplentes. O suplente será remunerado se for	

Valores em R$ mil, exceto quando indicado.

	emissor em 12 (doze) meses e 2 (dois) receberam remuneração do emissor por 3(três) meses. A remuneração média dos conselheiros é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 9.2.13.b do OFÍCIO CIRCULAR/CVM/SEP /Nº01/2017	dos diretores é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 9.2.13.b do OFÍCIO CIRCULAR/CVM/SEP /Nº01/2017	convocado para alguma reunião. O número de membros foi apurado da forma especificada no item 9.2.13.b do OFÍCIO CIRCULAR/CVM/SEP /Nº01/2017	
Total da remuneração	1.297.241,97	9.424.607,56	710.122,54	11.431.972,07

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I – a proposta de remuneração dos administradores; e
II – as informações indicadas no item 13 do formulário de referência."

Valores em R$ mil, exceto quando indicado.

Remuneração total prevista para o Exercício Social corrente 31/12/2016 - Valores Anuais				
Órgão	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº Total de Membros	9,00	6,00	5,00	20,00
Nº de Membros Remunerados	7,50	6,00	5,00	18,50
Remuneração fixa anual				
Salário ou pró-labore	1.159.623,37	6.417.913,48	505.136,43	8.082.673,28
Benefícios direto e indireto		0,00	0,00	0,00
Participações em comitês	180.590,76			180.590,76
Outros	23.460,84	483.001,15	11.108,83	517.570,82
Descrição de outras remunerações fixas	Contribuição Previdência Privada e Plano Assistencial	Contribuição Previdência Privada, Plano Assistencial e Verba de Representação	Contribuição Previdência Privada e Plano Assistencial	
Remuneração variável				
Bônus	0,00	0,00	0,00	0,00
Participação de resultados	0,00	0,00	0,00	0,00
Participação em reuniões	0,00	0,00	0,00	0,00
Comissões	0,00	0,00	0,00	0,00
Outros	0,00	0,00	0,00	0,00
Descrição de outras remunerações variáveis				
Pós-emprego	0,00	0,00	0,00	0,00
Cessação do cargo	0,00	0,00	0,00	0,00
Baseada em ações (incluindo opções)	0,00	0,00	0,00	0,00
Observação	O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros. Em 2016, 7 (sete) receberam remuneração do	A Diretoria Estatutária do Emissor é composto de 6 (seis) diretores membros, sendo 5 (cinco) diretores e 1 (um) adjunto. A remuneração média	É composto por 5 (cinco) membros titulares remunerados e 5 (cinco) membros suplentes. O suplente será remunerado se for	

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I – a proposta de remuneração dos administradores; e
II – as informações indicadas no item 13 do formulário de referência."

Valores em R$ mil, exceto quando indicado.

	emissor em 12 (doze) meses e 2 (dois) receberam remuneração do emissor por 3(três) meses. A remuneração média dos conselheiros é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 9.2.13.b do OFÍCIO CIRCULAR/CVM/SEP /Nº02/2016	dos diretores é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 9.2.13.b do OFÍCIO CIRCULAR/CVM/SEP /Nº02/2016	convocado para alguma reunião. O número de membros foi apurado da forma especificada no item 9.2.13.b do OFÍCIO CIRCULAR/CVM/SEP /Nº02/2016	
Total da remuneração	1.363.674,97	6.900.914,63	516.245,26	8.780.834,86

13.3. Em relação à remuneração variável dos 3 últimos exercícios sociais e à prevista para o exercício social corrente do conselho de administração, da diretoria estatutária e do conselho fiscal, elaborar tabela com o seguinte conteúdo

O emissor não aplica remuneração variável para o conselho de administração, para a diretoria estatutária e para o conselho fiscal.

13.4. Em relação ao plano de remuneração baseado em ações do conselho de administração e da diretoria estatutária, em vigor no último exercício social e previsto para o exercício social corrente, descrever:

O emissor não aplica plano de remuneração baseado em ações para o conselho de administração e para a diretoria estatutária.

13.5. Em relação à remuneração baseada em ações reconhecida no resultado dos 3 últimos exercícios sociais e à prevista para o exercício social corrente, do conselho de administração e da diretoria estatutária, elaborar tabela com o seguinte conteúdo:

O emissor não aplica plano de remuneração baseado em ações para o conselho de administração e para a diretoria estatutária.

13.6 Em relação às opções em aberto do conselho de administração e da diretoria estatutária ao final do último exercício social, elaborar tabela com o seguinte

Não existem opções em aberto do conselho de administração e da diretoria estatutária.

13.7. Em relação às opções exercidas e ações entregues relativas à remuneração baseada em ações do conselho de administração e da diretoria estatutária, nos 3 últimos exercícios sociais, elaborar tabela com o seguinte conteúdo:

Não existem opções exercidas e ações entregues relativas à remuneração baseada em ações do conselho de administração e da diretoria estatutária.

13.8. Descrição sumária das informações necessárias para a compreensão dos dados divulgados nos itens 13.5 a 13.7, tal como a explicação do método de precificação do valor das ações e das opções, indicando, no mínimo:

Não se aplica ao emissor.

13.9 Informar a quantidade de ações ou cotas direta ou indiretamente detidas, no Brasil ou no exterior, e outros valores mobiliários conversíveis em ações ou cotas, emitidos pelo emissor, seus controladores diretos ou indiretos, sociedades controladas ou sob controle comum, por membros do conselho de administração, da diretoria estatutária ou do conselho fiscal, agrupados por órgão

AÇÕES DETIDAS POR ADMINISTRADORES E CONSELHEIROS FISCAIS

>> Posição: Dezembro/2018

Órgão	Quantidade de ações		
	ON	PNA	PNB
Conselho de Administração	417	-	-
Diretoria Estatutária	1	-	-
Conselho Fiscal	2	-	2

13.10 Em relação aos planos de previdência em vigor conferidos aos membros do conselho de administração e aos diretores estatutários:

a. Órgão	Conselho de Administração	Diretoria Estatutária
b. Número de membros	7	7
c. Número de membros remunerados	0	7
d. Nome do plano	Plano III	Plano III
e. Quantidade de administradores que reúnem condições para se aposentar (elegível)	0	2
f. Condições para se aposentar antecipadamente	45 anos de idade, como no mínimo 5 anos de contribuição.	45 anos de idade, como no mínimo 5 anos de contribuição.
g. Valor atualizado das contribuições acumuladas no plano de previdência até o encerramento do último exercício social, descontada a parcela relativa a contribuições feitas diretamente pelos administradores	0	R$ 3.769.033,12
h. Valor total acumulado das contribuições realizadas durante o exercício de 2016, descontada a parcela relativa a contribuições feitas diretamente pelos administradores	0	R$ 1.095.862,31
i. Possibilidade de resgate antecipado e quais condições	Resgate de 100% das contribuições vertidas pelo participante, desde que desligado da patrocinadora.	Resgate de 100% das contribuições vertidas pelo participante, desde que desligado da patrocinadora.

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I – a proposta de remuneração dos administradores; e
II – as informações indicadas no item 13 do formulário de referência."

Valores em R$ mil, exceto quando indicado.

13.11 Indicar, para os 3 últimos exercícios sociais, em relação ao conselho de administração, à diretoria estatutária e ao conselho fiscal:

Valores anuais

	Diretoria Estatutária			Conselho de Administração			Conselho Fiscal		
	31/12/2018	31/12/2017	31/12/2016	09/01/1900	31/12/2017	31/12/2016	31/12/2018	31/12/2017	31/12/2016
Nº de membros	6,75	7,00	6,00	8,17	8,75	9,00	4,92	5,00	5,00
Nº de membros remunerados	6,75	7,00	6,00	8,17	8,75	7,50	4,92	5,00	5,00
Valor da maior remuneração (Reais)	1.404.188,54	1.431.388,35	1.413.062,05	286.792,00	153.300,26	235.895,19	169.829,00	162.911,80	103.246,05
Valor da menor remuneração (Reais)	867.151,71	868.418,41	632.250,93	155.994,00	134.197,90	138.666,93	90.180,00	162.911,80	103.249,05
Valor médio da remuneração (Reais)	1.375.059,41	1.346.372,51	1.150.152,44	249.662,07	148.256,23	181.823,33	159.164,84	142.024,51	103.249,05

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I – a proposta de remuneração dos administradores; e
II – as informações indicadas no item 13 do formulário de referência."

Valores em R$ mil, exceto quando indicado.

Observação

Diretoria Estatutária	
31/12/2018	A Diretoria Estatutária do Emissor é composto de 7 (sete) diretores membros, sendo 6 (seis) diretores e 1 (um) adjunto. A remuneração média dos diretores é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº03/2019
31/12/2017	A Diretoria Estatutária do Emissor é composto de 7 (sete) diretores membros, sendo 6 (seis) diretores e 1 (um) adjunto. A remuneração média dos diretores é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº02/2018
31/12/2016	A Diretoria Estatutária do Emissor é composto de 6 (seis) diretores membros, sendo 5 (cinco) diretores e 1 (um) adjunto. A remuneração média dos diretores é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 9.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº01/2017

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."

"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência."

Valores em R$ mil, exceto quando indicado.

Conselho de Administração	
31/12/2018	O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros. Em 2018, 6 (seis) receberam remuneração do emissor em 12 (doze) meses e 3 (três) receberam remuneração do emissor por menos de 12 (doze) meses. A remuneração média dos conselheiros é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº03/2019
31/12/2017	O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros. Em 2017, 1 (um) recebeu remuneração do emissor em 12 (doze) meses e 8 (oito) receberam remuneração do emissor por menos de 12 (doze) meses. A remuneração média dos conselheiros é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº02/2018
31/12/2016	O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros. Em 2016, 7 (sete) receberam remuneração do emissor em 12 (doze) meses e 2 (dois) receberam remuneração do emissor por 3(três) meses. A remuneração média dos conselheiros é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 9.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº01/2017

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."

"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência."

Valores em R$ mil, exceto quando indicado.

Conselho Fiscal	
31/12/2018	É composto por 5 (cinco) membros titulares remunerados e 5 (cinco) membros suplentes. O suplente será remunerado se for convocado para alguma reunião. O número de membros foi apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº03/2019
31/12/2017	É composto por 5 (cinco) membros titulares remunerados e 5 (cinco) membros suplentes. O suplente será remunerado se for convocado para alguma reunião. O número de membros foi apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº02/2018
31/12/2016	É composto por 5 (cinco) membros titulares remunerados e 5 (cinco) membros suplentes. O suplente será remunerado se for convocado para alguma reunião. O número de membros foi apurado da forma especificada no item 9.2.13.b do OFÍCIOCIRCULAR/CVM/SEP/Nº01/2017

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I – a proposta de remuneração dos administradores; e
II – as informações indicadas no item 13 do formulário de referência."

Valores em R$ mil, exceto quando indicado.

13.12 Descrever arranjos contratuais, apólices de seguros ou outros instrumentos que estruturem mecanismos de remuneração ou indenização para os administradores em caso de destituição do cargo ou de aposentadoria, indicando quais as consequências financeiras para o emissor

O emissor não possui instrumentos de indenização para os administradores em caso de destituição do cargo ou aposentadoria.

13.13 Em relação aos 3 últimos exercícios sociais, indicar o percentual da remuneração total de cada órgão reconhecida no resultado do emissor referente a membros do conselho de administração, da diretoria estatutária ou do conselho fiscal que sejam partes relacionadas aos controladores, diretos ou indiretos, conforme definido pelas regras contábeis que tratam desse assunto

Não se aplica ao emissor.

13.14 Em relação aos 3 últimos exercícios sociais, indicar os valores reconhecidos no resultado do emissor como remuneração de membros do conselho de administração, da diretoria estatutária ou do conselho fiscal, agrupados por órgão, por qualquer razão que não a função que ocupam, como por exemplo, comissões e serviços de consultoria ou assessoria prestados

O emissor não aplica remuneração além da que se refere a função que os membros do conselho de administração, da diretoria estatutária ou do conselho fiscal ocupam.

13.15 Em relação aos 3 últimos exercícios sociais, indicar os valores reconhecidos no resultado de controladores, diretos ou indiretos, de sociedades sob controle comum e de controladas do emissor, como remuneração de membros do conselho de administração, da diretoria estatutária ou do conselho fiscal do emissor, agrupados por órgão, especificando a que título tais valores foram atribuídos a tais indivíduos

Não se aplica ao emissor.

13.16 Fornecer outras informações que o emissor julgue relevantes

Todas as informações julgadas relevantes, comentadas nos itens anteriores.

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I – a proposta de remuneração dos administradores; e
II – as informações indicadas no item 13 do formulário de referência."

Valores em R$ mil, exceto quando indicado.